     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1996


                                                      REGISTRATION NO. 333-07455
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                 TOY BIZ, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    3944                                   13-3711775
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                              333 EAST 38TH STREET
                            NEW YORK, NEW YORK 10016
                                 (212) 682-4700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JOSEPH M. AHEARN
                            CHIEF EXECUTIVE OFFICER
                              333 EAST 38TH STREET
                            NEW YORK, NEW YORK 10016
                                 (212) 682-4700
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:


                    JOHN N. TURITZIN, ESQ.                                        THOMAS E. CONSTANCE, ESQ.
                      BATTLE FOWLER LLP                                       KRAMER, LEVIN, NAFTALIS & FRANKEL
                     75 EAST 55TH STREET                                               919 THIRD AVENUE
                   NEW YORK, NEW YORK 10022                                        NEW YORK, NEW YORK 10022
                        (212) 856-7000                                                  (212) 715-9100

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Registration Statement contains a prospectus relating to a public offering in the United States and Canada (the 'U.S. Offering') of an aggregate of 2,560,000 shares of Class A Common Stock, par value $.01 per share ('Class A Common Stock'), of Toy Biz, Inc., together with a separate prospectus cover page relating to a concurrent offering outside the United States and Canada (the 'International Offering') of an aggregate of 640,000 shares of Class A Common Stock. The complete prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such prospectus is the alternate cover page for the International Offering. All other pages of the prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED AUGUST 7, 1996



                                3,200,000 SHARES

        [Logo]

                                 TOY BIZ, INC.
                              CLASS A COMMON STOCK
                            ------------------------


OF THE 3,200,000 SHARES OF CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE, OF
   TOY BIZ, INC. BEING OFFERED HEREBY, 2,560,000 SHARES ARE BEING OFFERED
     INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS
      AND 640,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED
       STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
       'UNDERWRITERS.' OF THE 3,200,000 SHARES OF CLASS A COMMON
         STOCK BEING OFFERED HEREBY, 700,000 SHARES ARE BEING
          SOLD BY THE COMPANY AND 2,500,000 SHARES ARE BEING
            SOLD BY MARVEL (AS DEFINED HEREIN), A SELLING
              STOCKHOLDER. SEE 'PRINCIPAL AND SELLING
               STOCKHOLDERS.' THE COMPANY WILL NOT RECEIVE
                  ANY OF THE PROCEEDS FROM THE SALE OF
                     THE SHARES BEING SOLD BY MARVEL.



THE CLASS A COMMON STOCK ENTITLES ITS HOLDERS TO ONE VOTE PER SHARE, AND THE
  CLASS B COMMON STOCK GENERALLY HAS TEN VOTES PER SHARE. IMMEDIATELY AFTER
    THIS OFFERING, THE CLASS B COMMON STOCK AND THE CLASS A COMMON STOCK
      BENEFICIALLY OWNED BY THE PRINCIPAL STOCKHOLDERS WILL REPRESENT
        APPROXIMATELY 93% OF THE COMBINED VOTING POWER (ASSUMING THE
          U.S. UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED)
            WITH RESPECT TO SUBSTANTIALLY ALL MATTERS SUBMITTED FOR
                         THE VOTE OF ALL STOCKHOLDERS.




THE CLASS A COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE
       SYMBOL 'TBZ.' ON AUGUST 5, 1996, THE REPORTED LAST SALE PRICE
              OF THE CLASS A COMMON STOCK ON THE NEW YORK STOCK
                        EXCHANGE WAS $16 5/8 PER SHARE.


                            ------------------------

         SEE 'RISK FACTORS' BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS A
                           CRIMINAL OFFENSE.

                            ------------------------

                              PRICE $      A SHARE

                            ------------------------

                                                                   UNDERWRITING                            PROCEEDS TO
                                                 PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                                  PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
                                            ------------------  ------------------  ------------------  ------------------
Per Share.................................          $                   $                   $                   $
Total(3)..................................          $                   $                   $                   $

- ------------
     (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
     (2) Before deduction of expenses payable by the Company estimated at $500,000.

     (3) Isaac Perlmutter and Avi Arad, each a Selling Stockholder, have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 480,000 additional Shares, consisting of up to 384,000 Shares as to Mr. Perlmutter and 96,000 Shares as to Mr. Arad, at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds

         to Company and proceeds to Selling Stockholders will be $            ,
         $               , $               and $               , respectively.
         See 'Underwriters.'


                            ------------------------


    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Kramer, Levin, Naftalis & Frankel, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about August   , 1996 at
the office of Morgan Stanley & Co. Incorporated, New York, N. Y., against payment therefor in immediately available funds.


                            ------------------------
MORGAN STANLEY & CO.
   INCORPORATED
                    CS FIRST BOSTON
                                    SMITH BARNEY INC.
                                                       JEFFERIES & COMPANY, INC.


August   , 1996

                                    [PHOTOS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE CLASS A COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                            ------------------------

     The Toy Biz logo and name are trademarks of the Company. Baby Loves to Talk(Registered), Pretty and Me(Registered) and Jumpsie(Registered) are registered trademarks of the Company. Baby Tumbles Surprise(Trademark), Baby So Real(Trademark), Wild & Wacky Painter(Trademark), Pooch, the Good Puppy(Trademark), Pretty Sparkle Dancer(Trademark), Battle Builders(Trademark), Take Care of Me Twins(Trademark) and Caboodles(Trademark) are trademarks of the Company. Marvel Super Heroes(Trademark), Marvel Super-Villains(Trademark), X-Men(Registered), X-Force(Trademark), Generation X(Trademark), Wolverine(Registered), Nightcrawler(Trademark), Colossus(Trademark),
Storm(Trademark), Cyclops(Trademark), Bishop(Registered), Gambit(Trademark), Spider-Man(Registered), Captain America(Registered), Fantastic Four(Trademark), Mr. Fantastic(Trademark), The Human Torch(Trademark), Invisible Woman(Trademark), The Thing(Trademark), The Incredible Hulk(Registered), Thor(Trademark), The Silver Surfer(Trademark), Daredevil(Trademark), Iron Man(Registered), The Punisher(Registered), Dr. Strange(Trademark), Ghost Rider(Trademark), Hero Caps(Registered) and Cable(Trademark) are trademarks of Marvel Characters, Inc. and are used with permission. Bots Master(Registered) is a registered trademark of Creativite et Developpement, a French movie and television program producer ('C&D'). Gerber(Registered) is a registered trademark of Gerber Products Company ('Gerber'). Coleman(Registered) is a registered trademark of The Coleman Company, Inc. ('Coleman'). Space Strikers(Trademark) is a registered trademark of Saban Entertainment, Inc. ('Saban'). Hercules: The Legendary Journeys(Trademark) and Xena: Warrior Princess(Trademark) are trademarks of MCA Television Ltd., used under license by MCA/Universal Merchandising, Inc. ('MCA/Universal'), and Flipper(Trademark) ((Copyright)Flipper) is a trademark and copyright of The Flipper Group. Disney's The Hunchback of Notre Dame ((Copyright)Disney), Disney's Toy Story ((Copyright)Disney) and Disney's 101 Dalmatians ((Copyright)Disney), are copyrights of The Walt Disney Company ('Disney'), and Sky Dancers(Registered) and Dragonflyz(Trademark) are trademarks of Abrams Gentile Entertainment, Inc. Batman(Registered) and Looney Tunes(Registered) are registered trademarks of Warner Bros. Apple(Registered) and the Apple logo are registered trademarks of Apple Computer, Inc. ('Apple'), registered in the United States and other countries. Muppets Tonight(Trademark), Muppet Babies(Trademark) and Muppet Treasure Island(Trademark) are trademarks of Jim Henson Productions, Inc. ('Henson'). NASCAR(Registered) is a registered trademark of the National Association for Stock Car Auto Racing, Inc. ('NASCAR'). Revlon(Registered) is a registered trademark of Revlon Consumer Products Corporation. Sony

Wonder(Registered) is a registered trademark of Sony Wonder, a division of Sony Music Entertainment, Inc. All other trademarks appearing in this Prospectus are the property of their respective holders.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company, any Selling Stockholder or any Underwriter that would permit a public offering of the Class A Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Class A Common Stock and the distribution of this Prospectus.

     In this Prospectus references to 'dollars' and '$' are to United States dollars, and the terms 'United States' and 'U.S.' mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................      4
Risk Factors...................................      9
Use of Proceeds................................     16
Price Range of Class A Common Stock............     16
Dividend Policy................................     16
Capitalization.................................     17
Selected Financial Information.................     18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     20
Business.......................................     30
Management.....................................     45

Principal and Selling Stockholders.............     48

                                                  PAGE
                                                  ----
Certain Transactions...........................     50
Description of Capital Stock...................     56
Shares Eligible for Future Sale................     59
Certain Federal Income Tax Consequences to
  Non-United States Holders....................     61
Underwriters...................................     63
Legal Matters..................................     66
Experts........................................     66
Additional Information.........................     66
Incorporation of Certain Information by
  Reference....................................     67
Index to Financial Statements and Financial
  Statement Schedule...........................    F-1

                            ------------------------

             CAUTIONARY STATEMENT FOR PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The Private Securities Litigation Reform Act of 1995 provides a new 'safe harbor' for certain forward-looking statements. The factors discussed under 'Risk Factors,' among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus, including, without limitation, in 'Business' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' filings by the Company with the Securities and Exchange Commission (the 'Commission'), in the Company's press releases and in oral statements made by authorized officers of the Company. When used in this Prospectus, the words 'estimate,' 'project,' 'anticipate,' 'expect,' 'intend,' 'believe,' and similar expressions are intended to identify forward-looking statements.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option. See 'Underwriters.' Unless the context otherwise requires, all references in this Prospectus to the Company include the Company, its subsidiary and their respective predecessors, and all references to Marvel mean Marvel Entertainment Group, Inc., a Delaware corporation, and its subsidiaries other than the Company. The Class A Common Stock, par value $.01 per share, of the Company (the 'Class A Common Stock') and the Class B Common Stock, par value $.01 per share, of the Company (the 'Class B Common Stock') are herein collectively referred to as the 'Common Stock.' References to the 'Offering' shall refer to the offering of the Class A Common Stock in the United States and Canada by the U.S. Underwriters and outside the United States and Canada by the International Underwriters. References to the Selling Stockholders refer to Marvel and Messrs. Perlmutter and Arad.


                                  THE COMPANY

     Toy Biz, Inc. (the 'Company') designs, markets and distributes a variety of toys in the United States and internationally under various licenses, including an exclusive, perpetual and royalty-free license, subject to certain limitations (the 'Marvel License'), from Marvel, the Company's largest stockholder. The Company also designs, markets and distributes its own line of proprietary toys. The Company believes that the experience and creativity of its senior management in the development and marketing of its toys afford it the ability to attract significant licenses of popular characters and trademarks as well as prominent inventors for the development of new licensed and proprietary toys. The Company had net sales, operating income and net income per share of approximately $196.4 million, $47.0 million and $1.05, respectively, in 1995, reflecting significant growth from the Company's 1991 net sales and operating income of approximately $45.1 million and $177,000, respectively.

     The Marvel License permits the Company to produce a broad range of toys based on Marvel's more than 3,500 characters (the 'Marvel Characters'). The Company believes that media events associated with Marvel Characters and other characters on which the Company bases its toys increase overall consumer awareness and popularity of these characters. The Company seeks to capitalize on the popularity generated by media exposure of certain Marvel Characters, such as Spider-Man(Registered) and X-Men(Registered), by emphasizing those characters in its toy lines. The Spider-Man(Registered) and X-Men(Registered) Marvel Characters are currently featured in weekly half-hour animated television programs which have consistently been among the highest rated Saturday morning children's programs since they began to be regularly broadcast in February 1995 and October 1992, respectively. The Spider-Man(Registered) program is also featured in major television markets around the world. The Fantastic Four(Trademark) and Iron Man(Registered) groups of Marvel Characters are featured on the Marvel Action Universe, weekly, syndicated animated television programming currently carried in over 90% of the television markets in the United States. Avi Arad ('Mr. Arad'), one of the principal stockholders and a Director of the Company, is the executive producer of each of these programs. Marvel Characters are also regularly depicted in Marvel comic books.


     To enhance further the media exposure of the Marvel Characters, the Company and Marvel intend to form Marvel Studios ('Marvel Studios'). The objective of Marvel Studios is to facilitate the release of live action and animated feature films and television programming based on the Marvel Characters in order to create greater consumer interest in these characters and related merchandise, including toys. The Company believes that the advertising and promotion of feature films, as well as any films or television programming based on the Marvel Characters, will create consumer interest in the Marvel Characters and could create revenue opportunities for the Company by helping to generate sales from action figures, other children's toys and other products for which the Company holds the rights under the Marvel License. The Company intends to invest, from time to time, up to $50 million in the aggregate in preferred equity interests of Marvel Studios (the 'Preferred Equity Interests'). Marvel has advised the Company that it intends to invest, from time to time, up to $50 million in the aggregate in common equity interests of Marvel Studios (the 'Common Equity Interests') funded in part with the net proceeds from the sale of its shares of Class A Common Stock in the Offering. See 'Risk Factors--Risks Related to Marvel Studios,' 'Use of Proceeds,' 'Business--Marvel Studios,' 'Principal and Selling Stockholders' and 'Certain Transactions--Marvel Studios.'


     In addition to the Marvel Characters, the Company sells toys using well-recognized consumer brand names and popular non-Marvel Characters, the latter including characters depicted in network, syndicated or cable television programs such as Hercules: The Legendary Journeys(Trademark), Xena:
Warrior Princess(Trademark), Flipper(Trademark), Muppets

Tonight(Trademark) and Muppet Babies(Trademark). The Company has also obtained licenses to produce certain products for a number of motion pictures, including widely-distributed, first-run feature films such as Flipper(Trademark), licensed by MCA/Universal, and Muppet Treasure Island(Trademark), licensed by Henson, for which the Company has produced mainly plush items. These motion pictures also include a made-for-television movie entitled Generation X(Trademark), which premiered in prime time on the Fox Network, for which the Company has manufactured and distributed mainly action figures. The Company has obtained licenses to produce certain products for other motion pictures released or planned for release by Disney and MCA/Universal Studios.

     The Company's toys are also designed, marketed and distributed under well-known consumer brand names, including children's dolls and infant and toddler teaching toys under the Gerber(Registered) trademark, a range of tabletop pinball games licensed by Disney, electronic learning toys planned under the Apple(Registered) trademark, a line of children's toys with a camping and outdoor theme planned under the Coleman(Registered) trademark, and radio, remote-controlled and motorized vehicles, as well as action figures and interactive CD-ROM products, planned under a licensing agreement with NASCAR and various well-known race car drivers. In addition to products designed and produced under licenses from others, the Company also designs, produces and distributes a line of proprietary children's toys, including Baby Tumbles Surprise(Trademark), Baby So Real(Trademark), Wild and Wacky Painter(Trademark) and Battle Builders(Trademark). Baby Tumbles Surprise(Trademark) was the leading promotional doll in the United States, as measured in unit sales, in 1995.

     To broaden and expand further its merchandise lines and license agreements, the Company acquired the assets of two toy-related businesses, Spectra Star, Inc. ('Spectra Star') and Quest Aerospace Education, Inc. ('Quest'), in the second half of 1995. Spectra Star produces kites and other products including yo-yo's, flying discs, nap mats and kite accessories marketed under the Spectra Star(Registered) brand name. Many of these products are sold under character licenses, including Disney's The Hunchback of Notre Dame ((Copyright)Disney), Disney's Toy Story ((Copyright)Disney), Disney's 101 Dalmatians ((Copyright)Disney), Sky Dancers(Registered), Dragonflyz(Trademark) and Warner Bros.' Batman(Registered) and Looney Tunes(Registered). With the acquisition of Spectra Star, the Company believes that it has a substantial share of the United States kite market. Quest produces small model rockets and thereby further augments the Company's activity toy category.

GROWTH STRATEGY

     The Company has achieved significant growth since 1991. The Company's net sales more than quadrupled, growing from approximately $45.1 million in 1991 to approximately $196.4 million in 1995. The Company's net sales growth has been driven principally by growth in sales of the Company's action figure toys based on the Marvel Characters and, more recently, by sales of the Company's proprietary dolls and activity toys. The Company's growth strategy is to:

     o Continue to build on the popularity of the Marvel Characters by utilizing additional Marvel Characters and by expanding into new product lines in order to capitalize on portrayals of the Marvel Characters on television and in movies, comic books and other media. The Company believes that feature films and television programming developed by Marvel Studios will create additional consumer interest in the Marvel Characters and could create opportunities to design and market toys based on the Marvel Characters in these projects.

     o Expand its licensed product lines by targeting and obtaining licenses from third parties, with an emphasis on well-known consumer brand names, such as Gerber(Registered), Apple(Registered), Sony Wonder(Registered) and NASCAR(Registered), and popular characters appearing in film and television programs, such as the Muppets(Trademark), Flipper(Trademark),
       Hercules: The Legendary Journeys(Trademark) and Disney's The Hunchback of Notre Dame ((Copyright) Disney).

     o Diversify its proprietary product lines through the development of products, such as Baby Tumbles Surprise(Trademark), by the Company's in-house creative and technical staff and the engagement of independent toy inventors.

     o Broaden international distribution of existing and future product lines through the development of strategic relationships with independent distributors in key markets.

     o Pursue potential acquisitions of other toy businesses or product lines which are consistent with the Company's growth strategy, such as Spectra Star and Quest.

BACKGROUND

     The Company was incorporated in Delaware on March 18, 1993 by Marvel, Isaac Perlmutter ('Mr. Perlmutter') and Mr. Arad (together with Marvel and Mr. Perlmutter, the 'Principal Stockholders'), as successor to Toy Biz, Inc., a Delaware corporation incorporated in 1990 and subsequently renamed Zib Inc. ('Zib'), and its foreign sales affiliate, Toy Biz International Ltd., a Hong Kong corporation (collectively, the 'Predecessor Company'). On March 2, 1995, the Company completed an initial public offering (the 'IPO') of 2,750,000 shares of Class A Common Stock. The Company's principal executive offices are located at 333 East 38th Street, New York, New York 10016, and its telephone number is
(212) 682-4700.

                                  THE OFFERING


Class A Common Stock offered:
  Class A Common Stock offered by the
    Company...............................     700,000 Shares
  Class A Common Stock offered by
    Marvel................................   2,500,000 Shares
                                             ---------
    Total Class A Common Stock Offered....   3,200,000 Shares
                                             =========
  U.S. Offering...........................   2,560,000 Shares
  International Offering..................     640,000 Shares
Common Stock to be outstanding after the
  Offering(1).............................  20,337,862 Shares of Class A Common Stock
                                            ----------
                                             7,394,000 Shares of Class B Common Stock
                                            ==========
                                            27,731,862 Shares of Common Stock


- ------------------

(1) Based on the number of shares outstanding as of June 15, 1996. Excludes an aggregate of 1,318,138 shares of Class A Common Stock reserved for issuance under the Company's 1995 Stock Option Plan (the 'Stock Option Plan') as of June 15, 1996, including 1,050,150 shares as to which options were then outstanding, of which 650,900 were exercisable on such date. Excludes 59,091 shares of Class A Common Stock issuable upon the conversion of outstanding shares of Series A Preferred Stock. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Description of Capital Stock.'



Use of proceeds to the Company............  The net proceeds to the Company from the issuance and sale of the
                                            700,000 shares of Class A Common Stock offered hereby by the Company
                                            (after deduction of the underwriting discount and estimated offering expenses) are estimated to be approximately $10.6 million. The
                                            Company intends to use the net proceeds to fund a portion of its $50 million capital commitment to Marvel Studios by purchasing, from time to time, Preferred Equity Interests of Marvel Studios. Pending such use, the net proceeds will be used for working capital and general corporate purposes. See 'Use of Proceeds,' 'Business--Marvel
                                            Studios' and 'Certain Transactions--Marvel Studios.' The Company will not receive any of the proceeds from the sale of the shares by the
                                            Selling Stockholders.

Voting rights.............................  The Class A Common Stock and the Class B Common Stock vote as a single class with respect to all matters submitted to a vote of stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes.
                                            All of the Class B Common Stock is beneficially owned by Marvel. Two shares of Class B Common Stock are owned of record by voting trusts
                                            (the 'Class B Voting Trusts'), of which Mr. Perlmutter and Mr. Arad are the trustees and Marvel is the sole beneficiary. Immediately after the Offering, Marvel will have approximately 78% of the combined voting power of the Common Stock. Except with respect to voting, each class of Common Stock has identical rights. For a description of certain consent rights of holders of Class B Common
                                            Stock, see 'Certain Transactions--Stockholders' Agreement and Class B
                                            Voting Trusts' and 'Description of Capital Stock.'
New York Stock Exchange ('NYSE') symbol...  'TBZ'


                                  RISK FACTORS

    SEE 'RISK FACTORS' FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE CLASS A COMMON STOCK.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The following tables present summary historical combined or consolidated financial data for the business of the Company and the Predecessor Company (see Notes (1) and (2) below) for the three year period ended December 31, 1995, which were derived from the audited financial statements of the Company's business, and the three month periods ended March 31, 1995 and 1996, which were derived from the unaudited financial statements of the Company which, in the opinion of management of the Company, have been prepared on the same basis as the audited combined or consolidated financial statements and include all adjustments (consisting of normal and recurring adjustments and accruals) necessary for a fair presentation of such information. Results for the three months ended March 31, 1996 are not necessarily indicative of results for any interim period or the entire year.

     The information in these tables is qualified by and should be read in conjunction with the 'Selected Financial Information,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements of the Company and the Predecessor Company and notes thereto included elsewhere in this Prospectus.


     For certain recent quarterly results of the Company, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Quarterly Results.'


                                                       YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED MARCH 31,
                                                    -----------------------------    ----------------------------
                                                     1993       1994       1995                  1995
                                                    -------   --------   --------    ----------------------------
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)(2)
Net sales.........................................  $89,744   $156,525   $196,395              $ 27,888
Cost of sales.....................................   41,990     73,490     88,397                13,398
                                                    -------   --------   --------            ----------
Gross profit......................................   47,754     83,035    107,998                14,490
Selling, general and administrative
  expenses(3)(4)(5)...............................   28,093     38,263     48,234                 7,717
Depreciation and amortization.....................    4,097      8,609     12,750                 1,695
Compensatory stock option(6)......................   10,909      4,091         --                    --
                                                    -------   --------   --------            ----------
Operating income..................................    4,655     32,072     47,014                 5,078
Interest expense..................................   (1,197)    (1,862)      (490)                 (413)
Other income, net.................................      559         65      1,050                   180
                                                    -------   --------   --------            ----------
Income before income taxes........................    4,017     30,275     47,574                 4,845
Income tax expense (pro forma in 1993)(7).........   (1,639)   (12,261)   (19,172)               (1,986)
                                                    -------   --------   --------            ----------

Net income........................................  $ 2,378   $ 18,014   $ 28,402              $  2,859
                                                    -------   --------   --------            ----------
                                                    -------   --------   --------            ----------
Net income per share(7)...........................  $   .09   $    .67   $   1.05              $    .11
Weighted average number of common and common
  equivalent shares outstanding (assumes
  27,000,000 shares outstanding for periods prior
  to 1995)........................................   27,000     27,000     27,115                27,000


                                                                1996
                                                    ----------------------------

STATEMENT OF OPERATIONS DATA:(1)(2)
Net sales.........................................            $ 38,369
Cost of sales.....................................              19,733
                                                            ----------
Gross profit......................................              18,636
Selling, general and administrative
  expenses(3)(4)(5)...............................              11,369
Depreciation and amortization.....................               2,144
Compensatory stock option(6)......................                  --
                                                            ----------
Operating income..................................               5,123
Interest expense..................................                 (28)
Other income, net.................................                 194
                                                            ----------
Income before income taxes........................               5,289
Income tax expense (pro forma in 1993)(7).........              (2,116)
                                                            ----------
Net income........................................            $  3,173
                                                            ----------
                                                            ----------
Net income per share(7)...........................            $    .12
Weighted average number of common and common
  equivalent shares outstanding (assumes
  27,000,000 shares outstanding for periods prior
  to 1995)........................................              27,201



                                                                                               MARCH 31, 1996
                                                                                         --------------------------
                                                                                          ACTUAL     AS ADJUSTED(8)
                                                                                         --------    --------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................................   $ 84,007       $ 84,007

Total assets..........................................................................    133,763        144,348
Total debt............................................................................         --             --
Redeemable preferred stock(9).........................................................      1,611          1,611
Stockholders' equity..................................................................    114,637        125,222


                                                        (Footnotes on next page)

(Footnotes from previous page)
- ------------------
(1) The combined statement of operations data for the year ended December 31, 1993 includes the combined results for the four month period ended April 30, 1993 of the business of the Predecessor Company, which was then wholly owned by Mr. Perlmutter and Toy Biz International Ltd., a Hong Kong company indirectly controlled by the Predecessor Company. The statement of operations data for the other periods represent the consolidated results of the Company. There was no change in the carrying value of the Company's assets as a result of the April 30, 1993 transaction (see Note 1 of notes to audited financial statements).

(2) The year ended December 31, 1993 includes thirteen months of results of Toy Biz International Ltd. as a result of changing Toy Biz International Ltd.'s year end from November 30 to December 31. The sales and operating loss of Toy Biz International Ltd. for the month of December 1992 were not significant.

(3) During the four month period ended April 30, 1993, the Predecessor Company incurred approximately $259,000, in fees and commissions to an affiliate of Mr. Perlmutter as compensation for its assistance in establishing relationships with customers of the Predecessor Company. No such fees and commissions were incurred after April 30, 1993.

(4) During the four month period ended April 30, 1993, the Predecessor Company incurred royalties to Marvel of approximately $970,000, under a license for Marvel Characters. No such royalties were incurred after April 30, 1993. During the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, the Company reimbursed Marvel for services provided by Marvel or purchased from third-party providers for the Company of approximately $875,000, $498,000 and $306,000, respectively.

(5) The results for the combined year ended December 31, 1993 include approximately $2,000,000 of bonuses paid by the Predecessor Company to employees in connection with the formation of the Company.

(6) Represents non-cash compensation expense associated with the vesting and exercise of a compensatory stock option granted to Mr. Arad in connection with the formation of the Company.

(7) For the taxable periods from January 18, 1990 until April 30, 1993, the Predecessor Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the 'Code'). As a result, the

    Predecessor Company was not subject to federal and certain state income taxes as its sole stockholder included the results of its operations in his personal income for these tax purposes. Provision for income taxes for a portion of 1993 reflects income tax expense (at an assumed effective combined tax rate of approximately 40%) on a pro forma basis as if the Predecessor Company had not been an S corporation.


(8) Adjusted to reflect the sale of the 700,000 shares of Class A Common Stock offered by the Company hereby at an estimated offering price of $16.625 per share (the reported last sale price of the Class A Common Stock on the NYSE on August 5, 1996) and the application of proceeds therefrom (after deducting underwriting discounts and commissions and estimated offering expenses). Total assets as adjusted reflect application of the estimated net proceeds from the Offering to fund a portion of the Company's $50 million capital commitment to Marvel Studios by purchasing, from time to time, Preferred Equity Interests of Marvel Studios. Pending such use, the net proceeds will be used for working capital and general corporate purposes. Working capital as adjusted does not reflect application of any net proceeds from the Offering. See 'Use of Proceeds.'


(9) Reflects 59,091 shares of redeemable convertible Series A preferred stock, $.01 par value, of the Company (the 'Series A Preferred Stock') of which 27,273 shares are held in escrow to secure indemnification obligations to the Company by the seller of the Spectra Star business. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Class A Common Stock offered hereby.

RELIANCE ON THE MARVEL LICENSE AND OTHER LICENSE AGREEMENTS

     The Company markets many of its products under character licenses from others. Approximately 56% and 34% of the Company's U.S. net sales* in 1995 and the three months ended March 31, 1996, respectively, were derived from the sale of products based on Marvel Characters, and approximately 13% and 20% of the Company's U.S. net sales in 1995 and the three months ended March 31, 1996, respectively, were derived from the sale of products marketed under other licenses. See 'Business--Licensing and Related Rights--Marvel License Agreement.' In addition, a substantial portion of the Company's international sales are of products based on Marvel Characters. A loss of the Marvel License would have a material adverse effect on the Company.

     Although the Marvel License includes more than 3,500 Marvel Characters, a key source of revenues for the Company since 1992 has been sales of Marvel's X-Men(Registered) and, since late 1994, Spider-Man(Registered) action figures. Sales of toys based on the X-Men(Registered) and Spider-Man(Registered) groups of characters accounted for approximately 21% and 17%, respectively, of the Company's U.S. net sales in 1995. There can be no assurance that, as existing Marvel Character based toys mature, the Company will be able to develop new toys whose sales levels will match or exceed the sales levels of such existing Marvel Character based toys. See '--Changing Consumer Preferences.'

     The Company expects that Marvel will continue to consider various opportunities involving the commercial exploitation of the Marvel Characters. If such opportunities relate to the manufacture and distribution of products other than any of the categories of toys and toy related products covered by the Marvel License, Marvel is free to pursue such opportunities directly or with others. There can be no assurance that Marvel will offer any such business opportunities to the Company or that such opportunities will be offered on terms acceptable to the Company. See 'Business--Products' and '--Licensing and Related Rights--Other License Agreements' and 'Certain Transactions--Marvel Studios.'

     If Avi Arad & Associates ceases to be involved in the product development and marketing of the licensed products, Gerber may terminate its license agreement with the Company (the 'Gerber License') immediately. The Gerber License, pursuant to which the Company had net sales of approximately $13.5 million in 1995, provides that in the event of any change of ownership, control or management of the Company, without Gerber's prior written approval, Gerber may terminate the Gerber License. Although the Company does not believe that the Offering should be deemed to be a change in ownership of the Company within the meaning of the Gerber License, and Gerber has not informed the Company that it intends to terminate the Gerber License, there can be no assurance that Gerber would not claim that its License with the Company was immediately terminable as a result of the Offering. Termination of the Gerber License could have a material adverse effect on the Company.

     In general, the Company's other license agreements have terms of one to four years. There can be no assurance that any of the Company's license agreements can be renewed upon their expiration, or if so, at acceptable royalty rates, or that the Company will be able to secure licenses for additional characters that will achieve the same degree of popularity as the Company's existing licensed characters and third party trademarks. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'Business--Products' and '--Licensing and Related Rights' and 'Certain Transactions.'

- ------------------
* The Company computes net sales by deducting sales allowances, including allowances for returns, volume discounts and cooperative advertising, from its gross sales. The Company does not track sales allowances by product line, but rather accrues sales allowances as an overall percentage of gross sales. Where information concerning net sales by product line is provided in this Prospectus, the Company has estimated net sales by attributing sales allowances to each product line in proportion to the individual product line's percentage of gross sales. Sales allowances may vary as a percentage of gross sales due to changes in the Company's product mix, defective product allowances, volume discounts or other sales allowances.

DEPENDENCE ON KEY PERSONNEL


     The Company is dependent to a substantial extent upon the expertise and services of its senior management personnel and upon the expertise and services of Mr. Arad, who is a Director and Principal Stockholder of and consultant to the Company. Many of the Company's products are those in which Mr. Arad played a significant development role. Mr. Arad is also involved in the development of, and receives a royalty on net sales of, the Company's products based on the Marvel Characters. The Company expects that, in connection with the formation of Marvel Studios, Mr. Arad's consulting agreement with the Company (the 'Consulting Agreement') will be extended to expire in April 1999. Mr. Arad is also a party to an employment agreement (the 'New World Employment Agreement') with New World Animation, Ltd. ('New World Animation'), a media production company affiliated with Marvel which produces television shows and films, including television shows and films based on the Marvel Characters. In addition, Mr. Arad is the President of Marvel Films, a unit of Marvel which works in conjunction with New World Animation in the development of television shows and films based on Marvel Characters. The New World Employment Agreement expires in 1998, and Mr. Arad has the right to terminate the New World Employment Agreement at any time. The Consulting Agreement and the New World Employment Agreement give Mr. Arad discretion to allocate his business time between the Company and New World Animation as Mr. Arad determines to be appropriate. If Mr. Arad terminates the New World Employment Agreement, he will be required to devote to the Company only the time necessary to perform the functions required by the Consulting Agreement, but not less than one-half of his business time. Upon such termination of the New World Employment Agreement, he may thereafter devote the remainder of his time to any activities that he chooses, subject only to certain restrictions on his ability to compete with the Company. The Company expects that in connection with the formation of Marvel Studios, the Consulting Agreement will be amended in order to permit Mr. Arad to devote a portion of his business time to Marvel Studios and that Mr. Arad will enter into an agreement with Marvel Studios which will reflect his new duties and compensation with Marvel Studios, which will be substantially similar to, and will replace, the New World Employment Agreement. The Company will have no right to intellectual property developed by Mr. Arad while engaged in such other activities. On July 17, 1996, New World Animation's parent company, New World Communications Group Incorporated ('NWCG'), announced that NWCG had entered into an agreement providing for the sale of NWCG to News Corporation (the 'NWCG Sale'). The Company expects that prior to the NWCG Sale, Mr. Arad will have entered into an employment agreement with Marvel Studios and that such employment agreement will replace the New World Employment Agreement. The loss of Mr. Arad's services or his failure to allocate sufficient time to the Company would have a material adverse effect on the Company. See 'Certain Transactions--Arad Consulting Agreement.' The loss of the services of any of the Company's senior management personnel could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its personnel or Mr. Arad. Certain members of the Company's senior management devote substantial amounts of time to the affairs of affiliates of Marvel. See 'Management' and 'Certain Transactions.'


CONCENTRATED CUSTOMER BASE

     Like other major toy companies, the Company is dependent upon toy retailers and mass merchandisers to distribute its products. The retail toy business is highly concentrated, with the top five retailers accounting for approximately 54% of the United States market for retail toy sales in 1995. The Company's five largest customers accounted in the aggregate for approximately 84% and 72% of the Company's U.S. gross sales in 1995 and the three months ended March 31, 1996, respectively. An adverse change in, or termination of, the Company's relationship with one or more of its major customers could have a material adverse effect on the Company. In recent years, the retail chain store industry, and the toy retail industry in particular, have undergone significant consolidation. To the extent that this consolidation continues, the Company's distribution base could shrink, thereby concentrating an even greater percentage of the Company's sales in a smaller number of retailers and increasing the remaining toy retailers' ability to negotiate more favorable terms and prices from the Company. See 'Business--Industry Background' and '--Customers, Marketing and Distribution.'

DEPENDENCE ON NON-U.S. MANUFACTURERS

     The Company's products are manufactured in the People's Republic of China ('China'), Mexico and the United States. International manufacturing is subject to a number of risks, including fluctuations in currency exchange rates, transportation delays and interruptions, political and economic disruptions, the impositions of tariffs, import and export controls and changes in governmental policies. While the Company has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future, with the result of possible increases in costs and delays of, or interferences with, product deliveries resulting in losses of revenues and the goodwill of the Company's customers.

     The Company conducts a substantial portion of its manufacturing operations through the use of independent manufacturers located in China, none of which has a long-term contract with the Company. China is currently accorded 'Most Favored Nation' trading status by the United States, and products imported from China are therefore subject to normal United States import duties. The Most Favored Nation status of China is reviewed annually by the United States government. Extension of that status is subject to political uncertainties. In June 1996, China's Most Favored Nation status was extended for one year. As a result of opposition to certain policies of the Chinese government, there has been, and in the future may be, opposition to the extension of Most Favored Nation status for China. If China were to lose Most Favored Nation status, the cost of importing products from China would increase significantly, which could have a material adverse effect on the Company.

     In addition, China may be subject to retaliatory trade restrictions imposed by the United States under various provisions of the Trade Act of 1974, as amended, including 'Super 301,' which regulates unfair trade practices, and 'Special 301,' which regulates protection of intellectual property. Super 301 authority permits the United States Trade Representative (the 'USTR') to impose a variety of trade sanctions against a foreign nation which the USTR determines is engaging in unfair trade practices. Special 301 authority permits the USTR to impose a variety of trade sanctions against a foreign nation which the USTR determines is tolerating violations of intellectual property rights.

     In June 1994, the USTR identified China as a priority foreign country under Special 301 and announced an investigation of China's intellectual property rights practices. In early February 1995, the USTR concluded that China's intellectual property practices were unreasonable and constituted a burden on United States commerce. Pursuant to this conclusion, the USTR announced that duties on various products imported from China would be increased to 100% later that month. On the day the increase was scheduled to take effect, however, the United States and China signed an agreement on the enforcement of intellectual property rights and the threat of sanctions was withdrawn.

     In May 1996, after determining that China was not enforcing crucial portions of the 1995 agreement, the USTR announced that a retaliatory increase in duties would go into effect on June 17, 1996, unless China began satisfactory compliance. The sanctions, as in 1995, raised duties on various products imported from China to 100%. Once again, the sanctions were averted when on June 17, 1996, the United States and China reached an agreement on stricter enforcement of the 1995 agreement.

     There can be no assurance that future trade relations between the United States and China will be free of punitive tariffs or of the trade disputes that can follow the imposition of such tariffs. Although toys such as those which the Company produces in China were not subject to the increased duties threatened in February 1995 or May-June 1996, there is no assurance that they will be exempt from or unaffected by duties in future sanctions. Future import quotas, increased tariffs on goods imported from China, or other retaliatory measures could result in significant supply disruptions or higher merchandise costs to the Company.

     In the event of a disruption in China affecting the manufacture and shipment of toys by the Company, there can be no assurance that alternate sources of manufacturing could be arranged, or, if so, on terms acceptable to the Company. See 'Business--Manufacturing.'

RAPID EXPANSION; GROWTH STRATEGY

     Although the Predecessor Company acquired its business in 1990, the Company was formed by the Principal Stockholders to carry on the business of the Predecessor Company in April 1993. In recent years, the Company has experienced significant and rapid sales growth. A substantial portion of the Company's revenues is generated from sales of its Marvel Character products, and in particular, its X-Men(Registered) and Spider-Man(Registered) action figures and, in 1995, promotional dolls and activity toys. There can be no assurance that the Company will be able to maintain its present level of sales or continue to experience sales growth. There can be no assurance that if the Company continues to experience sales growth it can do so without adversely affecting its profitability. Implementation of the Company's growth strategy is subject to contingencies beyond management's control, including economic conditions, ability to obtain licenses at a reasonable cost and competition. Accordingly, there can be no assurance that the Company's growth strategy will prove to be effective or that management's goals will be achieved. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business--Growth Strategy.'

CHANGING CONSUMER PREFERENCES

     As a result of changing consumer preferences for various toys, many products in the toy industry are successfully marketed for a limited period, sometimes only one or two years. The Company derives a substantial portion of its revenues from a limited number of popular toys. In particular, the success of the Company is dependent in large part on the continued popularity of the X-Men(Registered), Spider-Man(Registered) and other Marvel Characters and of action figures generally, as well as on the Company's ability to develop new products and to secure new licenses. In 1995 and the first quarter of 1996, as some of the Company's Marvel Character based action figures such as X-Men(Registered) and Spider-Man(Registered) have matured, sales of such toys have declined. There can be no assurance that such declines will not continue or accelerate or that, as existing Marvel Character based toys mature, the Company will be able to develop new toys whose sales levels match or exceed sales levels of such existing Marvel Character based toys. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations' and 'Business--Products.'

     The success of many of the Company's products is dependent on the popularity generated by television programs, movies and other media events. There can be no assurance that any scheduled or anticipated television program, movie or other media event will occur at all or result in substantial promotional value to the Company's products. In addition, there can be no assurance that Marvel Studios will successfully produce any films or television programming or that, if released, any such films or television programming will positively affect the Company's net sales or net income. See '--Risks Related to Marvel Studios' and 'Business--Growth Strategy.'

RISKS RELATED TO MARVEL STUDIOS


     The Company intends to use the net proceeds from the issuance and sale of the Class A Common Stock offered hereby by the Company, which are estimated to be approximately $10.6 million, to invest, from time to time, in the Preferred Equity Interests of Marvel Studios. The feature film and television industries in which Marvel Studios will operate are highly competitive and involve a substantial degree of risk. The Company has no experience in the production of feature films or television programs and Marvel has limited experience in the production of feature films and television programs. Although the Company and Marvel intend to form Marvel Studios, the formation of Marvel Studios is subject to the negotiation and execution of definitive documentation.


     It is anticipated that Marvel will control Marvel Studios, and therefore Marvel Studios could take actions not approved by the Company's designees to the governing body of Marvel Studios. The Company will not be able to control the timing of its contributions to Marvel Studios or the projects that Marvel Studios decides to finance. There can be no assurance that the films or television projects which Marvel Studios will seek to produce, whether or not successful, will result in promotional value to the Company or affect the sales of the Company's products. Film studios and television networks often receive merchandise participations in conjunction with the production of movie and television projects. The Company will be obligated to reimburse Marvel Studios for all merchandise participations for the Company's products paid by Marvel Studios to a film studio or television network without the ability to approve these merchandise participations. Although Marvel has advised the Company that, for seven years from the date of formation of Marvel Studios, Marvel will grant Marvel Studios the first opportunity to license Marvel Characters on a royalty-free basis for use in its film and television projects, if Marvel Studios determines not to take advantage of any such opportunities, Marvel may seek to develop such film and television projects on its own.

     The Company's capital commitment to Marvel Studios will exceed its net proceeds from the Offering. The Company intends to fund the balance of its capital commitment from available cash. Given the start-up nature of

Marvel Studios, neither the amount to be spent by Marvel Studios in the foreseeable future nor the amount or timing of the capital contributions by the Company or Marvel to Marvel Studios has been determined. There can be no assurance that the Company will have sufficient cash on hand to fund its commitment to Marvel Studios when it is required to do so. The Company's Credit Agreement currently permits the Company to invest in Preferred Equity Interests only an amount up to its net proceeds from the Offering plus certain other amounts permitted pursuant to investment criteria in the Credit Agreement, to the extent available. The Company believes it will be able to obtain consent to fund its full commitment to Marvel Studios as those contributions are required to be made, although there can be no assurance it will be able to do so. Although the Company is not required, and has no present intention, to invest more than $50 million in Marvel Studios, the Company's Board of Directors may decide to do so in the future if investments in Marvel Studios in excess of that amount are deemed to be in the best interests of the Company. In the event the Company is called upon to make additional capital contributions to Marvel Studios in excess of $50 million and its Board of Directors elects not to make these capital contributions or the Company does not have sufficent cash to do so, to the extent that Marvel makes its additional capital contributions to Marvel Studios, the Company's interest in Marvel Studios will be diluted.


     Marvel Studios will compete for talent, creative material and financing for its projects with other entities, many of which are larger, have more experience in the film and television production industries and have greater financial resources. The success of an individual feature film or television program depends upon unpredictable and changing factors, such as consumer preferences, distribution and promotional arrangements, ability to obtain broadcast clearances, ability to obtain capital and critical approval. Therefore, there can be no assurance that any of Marvel Studios' projects will result in production and release of a feature film or television program and that, even if produced and released, these feature films and television programs will be successful. The rights to produce feature films based on certain of the Marvel Characters are currently licensed to third parties. Some of those rights are in dispute. There can be no assurance that Marvel will be able to reacquire or restructure these rights for development by Marvel Studios or otherwise enhance the likelihood that any such films or television programming will be produced. There can be no assurance that the Company will receive any return on or the principal of its investment in Marvel Studios. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources,' 'Business--Marvel Studios' and '--Growth Strategy' and 'Certain Transactions--Marvel Studios.'

COMPETITION

     The Company competes with many larger, better capitalized toy companies in the design and development of new toys, the procurement of licenses, adequate retail shelf space for its products, and in the marketing and distribution of its products. There can be no assurance that the Company will be able to compete effectively against such companies. See 'Business--Competition.'

SEASONALITY

     Sales. Traditionally, the Company, like the toy industry in general, has experienced a significant seasonal pattern in sales and net income due to the greater demand for toys during the Christmas season. During 1993, 1994 and 1995, 77%, 70% and 69%, respectively, of the Company's U.S. net sales were realized during the months of July through December. The Company expects that its business will continue to experience a significant seasonal pattern for the foreseeable future. One of the Company's strategies has been to diversify its products into toy lines other than action figures, which currently make up a substantial portion of the Company's sales. Moreover, to the extent that the Company diversifies into product lines which are more seasonal than action figures, the Company's business may experience greater seasonality. See 'Business--Growth Strategy.'

     Working Capital. The seasonality of the Company's business requires cash funding of its working capital requirements to provide for increased inventory levels and trade accounts receivable prior to the Christmas season. To build its inventory in anticipation of the Christmas season, the Company manufactures products and pays its suppliers throughout the year, although a majority of the Company's shipments occur in the last five months of the year. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality.'

INVENTORY MANAGEMENT

     Each of the Company's top five customers uses, to some extent, inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers rather than on large inventories maintained by retailers to meet consumer demand. These systems reduce a retailer's investment in inventory and increase pressure on suppliers like the Company to fill orders promptly and shift a portion of the retailer's inventory risk onto the supplier. Production of excess products by the Company to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs for the Company on even its most popular items. In addition, if the Company fails to anticipate the demand for products, it may be unable to provide adequate supplies of popular toys to retailers in a timely fashion, particularly during the Christmas season, and may consequently lose sales. See '--Seasonality' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

CONTROL BY MARVEL; STOCKHOLDERS' AGREEMENT AND CLASS B VOTING RIGHTS


     Marvel currently owns, and upon completion of the Offering will continue to own, all of the outstanding shares of Class B Common Stock except for two shares of Class B Common Stock which will be owned by the Class B Voting Trusts, and Mr. Arad and Mr. Perlmutter will own an aggregate of approximately 67% of the outstanding shares of Class A Common Stock. The Class A Common Stock entitles its holders to one vote per share on all matters submitted to a vote of the holders of the Company's Common Stock, and the Class B Common Stock generally entitles its holders to ten votes per share on all matters submitted to the holders of the Company's Common Stock. Each of Messrs. Arad and Perlmutter have the right to vote the share of Class B Common Stock held by his respective Class B Voting Trust in his absolute discretion until the termination of such trust. Immediately following the Offering, Marvel will have approximately 78%, and the Principal Stockholders collectively will have approximately 93%, of the combined voting power of the outstanding shares of Common Stock, except as otherwise provided by law. Accordingly, Marvel will continue to be able to control the vote on all matters submitted to a vote of the holders of the Company's Common Stock and elect the entire Board of Directors, except that Marvel intends to maintain at least two Directors who are neither officers or directors of the Company or its affiliates (the 'Independent Directors') and except as otherwise provided by law. In addition, Marvel will be able to approve those matters by written consent, without the necessity of holding a meeting of stockholders. The Company's certificate of incorporation (the 'Certificate') provides that certain fundamental transactions may not be consummated and the Company's Chief Executive Officer may not be removed without the unanimous consent of the holders of the Class B Common Stock (the 'Class B Stockholders') voting as a class. The Principal Stockholders are parties to a stockholders' agreement (the 'Stockholders' Agreement') which provides, among other things, that they will vote their respective shares of Common Stock to elect as Directors of the Company (a) eight individuals designated by Marvel, including the Independent Directors (the 'Marvel Directors'), (b) two individuals designated by Mr. Perlmutter (the 'Perlmutter Directors') and (c) one individual designated by Mr. Arad (the 'Arad Director'). The Credit Facility, as defined below, requires that Marvel continue to control the Company. Control by Marvel and such rights of unanimous consent of the Class B Stockholders may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including sales of assets, mergers or other business combinations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources,' 'Certain Transactions--Stockholders' Agreement and Class B Voting Trusts' and 'Description of Capital Stock.'


     Certain indebtedness of Marvel and its direct and indirect parent companies impose restrictions that limit the ability of Marvel and its subsidiaries, including the Company, to incur debt, make restricted payments, enter into transactions with affiliates and sell or transfer assets.

INTERNATIONAL SALES

     The Company's international sales have increased significantly since 1994, constituting approximately 10% and 19% of the Company's net sales in 1995 and the three months ended March 31, 1996, respectively. As a result, the Company's operations may be affected adversely by the disruption of trade with the countries in which the Company's customers are located, whether as a result of political changes or instability, war, the imposition of regulations relating to international sales, the imposition of or increase in duties, taxes and other charges on international sales, fluctuations in the value of the dollar against international currencies, or restrictions on international currency transactions. See '--Dependence on Non-U.S. Manufacturers' and 'Business--Manufacturing.'

DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Credit Facility restricts the ability of the Company to pay dividends. See 'Dividend Policy' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

SHARES ELIGIBLE FOR FUTURE SALE



     Upon completion of the Offering, the Company will have a total of 20,337,862 shares of Class A Common Stock and 7,394,000 shares of Class B Common Stock outstanding (based on the number of shares outstanding on June 15, 1996). The 13,656,000 outstanding shares of Class A Common Stock held by Messrs. Perlmutter and Arad and 7,394,000 shares of Class A Common Stock issuable upon conversion of the shares of the Class B Common Stock held by Marvel and the Class B Voting Trusts for each of Messrs. Perlmutter and Arad (in each case after giving effect to the sale of shares offered hereunder), each of whom may be deemed to be an 'affiliate' of the Company, will continue to be 'restricted' securities within the meaning of Rule 144 under the Securities Act of 1933, as amended (the 'Securities Act' or 'Act'). Generally, under Rule 144, a person, including a person who may be deemed an 'affiliate' of the Company, who has held restricted shares for two years may sell such shares, subject to certain volume limitations and other restrictions, without registering them under the Act. The Company, its directors, executive officers and the Principal Stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated ('Morgan Stanley') on behalf of the Underwriters, they will not, subject to certain exceptions, during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly any shares of Class A Common Stock or any securities convertible or exchangeable for Class A Common Stock (whether such shares or any such securities are now owned by the Company's directors, executive officers or the Principal Stockholders or are hereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities in cash or otherwise. The foregoing restrictions shall not apply to the sale of any shares of Class A Common Stock pursuant to this Offering or pursuant to the Stock Option Plan or stock options outstanding as of the date of this Prospectus. In addition, the Company's directors, executive officers and Principal Stockholders have agreed that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, they will not during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock. Each of the Principal Stockholders would be entitled to sell his or its shares of Common Stock under Rule 144, subject to those volume limitations and restrictions, and with the consent of Morgan Stanley on behalf of the Underwriters immediately after the Offering. Rule 144 generally also permits sales of restricted shares, without any volume limitations, by a person who has not been an 'affiliate' of the Company for at least three months preceding the sale of such shares and who has held those restricted shares for at least three years. Pursuant to a registration rights agreement with the Company (the 'Registration Rights Agreement'), the Principal Stockholders have certain rights to require the Company to register some or all of the shares of Class A Common Stock currently owned or issuable upon conversion of the Class B Common Stock held by them. See 'Certain Transactions--Registration Rights Agreement' and 'Shares Eligible for Future Sale.' No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the shares of Common Stock from time to time. The sale of substantial amounts of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See 'Shares Eligible for Future Sale.'

                                USE OF PROCEEDS


     The Company is selling 700,000 shares of Class A Common Stock in the Offering. The net proceeds from the issuance and sale of the 700,000 shares of Class A Common Stock offered hereby by the Company, after deduction of the underwriting discount and estimated Offering expenses, are estimated to be approximately $10.6 million (assuming an offering price of $16.625 per share, the reported last sale price of the Class A Common Stock on the NYSE on August 5, 1996). The Company intends to use the net proceeds to fund a portion of its capital commitment to Marvel Studios, by purchasing, from time to time, Preferred Equity Interests of Marvel Studios. Pending such use, the net proceeds will be used for working capital and general corporate purposes or will be invested in short-term, marketable investment grade securities. The Company intends to fund its remaining obligations to purchase Preferred Equity Interests from available cash. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources,' 'Business--Marvel Studios' and 'Certain Transactions--Marvel Studios.'


     The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholders.

                      PRICE RANGE OF CLASS A COMMON STOCK

     Since the IPO of the Company's Class A Common Stock at $18.00 per share in March 1995, the Class A Common Stock has been traded on the NYSE under the symbol 'TBZ.' The following table sets forth for the periods indicated the high and low sale prices per share of the Class A Common Stock as reported by the NYSE:


                                                                                  HIGH      LOW
                                                                                  ----      ---
1995
First Quarter (March 2 to March 31)............................................   $21 1/8   $18 5/8
Second Quarter.................................................................    20 1/4    16 3/8
Third Quarter..................................................................    26 1/4    18
Fourth Quarter.................................................................    25 1/8    20 1/4

1996
First Quarter..................................................................    24 3/4    17 7/8
Second Quarter.................................................................    22 3/8    17 5/8
Third Quarter (through August 5)...............................................    20 1/4    16 5/8


     A recent reported last sale price of the Class A Common Stock as reported on the NYSE is set forth on the cover page of this Prospectus. As of June 15,

1996, there were approximately 71 holders of record of the Class A Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. It is the current policy of the Company's Board of Directors (the 'Board') to retain any earnings to finance the operation and expansion of the Company's business. The payment of any cash dividends in the future will depend upon the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board. In addition, the Company's Credit Facility restricts the ability of the Company to pay cash dividends. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1996 and as adjusted to give effect to the sale of the 700,000 shares of Class A Common Stock offered by the Company at an estimated offering price of $16.625 per share (the reported last sale price of the Class A Common Stock on the NYSE on August 5, 1996) and the use of the net proceeds therefrom as set forth under 'Use of Proceeds.' The information set forth below is qualified by and should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements and notes thereto.



                                                           MARCH 31, 1996
                                                     --------------------------
                                                      ACTUAL     AS ADJUSTED(4)
                                                     --------    --------------
                                                           (IN THOUSANDS)
Cash and cash equivalents.........................   $  8,551       $  8,551
                                                     --------    --------------
                                                     --------    --------------
Borrowings under Credit Facility..................   $     --       $     --
                                                     --------    --------------
          Total short-term debt...................   $     --       $     --
                                                     --------    --------------
                                                     --------    --------------
Long-term debt....................................   $     --       $     --
Redeemable convertible Series A preferred stock,
  $.01 par value, 59,091 shares issued and
  outstanding convertible into 59,091 shares of

  Class A Common Stock, maximum redemption value
  $1,950,000 at August 31, 1999(1)................      1,611          1,611
Stockholders' equity:
          Preferred Stock, $.01 par value,
            25,000,000 shares authorized;
            59,091 shares issued and outstanding
            as redeemable convertible Series A
            preferred stock, $.01 par value.......         --             --
          Class A Common Stock, $.01 par value,
            100,000,000 shares authorized,
            17,134,529 issued and outstanding,
            20,334,529 shares issued and
            outstanding, as adjusted(2)(3)........        171            203
          Class B Common Stock, $.01 par value,
            20,000,000 shares authorized,
            9,894,000 issued and outstanding,
            7,394,000 shares issued and
            outstanding, as adjusted(2)...........         99             74
Additional paid-in capital........................     61,290         71,868
Retained earnings.................................     53,077         53,077
                                                     --------    --------------
          Total stockholders' equity..............    114,637        125,222
                                                     --------    --------------
            Total capitalization..................   $116,248       $126,833
                                                     --------    --------------
                                                     --------    --------------


- ------------------
(1) Includes 59,091 shares of Series A Preferred Stock outstanding, of which 27,273 shares are held in escrow to secure indemnification obligations to the Company by the seller of the Spectra Star business.

(2) Excludes an aggregate of 1,321,471 shares of Class A Common Stock reserved for issuance under the Stock Option Plan at March 31, 1996, including 1,068,318 shares as to which options were then outstanding of which 655,066 options were immediately exercisable. Excludes 59,091 shares of Class A Common Stock issuable upon the conversion of outstanding shares of Series A Preferred Stock. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Description of Capital Stock.'


(3) As of June 15, 1996, there were 17,137,862 issued and outstanding shares of Class A Common Stock. As of such date, after giving effect to the Offering, there will be 20,337,862 shares of Class A Common Stock issued and outstanding.


(4) Stockholders' equity as adjusted reflects application of the Company's estimated net proceeds from the Offering to fund a portion of the Company's $50 million capital commitment to Marvel Studios by purchasing Preferred Equity Interests of Marvel Studios. Pending such use, the net proceeds will be used for working capital and general corporate purposes or will be invested in short-term, marketable investment grade securities. Cash and cash equivalents as adjusted does not reflect application of any net proceeds from the Offering. See 'Use of Proceeds.'

                         SELECTED FINANCIAL INFORMATION

     The following tables present selected combined or consolidated financial data for the business of the Company and the Predecessor Company (see Notes (1) and (2) below) for the five year period ended December 31, 1995, which were derived from audited financial statements of the Company's business, and the three month periods ended March 31, 1995 and 1996, which were derived from the unaudited financial statements of the Company which, in the opinion of the management of the Company, have been prepared on the same basis as the audited combined or consolidated financial statements and include all adjustments (consisting of normal and recurring adjustments and accruals) necessary for a fair presentation of such information. Results for the three months ended March 31, 1996 are not necessarily indicative of results for any interim period or the entire year. The information in these tables should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements of the Company and the Predecessor Company and notes thereto included elsewhere in this Prospectus.


     For certain recent quarterly results of the Company, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Quarterly Results.'



                                   PREDECESSOR COMPANY                                       COMPANY
                              ------------------------------    -----------------------------------------------------------------
                                                      FOUR       EIGHT
                                  YEAR ENDED         MONTHS      MONTHS                                        THREE MONTHS ENDED
                                 DECEMBER 31,        ENDED       ENDED          YEAR ENDED DECEMBER 31,            MARCH 31,
                              ------------------    APR. 30,    DEC. 31,    -------------------------------    ------------------
                               1991       1992        1993        1993       1993        1994        1995       1995       1996
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:(1)(2)
Net sales..................   $45,068    $57,934    $ 10,175    $ 79,569    $89,744    $156,525    $196,395    $27,888    $38,369
Cost of sales..............    22,867     29,710       5,308      36,682     41,990      73,490      88,397     13,398     19,733
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
Gross profit...............    22,201     28,224       4,867      42,887     47,754      83,035     107,998     14,490     18,636
Selling, general and
  administrative
  expenses(3)(4)(5)........    19,254     23,099       5,840      22,253     28,093      38,263      48,234      7,717     11,369
Depreciation and
  amortization.............     2,770      2,471         638       3,459      4,097       8,609      12,750      1,695      2,144
Compensatory stock
  option(6)................        --         --          --      10,909     10,909       4,091          --         --         --
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
Operating income (loss)....       177      2,654      (1,611)      6,266      4,655      32,072      47,014      5,078      5,123

Interest expense...........      (655)    (1,294)       (476)       (721)    (1,197)     (1,862)       (490)      (413)       (28)
Other income, net..........        39        120         237         322        559          65       1,050        180        194
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
Income (loss) before income
  taxes....................      (439)     1,480      (1,850)      5,867      4,017      30,275      47,574      4,845      5,289
Income tax (expense)
  benefit (pro forma in
  1991, 1992, four months
  ended April 30, 1993 and
  combined year ended
  December 31, 1993)(7)....       176       (592)        740      (2,379)    (1,639)    (12,261)    (19,172)    (1,986)    (2,116)
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
Net income (loss)..........   $  (263)   $   888    $ (1,110)   $  3,488    $ 2,378    $ 18,014    $ 28,402    $ 2,859    $ 3,173
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
                              -------    -------    --------    --------    -------    --------    --------    -------    -------
Net income per share(7)....   $    --    $    --    $     --    $    .13    $   .09    $    .67    $   1.05    $   .11    $   .12
Weighted average number of
  common and common
  equivalent shares
  outstanding (assumes
  27,000,000 shares outstanding
  for periods prior to 1995)...    --         --          --      27,000     27,000      27,000      27,115     27,000     27,201


                                    PREDECESSOR COMPANY                                      COMPANY
                                  -----------------------             ------------------------------------------------------
                                       DECEMBER 31,                            DECEMBER 31,                   MARCH 31,
                                  -----------------------             -------------------------------    -------------------
                                   1991            1992                1993        1994        1995       1995        1996
                                  -------         -------             -------    --------    --------    -------    --------
                                      (IN THOUSANDS)                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)......   $(1,010)        $  (844)            $24,780    $ 39,839    $ 85,174    $68,184    $ 84,007
Total assets...................    26,525          28,852              56,877     104,723     152,218     98,764     133,763
Borrowings under credit
  facility.....................        --              --               4,500      21,500          --         --          --
Due to stockholders and
  affiliated companies.........    16,255          13,407              15,746      16,845          --         --          --
Redeemable preferred
  stock(8).....................        --              --                  --          --       3,016         --       1,611
Stockholders' equity...........     1,908           2,384              16,283      38,416     111,332     85,420     114,637

                                                        (Footnotes on next page)

(Footnotes from previous page)
- ------------------
(1) The years ended December 31, 1991 and 1992 and the four month period ended

    April 30, 1993 represent the combined results of the business of the Company, which was then wholly owned by Mr. Perlmutter, and Toy Biz International Ltd., a Hong Kong company indirectly controlled by the Predecessor Company. The eight month period ended December 31, 1993, and the years ended December 31, 1994 and 1995 and the three-month periods ended March 31, 1995 and 1996 represent the consolidated results of the Company. There was no change in the carrying value of the Company's assets as a result of the April 30, 1993 transaction (see Note 1 of notes to audited financial statements).

(2) The four month period ended April 30, 1993 and the year ended December 31, 1993 include five months and thirteen months, respectively, of results of Toy Biz International Ltd. as a result of changing Toy Biz International Ltd.'s fiscal year end from November 30 to December 31. The sales and operating loss of Toy Biz International Ltd. for the month of December 1992 were not significant.

(3) During the years ended December 31, 1991 and 1992 and the four month period ended April 30, 1993, the Predecessor Company accrued approximately $4,151,000, $1,026,000 and $259,000, respectively, in fees and commissions to an affiliate of Mr. Perlmutter as compensation for its assistance in establishing relationships with customers of the Predecessor Company. No such fees and commissions were incurred after April 30, 1993.

(4) During the years ended December 31, 1991 and 1992 and the four month period ended April 30, 1993, the Predecessor Company accrued royalties to Marvel of approximately $1,820,000, $812,000 and $970,000, respectively, under a license for Marvel Characters. No such royalties were incurred after April 30, 1993. During the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, the Company reimbursed Marvel for services provided by Marvel or purchased from third-party providers for the Company of approximately $875,000, $498,000 and $306,000, respectively.

(5) The results for the four month period ended April 30, 1993 and combined year ended December 31, 1993 include approximately $2,000,000 of bonuses paid by the Predecessor Company to employees in connection with the formation of the Company.

(6) Represents non-cash compensation expense associated with the vesting and exercise of a compensatory stock option granted to Mr. Arad in connection with the formation of the Company.

(7) For the taxable periods until April 30, 1993, the Predecessor Company was subject to taxation under Subchapter S of the Code. As a result, the Predecessor Company was not subject to Federal and certain state income taxes, as its sole stockholder included the results of its operations in his personal income for these tax purposes. Provision for income taxes for the aforementioned periods reflects income tax (expense) benefit (at an assumed effective combined tax rate of 40%) on a pro forma basis as if the Predecessor Company had not been an S corporation.

(8) Reflects 59,091 shares of Series A Preferred Stock outstanding, of which 27,273 shares are held in escrow to secure indemnification obligations to the Company by the seller of the Spectra Star business. See 'Management's

    Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources.'

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of the Company and its subsidiaries should be read in conjunction with the financial statements and the notes thereto, included elsewhere in this Prospectus.

OVERVIEW

     The Company designs, markets and distributes a variety of toys in the United States and internationally under various licenses, including an exclusive, perpetual and royalty-free license, subject to certain limitations, from Marvel, the Company's largest stockholder. The Company also designs, markets and distributes its own line of proprietary toys. The Company believes that the experience and creativity of its senior management in the development and marketing of its toys afford it the ability to attract significant licenses of popular characters and trademarks as well as prominent inventors for the development of new licensed and proprietary toys.

     As a result of changing consumer preferences, many of the Company's products are successfully marketed for only a limited period. In addition, the success of many of the Company's products is dependent on the popularity generated by television programs and other media events featuring the characters on which those products are based. The Company's product mix, therefore, tends to change frequently as the Company attempts to adapt to these changing preferences and the changing popularity resulting from these media events.

     The Company has achieved significant growth since 1991. The Company's net sales more than quadrupled, growing from approximately $45.1 million in 1991 to approximately $196.4 million in 1995. At the same time, the Company's operating income increased from approximately $177,000 in 1991 to approximately $47.0 million in 1995. The Company's growth in the years 1992 through 1994 was largely attributable to increased sales of X-Men(Registered) and, in late 1994, Spider-Man(Registered) action figures. In 1995, the Company experienced increased sales in its line of proprietary dolls, due largely to the introduction of Baby Tumbles Surprise(Trademark), and the Company's sales of Marvel Characters products remained relatively constant, reflecting increased sales of Spider-Man(Registered) and other Marvel action figures. In 1995 and the first quarter of 1996, as some of the Company's Marvel Character based action figures such as X-Men(Registered) and Spider-Man(Registered) have matured, sales of such toys have declined. There can be no assurance that such declines will not accelerate or continue. These declines were more than offset by increased revenues from the Company's other products including activity toys, a result of its acquisition of Spectra Star, and girls' toys, reflecting the success of its Baby Tumbles Surprise(Trademark) promotional doll.

     The Company computes net sales by deducting sales allowances, including allowances for returns, volume discounts and cooperative advertising, from its gross sales. Once percentage allowances are agreed upon with the Company's customers for these matters, the Company allows customers to deduct these percentage allowances from remittances. In the case of cooperative advertising, the Company selectively monitors customer performance to determine fulfillment, but does not verify that customers fulfill their commitments in all cases. The Company does not track any of its sales allowances by product line, but rather accrues sales allowances as an overall percentage of gross sales. Where information concerning net sales by product line is provided in this Prospectus, the Company has estimated net sales by attributing sales allowances to each product line in proportion to the individual product line's percentage of gross sales. Sales allowances have varied as a percentage of gross sales due to changes in the Company's product mix, defective product allowances, volume discounts or other sales allowances. Among the years ended December 31, 1993, 1994 and 1995, the most significant variation in sales allowances occurred in 1993, when a significant increase in sales allowances resulted primarily from the introduction of new products in 1993 which had a higher defective return experience than the Company's overall defective return experience in 1994 and 1995.

     The Company capitalizes expenditures for molds, tools and equipment and product and package design costs incurred in the development of its products ('Capitalized Product Costs'). See note 1 of notes to financial statements appearing elsewhere in this Prospectus. The Company amortizes Capitalized Product Costs over the anticipated three year useful life of its products. Due to changing consumer preferences and the introduction of competing products, the Company has discontinued certain products in the first or second year following their introduction, leading to write-offs of related unamortized Capitalized Product Costs. As a result of the product discontinuations noted above, the Company had accelerated write-offs of Capitalized Product Costs of approximately $754,000, $1.3 million and $1.9 million in 1993, 1994 and 1995, respectively. Because the Company writes off any remaining related unamortized Capitalized Product Costs when it discontinues a product, the Company expects to continue to experience write-offs of varying magnitude in future periods.

     On September 11, 1995, the Company acquired certain assets and assumed certain liabilities of Spectra Star. On November 29, 1995, the Company acquired certain assets and assumed certain liabilities of Quest. See '--Liquidity and Capital Resources.'

     The Company expects that its gross profit as a percentage of net sales will decline in the future because of an increased proportion of international sales, a decreased proportion of sales of action figures and potential sales under the Company's planned F.O.B. program. The Company's international sales historically have been made at lower gross margins than its U.S. sales. However, international sales are subject to lower operating expenses in certain instances. For example, the Company does not generally incur any advertising or commission expense on its international sales. Therefore, the Company believes that international sales contribute to operating income at a rate approximately the same as U.S. sales. The Company's sales of action figures, which the Company believes benefit from high consumer demand during periods of positive media exposure, historically have been made at higher gross margins than the Company's other product categories. The Company anticipates that products sold under its

F.O.B. program will be made at lower gross margins for the same reasons as its international sales. The Company believes that products sold through its planned F.O.B. program will involve little advertising, inventory carrying costs or accounts receivable risk. As a result, the Company believes that while gross margins may be lower on sales of products sold through the F.O.B. program, a greater proportion of gross margin dollars may be contributed to operating income. See 'Business--Customers, Marketing and Distribution.'

     The Company's selling, general and administrative expenses increased during 1995 and the first three months of 1996 as a percentage of net sales. The Company believes a higher level of selling, general and administrative expenses is likely to continue. The higher level reflects the increasing portion of net sales which are derived from non-Marvel licenses, and are subject to royalty expense, the Company's acquisition of Spectra Star which, as a manufacturing operation, has a higher level of selling, general and administrative expenses than the other operations of the Company, and the Company's continuing expenditures on sales and administrative infrastructure to support future growth in the Company's operations.


     To enhance further the media exposure of the Marvel Characters, the Company and Marvel intend to form Marvel Studios. The objective of Marvel Studios is to facilitate the release of live action and animated feature films and television programming based on the Marvel Characters in order to create greater consumer interest in these characters and related merchandise, including toys. The Company believes that the advertising and promotion of feature films, as well as any films or television programming based on the Marvel Characters, will create consumer interest in the Marvel Characters and could create revenue opportunities for the Company by helping to generate sales from action figures, other children's toys, and other products for which the Company holds the rights under the Marvel License. The Company intends to invest, from time to time, up to $50 million in the aggregate in Preferred Equity Interests of Marvel Studios. Marvel has advised the Company that it intends to invest, from time to time, up to $50 million in the aggregate in the Common Equity Interests of Marvel Studios funded in part with the net proceeds from the sale of its shares of Class A Common Stock in the Offering. In addition, the Company will be obligated to reimburse Marvel Studios for all merchandise participations for the Company's products paid by Marvel Studios to a film studio or television network without the ability to approve these merchandise participations. See 'Risk Factors--Risks Related to Marvel Studios,' 'Use of Proceeds,' '--Liquidity and Capital Resources,' 'Business--Marvel Studios' and 'Certain Transactions--Marvel Studios.'

SEASONALITY


     Because of greater retail demand for toy products during the Christmas season, the toy industry generally is highly seasonal in nature. The Company has experienced this seasonal pattern in its sales and profitability. The following table illustrates the seasonality of the Company's U.S. net sales by quarter for 1993, 1994, 1995 and the first three months of 1996. See '--Recent Quarterly

Results.'


                           U.S. NET SALES BY QUARTER

                           1993                      1994                      1995               1996
                   ---------------------     ---------------------     ---------------------     ------
QUARTER            AMOUNT     PERCENTAGE     AMOUNT     PERCENTAGE     AMOUNT     PERCENTAGE     AMOUNT
- ---------------    ------     ----------     ------     ----------     ------     ----------     ------
                                                  (DOLLARS IN MILLIONS)
1st............    $ 7.0            9%       $16.5           12%       $26.9           15%       $31.2
2nd............     11.8           14         25.6           18         27.7           16
3rd............     25.0           31         33.2           23         49.7           28
4th............     36.9           46         67.4           47         71.5           41
                   ------         ---        ------         ---        ------         ---
Total..........    $80.7          100%       $142.7         100%       $175.8         100%
                   ------         ---        ------         ---        ------         ---
                   ------         ---        ------         ---        ------         ---

     The Company expects that its business will continue to experience a significant seasonal pattern for the foreseeable future, although the Company's acquisition in September 1995 of Spectra Star's kite business, which typically experiences a seasonal pattern of greater sales during the first three months of the year, may, to some limited extent, offset the Company's traditional seasonality. There can be no assurance that such offset will occur.


RECENT QUARTERLY RESULTS



     On July 24, 1996, the Company announced results for the three months ended June 30, 1996. The Company announced that net sales increased to $45.8 million in the three months ended June 30, 1996 compared to $30.4 million in the three months ended June 30, 1995 and that net income increased to $4.6 million or $0.17 per share compared to $4.3 million or $.16 per share in the three months ended June 30, 1995.



     The Company's net sales increased as a result of the continued success of the Company's promotional dolls and activity toys in domestic markets and boys' action figure toys in international markets. These combined increases more than offset decreases in U.S. sales of boys' action figures. Gross profit increased by 24% to $22.9 million compared to $18.4 million in the three months ended June 30, 1995. Operating expenses increased compared to the three months ended June 30, 1995 due to the development and marketing of the Company's expanded product line, the bulk of which is planned to be shipped in the second half of 1996.




     U.S. promotional doll sales increased to $11.3 million compared to $1.7 million in the three months ended June 30, 1995 due to continued strong sales of the Company's Baby Tumbles Surprise(Trademark) promotional doll and shipments of new items in the Company's 1996 promotional doll line. U.S. sales of activity toys increased to $3.1 million compared to $888,000 in the three months ended June 30, 1995 due to continued sales of Spectra Star(Registered) brand kites. International sales increased to $13.3 million compared to $2.7 million in the three months ended June 30, 1995 primarily due to expanded sales of Spider-Man(Registered) and Hercules: The Legendary Journeys(Trademark) action figures and related toys, as distribution of the U.S. television series based on those characters continues to spread to additional world markets.

     The following table sets forth certain unaudited consolidated financial data of the Company for the three months ended June 30, 1995 and 1996:



                                                                       THREE MONTHS
                                                                      ENDED JUNE 30,
                                                               ---------------------------
                                                              1995                      1996
                                                     ----------------------    ----------------------
                                                                      (IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
Net sales.........................................          $ 30,435                  $ 45,814
Cost of sales.....................................            12,015                    22,939
                                                          ----------                ----------
  Gross profit....................................            18,420                    22,875
                                                          ----------                ----------
Operating expenses:
  Selling, general and administrative.............             9,145                    12,961
  Depreciation and amortization...................             2,294                     2,442
                                                          ----------                ----------
     Total operating expenses.....................            11,439                    15,403
                                                          ----------                ----------
Operating income..................................             6,981                     7,472
Interest (income), net............................              (346)                     (184)
                                                          ----------                ----------
  Income before provision for income taxes........             7,327                     7,656
Provisions for income taxes.......................             3,004                     3,062
                                                          ----------                ----------
  Net income......................................          $  4,323                  $  4,594
                                                          ----------                ----------
                                                          ----------                ----------
Net income per share..............................          $    .16                  $    .17
                                                          ----------                ----------

                                                          ----------                ----------
Weighted average number of common and common
  equivalent shares outstanding...................            27,000                    27,134
                                                          ----------                ----------
                                                          ----------                ----------


RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain income and expense items expressed as a percentage of net sales for such periods.

                            PERCENTAGE OF NET SALES

                                                                   THREE MONTHS
                                           YEAR ENDED DECEMBER     ENDED MARCH
                                                   31,                 31,
                                          ----------------------  --------------
                                           1993    1994    1995    1995    1996
                                          ------  ------  ------  ------  ------
Net sales...............................  100.0%  100.0%  100.0%  100.0%  100.0%
Cost of sales...........................   46.8    47.0    45.0    48.0    51.4
                                          ------  ------  ------  ------  ------
  Gross profit..........................   53.2    53.0    55.0    52.0    48.6
                                          ------  ------  ------  ------  ------
Selling, general and administrative
  expenses..............................   31.3    24.4    24.6    27.7    29.6
Depreciation and amortization...........    4.6     5.5     6.5     6.1     5.6
Compensatory stock option...............   12.1     2.6      --      --      --
                                          ------  ------  ------  ------  ------
  Total operating expenses..............   48.0    32.5    31.1    33.8    35.2
                                          ------  ------  ------  ------  ------
Operating income........................    5.2    20.5    23.9    18.2    13.4
Interest expense........................   (1.3)   (1.2)    (.2)   (1.5)    (.1)
Other income, net.......................     .6      --      .5      .7      .5
                                          ------  ------  ------  ------  ------
Income before income taxes..............    4.5    19.3    24.2    17.4    13.8
Income tax expense (pro forma in
  1993).................................    1.8     7.8     9.7     7.1     5.5
                                          ------  ------  ------  ------  ------
  Net income............................    2.7%   11.5%   14.5%   10.3%    8.3%
                                          ------  ------  ------  ------  ------
                                          ------  ------  ------  ------  ------

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

     The Company's net sales increased approximately 38% to approximately $38.4 million for the first quarter of 1996 from approximately $27.9 million in the first quarter of 1995. The Company analyzes net sales utilizing the following categories: boys', girls', infant/preschool, activity, discontinued items and international as set forth in the table below.

                                                     THREE MONTHS
                                                     ENDED MARCH
                                                         31,
                                                    --------------
                                                     1995    1996
                                                    ------  ------
                                                    (IN MILLIONS)
U.S. Net Sales by Product Category
  Boys'...........................................  $21.0   $12.7
  Girls'..........................................    1.0     7.5
  Infant/Preschool................................    2.0     1.3
  Activity........................................    1.6     9.3
  Discontinued Items..............................    1.3      .4
                                                    ------  ------
     Total U.S. Net Sales.........................   26.9    31.2
International Sales...............................    1.0     7.2
                                                    ------  ------
     Total Net Sales..............................  $27.9   $38.4
                                                    ------  ------
                                                    ------  ------

     Sales in the activity toys category had a net increase of approximately $7.7 million in the first quarter of 1996, due primarily to kite sales from the new Spectra Star division offset in part by decreases in sales of pinball games and Hero Caps(Registered). Sales in the girls' toys category increased approximately $6.5 million in the first quarter of 1996, due to continued strong sales of the Company's Baby Tumbles Surprise(Trademark) promotional doll, as well as the introduction of the Company's Take Care of Me Twins(Trademark) and Flipper(Registered) products. These combined increases more than offset the net decrease of $8.3 million in U.S. sales of boys' action figures. The decrease in U.S. sales of boys' action figures resulted from decreases in sales of X-Men(Registered), Spider-Man(Registered), Iron Man(Registered) and Fantastic Four(Registered) action figures, partially offset by sales of the Company's new
Hercules: The Legendary Journeys(Trademark) line. Sales of action figures in the 1995 period benefitted from the introduction of the Iron Man(Registered) and Fantastic Four(Registered) lines and the continued rollout of the Spider-Man(Registered) line, which was introduced in the fourth quarter of 1994. On a worldwide basis, sales of boys' toys were relatively unchanged, since the substantial increase in international sales is comprised largely of boys' products. The Company's sales of Marvel Characters products on a worldwide basis remained relatively constant in the first quarter of 1996 versus the first quarter of 1995, as increased sales in Spider-Man(Registered) action figures offset decreased sales in X-Men(Registered) products.

     Gross profit increased approximately 29% to approximately $18.6 million for the first quarter of 1996 from approximately $14.5 million in the first quarter of 1995. Gross profit as a percentage of net sales decreased to approximately 49% in the first quarter of 1996 from approximately 52% in the first quarter of 1995 due to changes in the Company's product mix and the effect of a higher percentage of international sales, which typically have a lower gross margin than U.S. sales.

     Selling, general and administrative expenses increased approximately 47% to approximately $11.4 million (approximately 30% of net sales) in the first quarter of 1996 from approximately $7.7 million (approximately 28% of net sales) in the first quarter of 1995. The increase of $3.7 million was due to increased royalties, advertising and miscellaneous selling and administrative expenses as a result of sales growth, and additional salaries and consulting expense attributable to the Company's expanded product lines.

     Depreciation and amortization expense increased approximately 26% to approximately $2.1 million in the first quarter of 1996 from approximately $1.7 million in the first quarter of 1995. The increase was due primarily to increased amortization of product tooling costs resulting from increased investment in product tooling to support the Company's growth and expanded product lines.

     The Company had net interest income of approximately $166,000 for the first quarter of 1996, compared with net interest expense of approximately $233,000 for the first quarter of 1995. This represents net improvement of approximately $399,000, due primarily to repayment of indebtedness with a portion of the proceeds of the IPO and net interest income on the balance of these proceeds.

     Income before taxes increased approximately 9% to approximately $5.3 million for the first three months of 1996 from approximately $4.8 million for the first three months of 1995. Slightly less than half of the Company's income before taxes for this period was attributable to sales of Spectra
Star(Registered) products.

     Provision for income taxes increased from approximately $2.0 million for the first three months of 1995 to approximately $2.1 million for the first three months of 1996, while the effective tax rate decreased from 41% for the first three months of 1995 to 40% for the first three months of 1996 due to a change in the allocation of state and local taxes as a result of the Spectra Star acquisition.

     As a result of the above, net income increased to approximately $3.2 million in the first quarter of 1996 from approximately $2.9 million in the first quarter of 1995.

YEARS ENDED DECEMBER 31, 1995 AND 1994

     The Company's net sales increased approximately 25% to approximately $196.4 million for 1995 from approximately $156.5 million in 1994. Substantially all of the increase in net sales resulted from sales of new products. Spectra Star, which was acquired in the second half of 1995, produced net sales of $4.6 million. Net sales for these periods by the Company's product categories are set forth in the table below:

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                                    ----------------
                                                     1994     1995
                                                    -------  -------
                                                    (IN MILLIONS)
U.S. Net Sales by Product Category
  Boys'...........................................  $110.4   $105.5
  Girls'..........................................    12.7     37.7
  Infant/Preschool................................     7.3     13.5
  Activity........................................     6.1     15.5
  Discontinued Items..............................     6.2      3.6
                                                    -------  -------
     Total U.S. Net Sales.........................   142.7    175.8
International Sales...............................    13.8     20.6
                                                    -------  -------
     Total Net Sales..............................  $156.5   $196.4
                                                    -------  -------
                                                    -------  -------

     U.S. sales of boys' toys decreased approximately $4.9 million, as the introduction of new lines of action figures, such as Iron Man(Registered), Fantastic Four(Registered), Ghost Rider(Registered) and Hercules(Registered) and the growth in sales of the Company's Spider-Man(Registered) line was more than offset by the decrease in sales of the Company's X-Men(Registered) line. However, as a category, total worldwide net sales of boys' toys were relatively unchanged, since the substantial increase in international sales is comprised largely of boys' products.

     U.S. sales of girls' toys increased approximately $25.0 million due to the successful introduction of Baby Tumbles Surprise(Trademark), which was the leading promotional doll in the U.S. based on unit volume in 1995, as well as the national introduction of Baby So Real(Trademark) and Pooch, the Good Puppy(Trademark) in 1995, offset by a decrease in sales of Jumpsie(Registered) and Caboodles(Trademark) products. Sales in the activity toy category increased approximately $9.4 million from 1994 to 1995 with the introduction of the Wild & Wacky Painter(Trademark) and, to a lesser extent, a CD-ROM-based product and the initial sales of kites and other toys under the Spectra Star(Registered) brand. The infant/preschool category increased from approximately $7.3 million in U.S. net sales in 1994 to approximately $13.5 million in 1995, due to the continued expansion of the Company's infant/preschool line under the Gerber License.

     Gross profit increased approximately 30% to approximately $108.0 million in 1995 from approximately $83.0 million in 1994. Gross profit as a percentage of net sales increased from approximately 53% in 1994 to approximately 55% in 1995 due to additional sublicensing revenues and improved product margins, offset in part by the effect of a higher percentage of international sales, which typically have a lower gross margin than U.S. sales.


     Selling, general and administrative expenses increased approximately 26% to approximately $48.2 million (approximately 25% of net sales) in 1995 from approximately $38.3 million (approximately 24% of net sales) in 1994. The increase of approximately $10.0 million was due to increased advertising, royalties and miscellaneous selling and administrative expenses, which increased as a result of sales growth, and additional salaries and consulting expense attributable to the Company's expanded product lines.

     Depreciation and amortization expense increased to approximately $12.8 million in 1995 from approximately $8.6 million in 1994. This increase was primarily attributable to increased amortization of product tooling costs resulting from increased investment in product tooling to support the Company's growth and expanded product line.

     In connection with the formation of the Company, Mr. Arad was granted an option (the 'Arad Stock Option'), providing Mr. Arad with the right to acquire 10% of the common stock of the Company at a price substantially below the appraised value of the Company's common stock at that time. The Company recognized approximately $4.1 million in 1994 as a non-recurring, non-cash compensation expense related to the Arad Stock Option. The amount by which the appraised value of the shares of stock issuable on exercise of the Arad Stock Option exceeded the exercise price of the Arad Stock Option was treated as compensation expense and amortized from the date of grant in 1993 through March 1994. See 'Certain Transactions--Formation Agreement.'

     The Company had net interest income of approximately $560,000 for 1995, compared with net interest expense of approximately $1.8 million for 1994. This represents a net improvement of approximately $2.4 million due primarily to decreased borrowings and the temporary investment of excess cash generated from operating activities and net proceeds raised in the IPO.

     Income before taxes increased to approximately $47.6 million in 1995 from approximately $30.3 million in 1994.

     Provision for income taxes increased from approximately $12.3 million in 1994 to approximately $19.2 million in 1995, while the effective tax rate decreased from 40.5% in 1994 to 40.3% in 1995 due to a change in the allocation of state and local taxes as a result of the Spectra Star acquisition.

     As a result of the above, net income increased to approximately $28.4 million in 1995 from approximately $18.0 million in 1994.

YEARS ENDED DECEMBER 31, 1994 AND 1993

     The operating results for the year ended December 31, 1993 include the consolidated results of four months of U.S. operations of the Predecessor Company and eight months of operations of the Company. In addition, the operating results for 1993 include five months of international operations of a Hong Kong corporation which was the Predecessor Company's international sales affiliate, and eight months of operations of the Company's wholly-owned international sales subsidiary. The sales and operating results of such affiliate for the month of December 1992 were not significant.

     The Company's net sales increased approximately 74.4% to approximately $156.5 million for 1994 from approximately $89.7 million for 1993. Substantially all of the increase in net sales resulted from increased unit volume, principally as a result of increased sales of products based on Marvel Characters. Net sales for these periods by the Company's product categories are set forth in the table below:

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                                    ----------------
                                                     1993     1994
                                                    -------  -------
                                                     (IN MILLIONS)
U.S. Net Sales by Product Category
  Boys'...........................................  $63.7    $110.4
  Girls'..........................................   16.4      12.7
  Infant/Preschool................................     --       7.3
  Activity........................................     .3       6.1
  Discontinued Items..............................     .3       6.2
                                                    -------  -------
     Total U.S. Net Sales.........................   80.7     142.7
International.....................................    9.0      13.8
                                                    -------  -------
     Total Net Sales..............................  $89.7    $156.5
                                                    -------  -------
                                                    -------  -------

     The increase in the Company's U.S. net sales resulted primarily from increased sales of the Company's boys' toys and continued growth in sales of X-Men(Registered) action figures. The increase in boys' products also reflected a significant benefit from the introduction of the Company's
Spider-Man(Registered) line of toys in late 1994, which more than offset decreases in sales of certain non-licensed boys' toys. The Company believes that the increase in U.S.

sales of X-Men(Registered) action figures was attributable to the increased popularity of the X-Men(Registered) characters generally, which resulted in part from the popularity of the X-Men(Registered) animated television series and the expansion of the Company's X-Men(Registered) product line. Similarly, the increase in the Company's international sales was primarily the result of increased international sales of the X-Men(Registered) action figures following the introduction of the X-Men(Registered) animated television show in various international markets. The Company believes that sales of its Spider-Man(Registered) product line were enhanced by the debut of the Spider-Man(Registered) animated television series on the Fox Children's Network in November 1994.


     The Company experienced decreased sales of girls' toys due primarily to the discontinuation of its Pretty and Me(Registered) and Baby Loves to Talk(Registered) products, which had reached the end of their product life cycles, partially offset by the introduction of the Company's Jumpsie(Registered) product. Infant/preschool product sales represent initial shipments of pre-school products under the Gerber License which began in the third quarter of 1994. The increase in sales of activity toys was primarily related to the introduction of the Company's Mighty Morphin Power Rangers(Registered) pinball games. The increase in sales of discontinued items was attributable to sales of carryover inventory of the discontinued products mentioned above, as well as sales of the Company's Nature's Nursery(Registered) product line which was introduced and discontinued in 1994.

     Gross profit increased approximately 74% to approximately $83.0 million in 1994 from approximately $47.8 million in 1993. Gross profit as a percentage of net sales remained relatively constant at approximately 53% for both 1994 and 1993 as increased sales of the Company's X-Men(Registered) and Spider-Man(Registered) action figures, which have higher gross margins, were offset by the discontinuation and close-out of certain products in 1994, as described above, as well as the introduction of the Company's line of Gerber(Registered) infant and toddler products, which have lower gross margins than the Company's other product categories.

     Selling, general and administrative expenses increased approximately 36% to approximately $38.3 million (approximately 24% of net sales) in 1994 from approximately $28.1 million (approximately 31% of net sales) in 1993. This increase was due to increased advertising expense, royalties, warehousing and miscellaneous selling and administrative expenses, which increased as a result of sales growth, and additional salaries and consulting expense attributable to the need for additional personnel and services to support the Company's expanded product line. Included in selling, general and administrative expenses during 1993 are commissions paid to Mr. Perlmutter and royalties paid to Marvel. These combined payments totaled approximately $1.2 million in 1993, with no further expenses incurred after April 1993. Also included in selling, general and administrative expenses in 1993 are bonuses totalling approximately $2.0 million paid to certain executives of the Company in connection with the formation of the Company.

     Depreciation and amortization expense increased to approximately $8.6 million in 1994 from approximately $4.1 million in 1993. This increase was primarily attributable to increased amortization of product tooling costs resulting from increased investment in product tooling to support the Company's growth and expanded product line.

     The Company recognized approximately $4.1 million in 1994 and $10.9 million in 1993 as a nonrecurring non-cash compensation expense related to the Arad Stock Option.

     Net interest expense increased to approximately $1.8 million in 1994 from approximately $1.2 million in 1993. This increase resulted from additional borrowings used to finance the growth of the Company's business and higher interest rates on the Company's borrowings.

     Income before taxes increased to approximately $30.3 million in 1994 from approximately $4.0 million in 1993.

     Provision for income taxes increased substantially from approximately $2.4 million, or 59% of income before income taxes in 1993, to approximately $12.3 million, or 40.5% of income before taxes in 1994. In connection with its formation in April 1993, the Company changed its status from an S corporation to a C corporation. The Company's effective tax rate in 1993 was higher than it would have been if the Company had been a C corporation for the entire 1993 period, as the Company was unable to record a tax benefit for losses incurred by the Company during the first four months of 1993 when the Company was an S corporation.

     As a result of the above, net income increased to approximately $18.0 million in 1994 from approximately $2.4 million (pro forma) in 1993.

BACKLOG

     Customer open orders were approximately $7.4 million on March 31, 1996, compared with $6.2 million on March 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities (used) or provided net cash of approximately ($2.1 million), ($1.5 million) and $35.5 million in 1993, 1994 and 1995, respectively.

     Net cash used by operating activities was approximately $7.4 million in the first quarter of 1996, while net cash provided by operating activities was approximately $14.3 million in the first quarter of 1995. The net decrease in net cash provided by operating activities resulted primarily from higher sales in late 1995 and in the first quarter of 1996, the receivables of which, due to industry dating practices in 1995/1996, were not due as of March 31, 1996. The decrease in the Company's current liabilities from December 31, 1995 to March 31, 1996 is due to the payment, pursuant to normal trade terms, of liabilities related to the Company's fourth quarter 1995 product shipments.

     Cash used in investing activities in 1993, 1994 and 1995 was approximately $7.4 million, $17.2 million and $25.1 million, respectively, and consisted of capital expenditures for molds, tools and equipment for the production of new products, as well as capitalized product and package design expenditures. Included in the $25.1 million in 1995 was approximately $9.0 million in available cash used for the acquisition of Spectra Star and Quest.

     Cash provided by financing activities in 1993, 1994 and 1995 was approximately $11.9 million, $18.1 million and $8.0 million, respectively. In 1995, cash provided by financing activities consisted principally of net proceeds from the IPO of $44.1 million, offset by the repayment of notes to Mr. Perlmutter and Marvel, which totalled approximately $15.1 million, and by repayments of funds previously borrowed under the Credit Facility, as defined below, with the balance used for working capital and general corporate purposes.

     On March 2, 1995, the Company completed the IPO by issuing 2,750,000 shares of its Class A Common Stock at $18 per share. The net proceeds to the Company of $44.1 million, after deducting fees and expenses, were used to pay outstanding amounts due under subordinated notes which totalled approximately $15.1 million in principal and approximately $2.0 million in interest, with the balance used for working capital and general corporate purposes.

     In March 1995, the Company entered into a three year $30 million revolving line of credit with a syndicate of banks for which Chemical Bank serves as administrative agent (the 'Credit Facility'). Substantially all of the assets of the Company were pledged to secure borrowings under this Credit Facility. Borrowings under the Credit Facility bear interest at either Chemical Bank's alternate base rate or at the Eurodollar rate plus the applicable margin. The applicable margin is 3/4 of 1% to 1% to be determined based on the Company's financial performance. The Credit Facility requires the Company to pay a commitment fee of 3/8 of 1% per annum on the average daily unused portion of the Credit Facility. The Company had no outstanding indebtedness under the line of credit as of June 30, 1996.

     The Credit Facility contains various financial covenants, as well as restrictions, on new indebtedness, prepaying or amending subordinated debt, acquisitions and similar investments, the sale or transfer of assets, capital expenditures, limitations on restricted payments, dividends, issuing guarantees and creating liens. The Credit Facility also requires an annual reduction, of outstanding borrowings to zero for a period of 45 consecutive days, commencing during the first six months of each calendar year. In addition, the Credit Facility also requires that Marvel continue to control the Company and that the Marvel License remain in effect.

     Certain indebtedness of Marvel and of Marvel's direct and indirect parent companies impose restrictions that limit the ability of Marvel and its subsidiaries, including the Company, to incur debt, make restricted payments, enter into transactions with affiliates and sell or transfer assets.

     On September 11, 1995, the Company acquired certain assets and assumed certain liabilities of Spectra Star. The purchased assets are comprised of the kite and toy manufacturing, and design and marketing businesses of Spectra Star. The consideration for the acquisition included: (a) payment by the Company of an amount not to exceed the sum of $9.2 million to satisfy liabilities of Spectra Star; (b) the issuance by the Company of a maximum of 130,303 shares of Series A Preferred Stock (the 'Series A Preferred Stock') with a maximum redemption value of $4.3 million, with each share convertible at any time after March 10, 1996 into one fully paid and non-assessable share of Class A Common Stock; (c) a three-year earnout not to exceed $900,000 based upon the Company's sales of certain products acquired in the acquisition; and (d) $400,000 in cash. Of the 130,303 shares of Series A Preferred Stock issuable in connection with the Spectra Star acquisition, 112,121 shares were issued at the closing of the acquisition and 18,182 shares will be issued upon the acquisition of Spectra Star's manufacturing facility in San Luis, Mexico. See 'Use of Proceeds,' 'Business--General,' '--Properties' and 'Description of Capital Stock.'


     The acquisition was financed by the Company's cash on hand and the issuance of the Series A Preferred Stock. As of December 31, 1995, the Company used approximately $8.8 million of cash to satisfy Spectra Star's liabilities and recognized approximately $9.6 million in goodwill from the acquisition. On March 18, 1996, 53,030 shares of the Series A Preferred Stock were acquired by the Company for approximately $1.4 million upon exercise of a contractual put right. Holders of Series A Preferred Stock have the right, subject to certain conditions, to require, on one occasion, the Company to register under the Securities Act shares of Class A Common Stock issuable upon conversion of their Series A Preferred Stock. In addition, the holders of Series A Preferred Stock have certain rights to participate in registrations by the Company of its Class A Common Stock.

     The purchase price for Quest, including cash payments and assumption of liabilities, totaled approximately $400,000. The Company utilized available cash to finance the acquisition of Quest.


     In connection with the Company's investment in Marvel Studios, the Company will be required to purchase Preferred Equity Interests from time to time of up to $50 million in the aggregate to finance the operations of Marvel Studios. The net proceeds to the Company from the Offering are intended to be used to fund a portion of such amounts, with any remaining capital calls to be funded from available cash. Given the start-up nature of Marvel Studios, neither the amount to be spent by Marvel Studios in the foreseeable future nor the amount or timing of the capital contributions by the Company or Marvel to Marvel Studios has been determined. Neither the Company nor Marvel expects the capital calls for Marvel Studios to exceed the Company's available cash. The Company's Credit Agreement currently permits the Company to invest in Preferred Equity Interests an amount up to its net proceeds from the Offering plus certain other amounts permitted pursuant to investment criteria in the Credit Agreement, to the extent available. The Company believes it will be able to obtain consent to fund its full commitment to Marvel Studios as those contributions are required to be made, although there can be no assurance it will be able to do so. Pending capital calls, the Company will use the net proceeds from the Offering for working capital and general corporate purposes. See 'Use of Proceeds,' 'Business--Marvel Studios,' and '--Growth Strategy' and 'Certain Transactions--Marvel Studios.'

     The seasonal nature of the Company's business causes its working capital needs and, thus, the Company's need for borrowed funds to be highest during the months of October and November. The Company believes that the net proceeds of the Offering, pending investment in Marvel Studios, net cash provided by operating activities and available borrowings under the Credit Facility will be sufficient to meet the Company's peak working capital needs and capital expenditure requirements, including the Company's capital commitments to Marvel Studios, for the foreseeable future.

     The Company expects that capital expenditures during 1996, principally for molds, tools and equipment, will be approximately $17 million and that these expenditures will be funded by net cash provided by operating activities.

     As part of the Company's growth strategy, it evaluates potential acquisitions of other toy businesses or product lines which the Company believes will complement its existing business. As of the date of this Prospectus, the Company has no present understanding or agreement with respect to any acquisitions. In connection with any future acquisition opportunities, the Company may incur additional debt or issue additional equity or debt securities depending on market conditions and other factors. See 'Use of Proceeds' and 'Business--Growth Strategy.'

INFLATION

     The Company does not believe that the relatively moderate rates of inflation in the United States in recent years have had a significant effect on its operations.
                                        29

                                    BUSINESS

GENERAL

     The Company designs, markets and distributes a variety of toys in the United States and internationally under various licenses, including an exclusive, perpetual and royalty-free license, subject to certain limitations, from Marvel, the Company's largest stockholder. The Company also designs, markets and distributes its own line of proprietary toys. The Company believes that the experience and creativity of its senior management in the development and marketing of its toys afford it the ability to attract significant licenses of popular characters and trademarks as well as prominent inventors for the development of new licensed and proprietary toys. The Company had net sales, operating income and net income per share of approximately $196.4 million, $47.0 million and $1.05, respectively, in 1995, reflecting significant growth from the Company's 1991 net sales and operating income of approximately $45.1 million and $177,000, respectively.

     The Marvel License permits the Company to produce a broad range of toys based on Marvel's more than 3,500 characters. The Company believes that media events associated with Marvel Characters and other characters on which the Company bases its toys increase overall consumer awareness and popularity of these characters. The Company seeks to capitalize on the popularity generated by media exposure of certain Marvel Characters, such as Spider-Man(Registered) and X-Men(Registered), by emphasizing those characters in its toy lines. The Spider-Man(Registered) and X-Men(Registered) Marvel Characters are currently featured in weekly half-hour animated television programs which have consistently been among the highest rated Saturday morning children's programs since they began to be regularly broadcast in February 1995 and October 1992, respectively. The Spider-Man(Registered) program is also featured in major television markets around the world. The Fantastic Four(Trademark) and Iron Man(Registered) groups of Marvel Characters are featured on the Marvel Action Universe, weekly, syndicated animated television programming currently carried in over 90% of the television markets in the United States. Mr. Arad is the executive producer of each of these programs. Marvel Characters are also regularly depicted in Marvel comic books. See '--Marvel Studios.'

     In addition to the Marvel Characters, the Company sells toys using well-recognized consumer brand names and popular non-Marvel Characters, the latter including characters depicted in network, syndicated or cable television programs such as Hercules: The Legendary Journeys(Trademark), Xena: Warrior Princess(Trademark), Flipper(Trademark), Muppets Tonight(Trademark) and Muppet Babies(Trademark). The Company has also obtained licenses to produce certain products for a number of motion pictures, including widely-distributed, first-run feature films such as Flipper(Trademark), licensed by MCA/Universal, and Muppet Treasure Island(Trademark), licensed by Henson, for which the Company has produced mainly plush items. These motion pictures also include a made-for-television movie entitled Generation X(Trademark), which premiered in prime time on the Fox Network, for which the Company has manufactured and distributed mainly action figures. The Company has obtained licenses to produce certain products for other motion pictures released or planned for release by Disney and MCA/Universal.


     The Company's toys are also designed, marketed and distributed under well-known consumer brand names, including children's dolls and infant and toddler teaching toys under the Gerber(Registered) trademark, a range of tabletop pinball games licensed by Disney, electronic learning toys planned under the Apple(Registered) trademark, a line of children's toys with a camping and outdoor theme planned under the Coleman(Registered) trademark, and radio, remote-controlled and motorized vehicles, as well as action figures and interactive CD-ROM products planned under a licensing agreement with NASCAR and various well-known race car drivers. In addition to products designed and produced under licenses from others, the Company also designs, produces and distributes a line of proprietary children's toys, including Baby Tumbles Surprise(Trademark), Baby So Real(Trademark), Wild and Wacky Painter(Trademark) and Battle Builders(Trademark). Baby Tumbles Surprise(Trademark) was the leading promotional doll in the United States, as measured in unit sales, in 1995.

     To broaden and expand further its merchandise lines and license agreements, the Company acquired two toy-related businesses, Spectra Star and Quest, in the second half of 1995. Spectra Star produces kites and other products including yo-yo's, flying discs, nap mats and kite accessories marketed under the Spectra Star(Registered) brand name. Many of these products are sold under character licenses, including Disney's The
Hunchback of Notre Dame ((Copyright)Disney), Disney's Toy Story
((Copyright)Disney), Disney's 101 Dalmatians ((Copyright)Disney), Sky Dancers(Registered), Dragonflyz(Trademark) and Warner Bros.'
Batman(Registered) and Looney Tunes(Registered). With the acquisition of Spectra Star, the

Company believes that it has a substantial share of the United States kite market. Quest produces small model rockets under the Quest(Trademark) trademark and thereby further augments the Company's activity toy category.

MARVEL STUDIOS

     To enhance further the media exposure of the Marvel Characters, the Company and Marvel intend to form Marvel Studios. The objective of Marvel Studios is to facilitate the release of live action and animated motion pictures and television programming based on the Marvel Characters in order to create greater consumer interest in these characters and related merchandise, including toys. The Company believes that the advertising and promotion of feature films, as well as any films or television programming based on the Marvel Characters, will create consumer interest in the Marvel Characters and could create revenue opportunities for the Company by helping to generate sales from action figures, other children's toys and other products for which the Company holds the rights under the Marvel License. The Company believes that the popularity of the X-Men(Registered) and Spider-Man(Registered) animated Saturday morning shows have resulted in significant increases in U.S. net sales by the Company of X-Men(Registered) and Spider-Man(Registered) toys. Since the introduction of the X-Men(Registered) animated television program in 1992, the Company's U.S. net sales of X-Men(Registered) toys totaled approximately $169.6 million through March 31, 1996. The Company's Spider-Man(Registered) product line, introduced in conjunction with Spider-Man(Registered) animated television show in the fourth quarter of 1994, has generated U.S. net sales of $55.2 million from the fourth quarter of 1994 through the first quarter of 1996. Certain television projects in which Marvel is currently engaged, including the program featuring The Incredible Hulk(Trademark) and the programming to be developed by the Fox Children's Network ('FCN'), as discussed below, are expected to be assigned to Marvel Studios. See '--Growth Strategy.'

     The Company believes that Marvel Studios will facilitate the release of motion pictures and television programming based on Marvel Characters by giving Marvel Studios greater control over the development of such projects compared to the present practice of only licensing the use of Marvel Characters in a film or television project to an unrelated third party. There are typically four stages of development of a television program or feature film: (i) development, which generally includes script writing and marketing a property to a production studio; (ii) pre-production, which is the planning, budgeting, staffing and general preparation stage prior to filming; (iii) production or principal photography, which is the filming and daily operational activities associated with filming; and (iv) post-production, which includes, among other things, final editing, compositing and audio mixing of production, ultimately leading to the delivery of a completed project to an exhibitor or network. Marvel Studios is expected to facilitate the process by acting as the executive producer and developing a 'package' which includes phases (i) and possibly (ii), including the creation of a screenplay, development of the script, creation of a budget, and possibly engaging a director and casting one or more principal actors. Once 'packaged,' Marvel Studios intends to sell the package to major studios and networks for production and release.

     In certain instances, in order to develop a film or television project, Marvel Studios may also enter phase (iii) or (iv) above and may co-finance or solely finance a movie project, but will seek to offset its expenditures by preselling certain rights, such as international distribution, merchandising and/or home video rights. It is expected that Marvel Studios will not finance a movie project unless it believes the revenue opportunities for the Company and Marvel merit production and release. In addition, in certain circumstances Marvel Studios is likely to co-finance and may solely finance the production of television programming.

     The Company and Marvel expect Marvel Studios to utilize the experience that the Company and Marvel have developed over the years in licensing the Marvel Characters for television and film projects and capitalizing on related toy sales. Mr. Arad, an executive producer of the highly rated X-Men(Registered) and Spider-Man(Registered) Saturday morning television shows, is expected to be the creative head of Marvel Studios and an executive producer of all film and television projects of Marvel Studios. The rights to produce feature films based on certain of the Marvel Characters are currently licensed to third parties. Some of those rights are in dispute. There can be no assurance that Marvel will be able to reacquire or restructure these rights for development by Marvel Studios or otherwise enhance the likelihood that any such films or television programming will be produced.


     The Company intends to invest, from time to time, up to $50 million in the aggregate in Preferred Equity Interests of Marvel Studios. Marvel has advised the Company that it intends to invest, from time to time, up to $50 million in the aggregate in Common Equity Interests of Marvel Studios funded in part with the net proceeds from the sale of its shares of Class A Common Stock in the Offering.
Pending such use, Marvel will use its net proceeds from the Offering to repay debt and for working capital and general corporate purposes. The Preferred Equity Interests will represent 25% of the equity of Marvel
Studios with the Common Equity Interests held by Marvel representing 75% of the equity. The Preferred Equity Interests will participate in any distribution of income in proportion to its equity interest and will participate in any distribution in connection with a dissolution or liquidation and will have a preference on dissolution or liquidation equal to the amount of the Company's investment. The capital contributions of Marvel and the Company will be made in equal amounts. Although the Company is not required, and has no present intention, to invest greater than $50 million in Marvel Studios, the Company's Board of Directors may decide to do so in the future if investments in Marvel Studios in excess of that amount are deemed to be in the best interests of the Company. The governing body of Marvel Studios will be comprised of three Marvel designees and two designees of the Company. Action of the governing body of Marvel Studios will require the affirmative vote of three designees, except that the vote of at least one designee of the Company will be required whenever the sum of the net worth of Marvel
Studios plus the amount of the unfunded capital commitments of the Company and Marvel falls below $50 million. Marvel has advised the Company that, for seven years from the date of formation of Marvel
Studios, Marvel will grant to Marvel Studios the first opportunity to license Marvel Characters on a royalty-free basis for use in its film and television projects. If Marvel Studios determines not to take advantage of any such opportunities, Marvel may seek to develop such film and television projects on its own. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Certain Transactions--Marvel Studios.'

GROWTH STRATEGY

     The Company's net sales growth has been driven principally by growth in sales of the Company's action figure toys based on the Marvel Characters and, more recently, proprietary dolls and activity toys. The Company's growth strategy is to:

     o CONTINUE TO BUILD ON THE POPULARITY OF THE MARVEL CHARACTERS BY UTILIZING ADDITIONAL MARVEL CHARACTERS AND BY EXPANDING INTO NEW PRODUCT LINES IN ORDER TO CAPITALIZE ON PORTRAYALS OF THE MARVEL CHARACTERS ON TELEVISION AND IN MOVIES, COMIC BOOKS AND OTHER MEDIA. THE COMPANY BELIEVES THAT FEATURE FILMS AND TELEVISION PROGRAMMING DEVELOPED BY MARVEL STUDIOS WILL CREATE ADDITIONAL CONSUMER INTEREST IN THE MARVEL CHARACTERS AND COULD CREATE OPPORTUNITIES TO DESIGN AND MARKET TOYS BASED ON THE MARVEL CHARACTERS IN THESE PROJECTS.


     The Company believes that media events associated with the Marvel Characters increase overall consumer awareness and popularity of these characters. The Company intends to continue to develop its Marvel Character product base by introducing additional Marvel Characters and product lines to take advantage of publicity provided to the Marvel Characters by Marvel's comic books, animated television programs and other media events. The Company's planned investment in Marvel Studios is intended to promote this strategy.

     For example, the X-Men(Registered) and Spider-Man(Registered) lines of Marvel Characters are currently featured in weekly half-hour animated television programs carried on FCN. Since they began to be regularly broadcast in October 1992 and February 1995, respectively, the X-Men(Registered) and Spider-Man(Registered) television programs have consistently been among the highest rated Saturday morning children's programs. The Spider-Man(Registered) program is also featured in major television markets around the world. In anticipation of the premiere of the Spider-Man(Registered) animated television show, the Company introduced a line of Spider-Man(Registered) related products in October 1994. The Fantastic Four(Trademark) and Iron Man(Registered) groups of Marvel Characters are featured as half-hour segments on the Marvel Action Universe in over 90% of the television markets in the United States. Product lines based on the Fantastic Four(Trademark) and Iron Man(Registered) groups of Marvel Characters were released by the Company in late 1994 in conjunction with the premiere of the Marvel Action Universe. The Company believes that the success of these programs has been an important factor in supporting U.S. net sales of products utilizing the Marvel Characters. The Company believes that feature films and television programming developed by Marvel Studios will create additional consumer interest and opportunities to capitalize on portrayals of Marvel Characters in such projects. See 'Business-- Marvel Studios' and
'Certain Transactions--Marvel Studios.'

     Marvel is currently engaged in certain other television projects, including an animated series featuring The Incredible Hulk(Registered), which is expected to be broadcast on the United Paramount Network ('UPN') beginning in the fall of 1996. Marvel has advised the Company that it currently expects the net production costs of such series for the fall of 1996 to be approximately $4 million, and such costs would be partially offset by any sales of video cassettes or international distribution rights to the series. Additional television projects include programming to be developed by FCN, pursuant to its recently announced arrangement with Marvel. Under the terms of the arrangement, FCN, a leading children's programming service in the United States, will have the exclusive television and distribution rights, subject to certain limitations, to The Silver Surfer(Trademark), Daredevil(Trademark) and Captain
America(Registered) and certain other designated Marvel Characters.
Pursuant to the agreement, FCN has committed to fund the development of at least seven Marvel Characters over the next seven years of which the first two projects are expected to be The Silver Surfer(Trademark) and Captain America(Registered) with at least one of these projects to debut on FCN beginning in the fall of 1997 as a 13 episode series. FCN has also committed to produce a minimum of 52 episodes of programming based on a minimum of four Marvel Characters during the seven year term of the agreement. Marvel expects to reimburse FCN a portion of its production costs. The arrangements with FCN and UPN are expected to be assigned by Marvel to Marvel Studios.

     A number of additional entertainment projects featuring the Marvel Characters are in various stages of development. In July 1996, Marvel announced the formation of Marvel Online, a license and joint venture with America Online, Inc., which is intended to develop interactive on-line comics, CD-ROMs and merchandise related to the Marvel Characters. In June 1994, Marvel announced several new projects involving the use of the Marvel Characters. At that time, Marvel announced an agreement with Acclaim Entertainment, Inc. ('Acclaim') whereby Acclaim purchased rights from Marvel to develop interactive entertainment software based on several Marvel Characters. Marvel also has licensed to MCA/Universal Studios exclusive use of its characters for theme parks. MCA/Universal Studios is initially developing a theme park featuring, among others, the Marvel Characters at Universal Studios Florida. Additionally, Marvel entered into a joint venture with Robert Earl and Keith Barish, founders of the Planet Hollywood restaurant chain, to develop a chain of restaurants based on the Marvel Characters. However, there can be no assurance that any of these projects will be completed, or if so, in the form currently contemplated.

     o EXPAND ITS LICENSED PRODUCT LINES BY TARGETING AND OBTAINING LICENSES FROM THIRD PARTIES, WITH AN EMPHASIS ON WELL-RECOGNIZED CONSUMER BRAND NAMES, SUCH AS GERBER(REGISTERED), APPLE(REGISTERED), SONY
       WONDER(REGISTERED) AND NASCAR(REGISTERED), AND POPULAR CHARACTERS APPEARING IN FILM AND TELEVISION PROGRAMS, SUCH AS THE
       MUPPETS(TRADEMARK), FLIPPER(TRADEMARK), HERCULES: THE LEGENDARY JOURNEYS(TRADEMARK) AND DISNEY'S THE HUNCHBACK OF NOTRE DAME ((COPYRIGHT)DISNEY).

     The Company has used its success as a marketer of Marvel licensed products as a means of attracting other non-Marvel licenses, such as its licenses from Gerber, Apple, MCA/Universal, NASCAR, Sony Wonder, Disney and Henson (owner of the Muppets(Trademark)). The Company intends to seek new third party licenses to broaden its toy lines and to enter new product categories. By continuing to pursue a variety of third party licenses, the Company hopes to benefit its future business in two ways: by adding licensed products that allow the Company to develop products based on an established brand name, and by adding highly promotional licenses which can be exploited for potentially greater but more volatile sales.

     o DIVERSIFY ITS PROPRIETARY PRODUCT LINES THROUGH THE DEVELOPMENT OF PRODUCTS, SUCH AS BABY TUMBLES SURPRISE(TRADEMARK), BY THE COMPANY'S IN-HOUSE CREATIVE AND TECHNICAL STAFF AND THE ENGAGEMENT OF INDEPENDENT TOY INVENTORS.

     The Company's objective of diversifying into a broad range of product categories has historically focused on licensed items. The Company has typically introduced only a limited number of products, such as My Pal 2(Registered), Baby Loves to Talk(Registered), Pretty and Me(Trademark), Jumpsie(Registered), Baby Tumbles Surprise(Trademark) (the leading promotional doll in the United States, as measured in unit sales in 1995), Baby So Real(Trademark), Wild & Wacky Painter(Trademark) and Pooch, the Good Puppy(Trademark) which are proprietary to the Company and not based on third party character licenses. The Company believes that proprietary products can provide significant visibility to the Company among consumers, toy retailers and other toy industry professionals. The Company intends to continue to target the introduction of approximately three to five of these items each year.

     o BROADEN INTERNATIONAL DISTRIBUTION OF EXISTING AND FUTURE PRODUCT LINES THROUGH THE DEVELOPMENT OF STRATEGIC RELATIONSHIPS WITH INDEPENDENT DISTRIBUTORS IN KEY MARKETS.

     The Company's international sales have grown approximately 49% from approximately $14 million in 1994 to approximately $21 million in 1995. The Company believes that markets outside the United States continue to present significant opportunities, particularly in sales of its products based on the Marvel Characters, as animated television series based on the Marvel Characters are introduced in international television markets and as United States toy retailers expand abroad. Currently, the Spider-Man(Registered) animated television show is aired in major television markets around the world. The Iron Man(Registered) and Fantastic Four(Registered) animated television programs air in selected non-U.S. markets. Historically, the Company's international sales have been at lower gross margins than its U.S. sales. However, certain expenses are generally lower on international sales than on U.S. sales. For example, the Company does not generally incur any advertising or commission expense on its international sales. Therefore, the Company believes that these sales contribute to net income at a rate approximately the same as U.S. sales. The Company is currently seeking to expand its distribution in key international markets through independent distributors.

     o PURSUE POTENTIAL ACQUISITIONS OF OTHER TOY BUSINESSES OR PRODUCT LINES WHICH ARE CONSISTENT WITH THE COMPANY'S GROWTH STRATEGY, SUCH AS SPECTRA STAR OR QUEST.

     As part of the Company's growth strategy, it evaluates potential acquisitions of other toy businesses or product lines which the Company believes will complement its existing business, such as Spectra Star and Quest. As of the date of this Prospectus, the Company has no understanding or agreement with respect to any acquisitions. In connection with any future acquisition opportunities, the Company may incur debt or issue debt or additional equity securities depending on market conditions and other factors.

     There can be no assurance that the Company will successfully implement all or any part of its growth strategy.

INDUSTRY BACKGROUND

     According to the Toy Manufacturers of America, Inc. ('TMA'), an industry trade group, total U.S. shipments of toys, excluding video games, were approximately $13.4 billion in 1995. This represented an approximately 3% increase from 1994. Retail sales of non-video game toys also increased during this period. In 1995, sales by retailers of non-video toys rose to an estimated $17.4 billion, which represented an approximately 6.7% increase over retail sales in 1994.


     In recent years, leading toy retailers have gained significant market share. They generally feature a large selection of toys, some at discount prices, and maintain lean inventories to reduce their own inventory risk. Continued consolidation among discount-oriented retailers can be expected to require toy companies to keep prices low and to implement and maintain production and inventory control methods permitting them to respond quickly to changes in demand.

     According to the TMA, the United States is the world's largest toy market, followed by Japan and Western Europe. The Company believes that the international markets continue to represent a significant opportunity for expansion. Large American toy manufacturers (such as Hasbro, Mattel and Tyco) hold dominant market shares in many international countries, although their market shares are lower outside the United States. While the Company has historically realized lower gross margins on international sales of its toys, the selling, general and administrative expenses associated with those international sales are typically less than those expenses associated with U.S. sales.

PRODUCTS

     The Company has historically marketed a variety of toy products designed for children of different age groups. The Company's current product strategy seeks broad expansion and diversification of its product lines. See '--Licensing and Related Rights.' The Company's product categories consist of boys', girls', infant/preschool and activity. The chart below sets forth both U.S. net sales for each of these lines, as well as U.S. net sales for discontinued items and international sales:

                         NET SALES BY PRODUCT CATEGORY

                                                              THREE MONTHS
                                                                 ENDED
                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                 -------------------------   --------------
                                 1993      1994      1995     1995    1996
                                 -----    ------    ------   ------  ------
                                               (IN MILLIONS)
Boys'.........................   $63.7    $110.4    $105.5   $21.0   $12.7
Girls'........................    16.4      12.7      37.7     1.0     7.5
Infant/Preschool..............      --       7.3      13.5     2.0     1.3
Activity......................      .3       6.1      15.5     1.6     9.3
Discontinued Items............      .3       6.2       3.6     1.3      .4
                                 -----    ------    ------   ------  ------
  Total U.S. Net Sales........    80.7     142.7     175.8    26.9    31.2
International Sales...........     9.0      13.8      20.6     1.0     7.2
                                 -----    ------    ------   ------  ------
  Total Net Sales.............   $89.7    $156.5    $196.4   $27.9   $38.4

                                 -----    ------    ------   ------  ------
                                 -----    ------    ------   ------  ------

  Boys' Products

     Boys' products consist of Marvel Character as well as other licensed character action figures. The Marvel License includes more than 3,500 Marvel Characters, all of which are available to the Company for toy development. The Company expects that Marvel will continue to be an extensive source of popular characters for toy production. To date, the segment of the Marvel Universe that has been most successfully developed by the Company is the X-Men(Registered) group of Marvel Characters, consisting of over 300 characters. The Company believes that the popularity of the X-Men(Registered) is primarily a result of that group's long-standing success as a comic book title, as well as the success of FCN's animated X-Men(Registered) television show. The Company has taken advantage of the growth of the X-Men(Registered) group of characters by introducing new assortments of action figures, playsets and vehicles.

     The Spider-Man(Registered) product line capitalizes on the animated television series which is broadcast on FCN as a weekly Saturday morning television show. The toy line supporting Spider-Man(Registered) is broad, consisting of various assortments of action figures in different size ranges, along with vehicles and playsets. The Company also markets boys' toys based on characters portrayed in the Marvel-related Iron-Man(Registered) and Fantastic Four(Trademark) syndicated television programs. In 1995, the Company introduced a line of Ghost Rider(Trademark) action figures and accessories in reaction to expanding consumer preferences within the Marvel Universe of characters. In 1996 the Company introduced Generation X(Trademark) action figures and plans to introduce a line of The Incredible Hulk(Registered) and Venom(Registered) action figures in the second half of 1996.

     The Company's boys' business is also comprised of other non-Marvel Character genres supported by television advertising and broadcasts. In 1995, the Company began to produce a line of action figures and playsets based on characters portrayed in the Hercules: The Legendary Journeys(Trademark) and
Xena: Warrior Princess(Trademark) syndicated television programs. The Company intends to introduce a line of construction and vehicle playsets under the Battle Builders(Trademark) brand.

  Girls' Products

     Girls' products consist largely of proprietary items. The Company's girls business has continued to thrive with the introduction in 1995 of several dolls at price points designed to attract a variety of potential consumers. Baby Tumbles Surprise(Trademark), which has been newly expanded into a line of related products, was the leading promotional doll in the United States, as measured in unit sales in 1995. The Company has marketed Baby So Real(Trademark) and Pooch, the Good Puppy(Trademark), both of which received advertising support and considerable consumer demand.

     Because of the Company's marketing success in the doll category, the Company has continued to attract new doll concepts from third-party inventors. Both Baby Tumbles Surprise(Trademark) and Baby So Real(Trademark), Bendy

Wendy(Trademark) and Take Care of Me Twins(Trademark) are products of such third-party inventors.

  Infant/Preschool Products

     Based on the name recognition and the goodwill associated with the Gerber(Registered) name, in the fall of 1994, the Company began to produce a line of dolls, as well as infant and toddler learning toys with the Gerber(Registered) trademark and/or the famous trademark Gerber(Registered) baby face icon. The preschool line consists of dolls with the famous trademarked baby face, which are manufactured with different features in a variety of sizes to attain a variety of price points, and electronic and non-electronic learning toys which are designed to help an infant's cognitive development. The preschool category is competitive at the retail level, and the Company began in 1995 to ship sufficient quantities of Gerber(Registered) product to begin to achieve considerable shelf space.
The Company plans to continue to expand the line with new and a rotating series of dolls and learning toys each year.

  Activity Products

     The Company augmented its activity toy business with the acquisition of the kite, outdoor and flying toy businesses of Spectra Star. The Spectra Star(Registered) brand name accounts for a substantial share of the United States kite business, and depends on license-driven products. The Company's kite licenses relate to a variety of motion picture and television programs from such licensors as Disney, MCA/Universal and Warner Bros. Under the Marvel License, the Company also manufactures kite products drawing upon popular Marvel Character groups. The Company also introduced in 1995 in its activity toy category a line of CD-ROM comic books for each of the X-Men(Registered), Spider-Man(Registered), Iron Man(Registered) and Fantastic Four(Trademark) Marvel Characters. The Company's activity toy products also include the Quest(Trademark) model rocketry toys associated with the business acquired from Quest. The Company also introduced in 1995 a proprietary activity toy, the Wild & Wacky Painter(Trademark), which met with a favorable retail reaction in 1995. The Company plans to introduce a line of pinball games related to various Disney movies, as well as a line of multi-activity game tables.

LICENSING AND RELATED RIGHTS

     In carrying out its business strategy, the Company continuously monitors the introduction of licensable properties and intends to pursue new licenses where it believes such licenses fit with the Company's core product lines or where they may add to the Company's core product mix.

     In 1995, the Company produced a majority of its products under licenses which it has obtained from third parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as character licenses, such as the Marvel License, permit the Company to manufacture and market toys based on characters owned by others which have or develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Other licenses, referred to as trademark or brand name licenses, permit the Company to produce toys bearing the recognized consumer trademark or brand name owned by the licensor. In return for these rights (other than those under the Marvel License), the Company pays royalties to its licensors.

     A determination to acquire a character license must frequently be made before the commercial introduction of the property in which a licensed character appears, and such license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of a character licensing program is dependent upon the ability of the Company to accurately assess the future success and popularity of the character properties which it is evaluating, to bid for such properties on a selective basis in accordance with such evaluation and to capitalize on the properties for which it has obtained licenses in an expeditious manner. The success of the trademark licensing program depends in part on whether the strength of the licensed trademarks will produce marketing value for the toy products. There can be no assurance that product produced under the licenses acquired by the Company will obtain significant market acceptance.

     Royalties paid by the Company to licensors and inventors typically range from 4% to 14% of net sales, with certain products, such as electronic products, generally having higher royalty rates. In certain cases the Company may pay both character and inventor royalties for the same item. Most licenses extend for one to four years and are renewable at the option of the Company subject to the satisfaction of minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. As of December 31, 1995, the Company was obligated to make an aggregate of approximately $1.5 million in payments of guaranteed royalties under these licenses in 1996 and approximately an additional $5.4 million thereafter. In addition, certain license agreements require the Company to fulfill minimum royalty obligations in order to maintain or renew the license agreements. The Company's license agreements with Gerber and Coleman require the Company to expend certain amounts on promotion of licensed products. The Company's royalty expense in 1995 was approximately $10.3 million. In the future, royalty rates and minimum guaranteed payments may increase or decrease depending upon various competitive forces in the toy industry. The Marvel License is royalty-free. The Company's license agreements also generally include quality control and cross indemnity provisions and in some instances terminate at the option of the licensor upon a change in control of the Company.

  Marvel License Agreement

     In connection with the formation of the Company, Marvel granted the Company the Marvel License, an exclusive, perpetual and royalty-free license to manufacture and distribute a broad range of toys based upon the Marvel Characters and properties in which it owns copyrights, trademarks or tradenames. The Marvel License covers all characters (including the associated copyrights and trademarks) owned by Marvel and disseminated under the Marvel Comics(Registered) trademark. The Marvel License currently covers more than 3,500 different Marvel Characters, including: Marvel Super Heroes(Trademark),

X-Men(Registered) and X-Force(Trademark) (including Wolverine(Registered), Nightcrawler(Trademark), Colossus(Trademark), Storm(Trademark),
Cyclops(Trademark), Bishop(Registered) and Gambit(Trademark)); Spider-Man(Registered); Captain America(Registered); Fantastic Four(Trademark) (including Mr. Fantastic(Trademark), The Human Torch(Trademark), Invisible Woman(Trademark) and The Thing(Trademark)); The Incredible Hulk(Registered); Thor(Trademark); The Silver Surfer(Trademark); Daredevil(Trademark); Iron Man(Registered); The Punisher(Registered); Dr. Strange(Trademark); Ghost Rider(Trademark); Cable(Trademark) and the other Marvel Characters. The Marvel License authorizes the Company to produce various specified categories of toys and toy-related products, including action figures and accessories, dolls, dress-up play items and play sets, costumes (other than Halloween costumes), pre-school products, board and other games, puzzles, model kits, outdoor toys and Hero Caps(Registered) (a game similar to pogs). Among the products not included in the Marvel License are video games. The Marvel License extends in perpetuity unless terminated as described below and does not require the payment of royalties.

     The Marvel License restricts Marvel, subject to the Company's prior consent, from manufacturing, using, distributing or advertising the licensed products and from granting other licenses to use the Marvel Characters in connection with the licensed products.

     The Marvel License provides that the licensed products produced by the Company shall be suitable in style, appearance and quality as determined by Marvel. The Marvel License further provides that the Company submit for approval rough designs, concepts, pre-production sketches and models of licensed products. The Marvel License also contains customary cross-indemnification provisions.

     If the Company fails to substantially attain its annual performance goals for sales of any category of licensed products, Marvel has the right to require the Company to enter into one or more sublicenses with respect to that category of licensed products on terms and conditions that Marvel reasonably determines.

     Under separately negotiated sublicense agreements, the Company has granted to various third parties sublicenses to sell and distribute certain toys based upon the Marvel Characters. Typically, these sublicenses are for specified articles, such as children's costumes, board games or plush items, and are based upon a limited group of Marvel Characters. The Company typically grants a sublicensee the right to sell and distribute its defined set of licensed articles in a particular territory, which is often a single country, for a limited time period, which is typically one to two years, in return for royalty payments. Most of the Company's sublicense agreements contain minimum royalty guarantees due over the term of the sublicense agreements. These sublicense agreements also typically contain quality control and cross indemnification provisions. Revenue derived from the Company's sublicense arrangements was approximately $800,000 in 1994 and approximately $3.3 million in 1995.

  Other License Arrangements with Marvel

     Marvel has licensed the Company to use the Marvel Characters in the production of bicycle safety helmets. The license agreement provides that Marvel is entitled to receive royalty payments based on the Company's net sales of bicycle helmets and provides for a guaranteed minimum royalty. The Company is not currently producing bicycle safety helmets.

     The Company expects that Marvel will continue to consider various opportunities involving the commercial exploitation of the Marvel Characters. Under the Marvel License, if such opportunities relate to the manufacture and distribution of any of the categories of toys and toy related products covered by the Marvel License, those opportunities can be pursued commercially only by the Company. On the other hand, if such opportunities relate to the manufacture and distribution of other types of products, Marvel is free to pursue such opportunities directly or with others. However, while
Marvel is under no obligation to do so, Marvel may offer any of these business opportunities to the Company. The terms of any arrangement with regard to these business opportunities would be subject to negotiation between the Company and Marvel. There can be no assurance that Marvel will offer any business opportunities not covered by the Marvel License to the Company or that such opportunities will be offered on terms acceptable to the Company.

     The Marvel License extends only to the specified categories of toys and toy related products covered thereby, and Marvel is free to pursue directly or with others business opportunities involving the commercial exploitation of the Marvel Characters in connection with the manufacture and distribution of other types of products. See 'Certain Transactions.'

  Master License Agreement

     Mr. Arad and the Company are parties to a license agreement which amended the licenses between Mr. Arad and the Predecessor Company outstanding at the time of the Company's formation and which governs the licensing of new material to the Company by Mr. Arad thereafter. The license agreement provides that Mr. Arad is entitled to receive royalty payments on net sales of Marvel Character-based toys and on net sales of non-Marvel based toys of which Mr. Arad is the inventor of record. In no event, however, may the total royalties payable to Mr. Arad during any calendar year exceed $7.5 million. See 'Certain Transactions.'

  Gerber License Agreement

     The Gerber License grants the Company an exclusive license to use the Gerber(Registered) trademark in connection with the manufacture and distribution of dolls and infant and toddler learning toys. The Gerber License extends until December 31, 1997. The Gerber License provides for a royalty on net sales of the licensed products, contains certain minimum sales guarantees and customary quality control and indemnification provisions. The Gerber License is terminable immediately by Gerber if Avi Arad & Associates ceases to be involved in the product development and marketing of the licensed products or upon a change of ownership, control or management of the Company without Gerber's prior approval. Although the Company does not believe that the Offering should be deemed to be a change in ownership of the Company within the meaning of the Gerber License, and Gerber has not informed the Company that it intends to terminate the Gerber License, there can be no assurance that Gerber would not claim that its license with the Company was immediately terminable as a result of the Offering. Termination of the Gerber License could have a material adverse effect on the Company.

  Other License Agreements

     The Company is a party to a license agreement with Coleman, an affiliate of the Company (the 'Coleman License'), which grants the Company a license to utilize the Coleman(Registered) trademark in connection with the manufacture, distribution and sale of certain children's toys in the United States and Canada. The Coleman License expires December 31, 1997, subject to a three-year extension upon certain conditions. The Coleman License provides that the Company will pay Coleman a royalty on net sales of the Coleman licensed products and guarantees to Coleman certain minimum annual royalties. The Coleman License provides that the Company shall not act as a licensee of directly competitive goods on behalf of a third-party licensor. However, nothing in the Coleman License restricts the Company's right to buy, manufacture, import, sell or deal in merchandise other than Coleman licensed products. The Coleman License contains customary cross indemnification provisions. Coleman is an affiliate of Marvel.

     The Company is also a party to various license agreements with Disney which grant the Company licenses to utilize certain of Disney's copyrights and trademarks in connection with the manufacture, distribution and sale of certain children's toys, mainly in the United States. Licensed products include pinball games, kites, kite accessories, yo-yos, flying disks and tops. The licenses with Disney, most of which extend through early 1998, allow the use of various characters portrayed in Disney's The Hunchback of Notre Dame ((Copyright)Disney), Disney's Toy Story ((Copyright)Disney) and Disney's 101 Dalmatians ((Copyright)Disney) motion pictures and other well-known Disney characters such as Mickey Mouse ((Copyright)Disney), Minnie Mouse ((Copyright)Disney) and Donald Duck ((Copyright)Disney). The Disney license agreements obligate the Company to pay to Disney royalties on net sales of the Disney licensed products and guarantee to Disney certain minimum payments.

     The Company has obtained other licenses for the use of well-known trademarks on kites and related Spectra Star(Registered) products. A license agreement with Abrams Gentile Entertainment, Inc. ('AGE') grants the Company an exclusive license, subject to certain limitations, to use the name, designs and likenesses of Sky Dancers(Registered) and Dragonflyz(Trademark) in connection with the manufacture, sale and distribution of kites, kite accessories and other toys in the United States, Canada and Mexico. The license agreement, which expires in December 1997, obligates the Company to pay AGE a royalty on net sales of the licensed products.

     Under a master merchandising license agreement with MCA/Universal the Company has obtained an exclusive license, subject to certain limitations, to use Hercules: The Legendary Journeys(Trademark) and Xena: Warrior

Princess(Trademark) in connection with the manufacture and distribution of a variety of toys. The license agreement also grants the Company the option to acquire the toy licensing rights to theatrical motion pictures based upon

Hercules: The Legendary Journeys(Trademark) and Xena: Warrior Princess(Trademark). This license is worldwide except for Japan and certain other markets. The license agreement also grants the Company an exclusive license, subject to certain limitations, to manufacture and distribute a variety of toys based on the television and motion picture productions of Flipper(Trademark). The license for Flipper(Trademark) products covers the United States and certain other countries, including Canada, the United Kingdom and France. The MCA/Universal license agreement, which expires in December 1998, obligates the Company to pay MCA/Universal a royalty on wholesale sales of the licensed products and guarantees to MCA/Universal certain minimum payments.

     In 1995, the Company entered into a license agreement with Henson, pursuant to which the Company has begun to produce various plush items related to the Henson Muppet Treasure Island(Trademark) motion picture. Under this license, the Company has rights to manufacture various toy products based upon the new Henson network television program Muppets Tonight(Trademark) and the existing Henson Muppet Babies(Trademark) animated cable television program. The Henson license agreement, which expires in December 1997, obligates the Company to pay to Henson a royalty on net sales of the Henson licensed products and guarantees to Henson certain minimum payments.

     The Company is a party to license agreements with other licensors granting rights to use characters or recognized consumer trademarks or brand names in the manufacture, distribution and sale of other children's toys. Such licensors include Apple, NASCAR, Saban, Sony Wonder and Revlon Consumer Products Corporation.

     The Company's license agreement with Apple grants the Company a license to use the Apple(Registered) name and logo in the United States, Canada and Mexico in connection with the manufacture, distribution and sale of certain electronic learning aids and games for preschool children.

     The Company's license agreement with NASCAR grants the Company a license to use the NASCAR(Registered) name and trademark in the United States and Canada in connection with the manufacture, sale and distribution of certain toys including motorized plastic vehicles and ride-on vehicles.

     The Company's license agreement with Saban Merchandising, Inc., and Saban International N.V. grants the Company the right to use the title, logo and characters from the television series 'Space Strikers' in connection with the manufacture, distribution and sale of certain toys, including dolls, action figures and kites.

     The Company's license agreement with Sony Wonder, a division of Sony Music Entertainment, Inc., grants the Company the right to use the characters and marks from animated, public domain audiovisual productions such as 'The Jungle King,' 'Pocahontas' and 'Noah's Ark' in connection with the manufacture, distribution and sale in the United States and Canada of CD-ROMs.

     The Company's license agreement with Revlon Consumer Products Corporation, an affiliate of the Company, grants the Company the right to use the Revlon(Registered) trademark on girls' dolls and play sets.

INTELLECTUAL PROPERTY RIGHTS


     The Company believes that intellectual property rights, including trademarks, patented devices and designs and copyrighted material, owned or licensed by it represent valuable assets in the operation of its business. The Company generally seeks trademark, patent and copyright protection in the United States and certain other countries for intellectual property rights used in its business to the extent that such protection is available and meaningful. The Company believes that all material intellectual property rights necessary for the operation of its business are adequately protected and available to it. However, the Company believes that the loss of the rights to the X-Men(Registered) or Spider-Man(Registered) trademarks or copyrights or of intellectual property rights for a significant number of its more popular products could have a material adverse effect on the Company. See '--Licensing and Related Rights.'

DESIGN AND DEVELOPMENT

     The Company's new toy products generally begin with the origination of a toy concept by Mr. Arad or another member of the Company's 22-person product development staff or through submissions by third parties. With the assistance of outside artists, sculptors and engineers, the Company's product development staff creates sketches and three-dimensional models of each proposed toy. If made under license, the Company also solicits any required approvals from the licensor for the product and the packaging. If the proposed product is a mechanical toy, the development team then prepares a working prototype and, in many cases, a demonstration film showing the toy in operation. The time from concept to production of a new toy can range from six to eighteen months, depending on product complexity.

     The reactions of the Company's principal retail customers to the new toy are generally solicited on an informal basis throughout the development process, and on a more formal basis once the prototype or demonstration film has been prepared. The Company also uses consumer focus groups to gauge market place acceptance. Before investing in production of a proposed new toy, the Company solicits pre-production commitments from retailers through its sales staff and independent manufacturer's representatives and also gauges the interest of retailers expressed at U.S. and international toy trade shows. If the Company obtains sufficient indications of interest, including possibly pre-production purchase orders from retailers, the Company arranges for tools and molds to be made by manufacturers in the Far East so that production can begin.

MANUFACTURING

     The Company relies on independent parties in China to manufacture a substantial portion of its products. The remainder of its products are manufactured in the United States or Mexico. Decisions related to the Company's choice of manufacturer are based on price, quality of merchandise, reliability, and the ability of a manufacturer to meet the Company's timing requirements for delivery. The Company is not a party to long-term contractual or other arrangements with any manufacturer. The Company participates in electronic data interchange programs maintained by certain of its largest customers, which allows the Company to monitor actual store inventories and thereby to schedule its production to meet anticipated re-orders. There can be no assurance, however, that anticipated re-orders will, in fact, materialize.

     The principal raw materials used in the production and sale of the Company's products are plastics and paper products. Raw materials are generally purchased by the manufacturers who deliver completed products to the Company. The Company believes that an adequate supply of raw materials used in the manufacture of its products is readily available from existing and alternative sources and at reasonable prices. However, there can be no assurance that, in the event of a disruption in the Company's supply of raw materials, the Company could obtain these resources in a timely manner or at all.

     According to the TMA, approximately 75% of the toys sold in the United States are manufactured, either in whole or in part, overseas. Of that amount a majority are produced in China. In 1995, a substantial portion of the Company's products were manufactured in China. As a matter of policy, the Company uses several different manufacturers. The Company has concentrated its production with a limited number of major Chinese manufacturers. As a result of this concentration, the Company believes that each of these manufacturers derives a significant portion of its business from the Company. This concentration reflects the Company's strategy of selecting manufacturers at which the Company's product volume qualifies the Company as a significant customer. While the Company is not dependent on any single manufacturer in China to supply it with products, the Company would be affected by political or economic disruptions affecting businesses in China generally. The Company believes that alternate sources of manufacturing are available outside China, although there can be no assurance that these alternate sources will prove to be adequate or available on acceptable terms.

     In June 1996, the United States extended China's 'Most Favored Nation' status for one year. Most Favored Nation status allows products imported into the United States from China to be accorded normal import duties. The loss of Most Favored Nation status by China would result in a substantial increase in import duty for the Company's products produced there and imported into the United States, which could materially affect the Company's business.

     In addition, China may be subject to retaliatory trade restrictions imposed by the United States under various provisions of the Trade Act of 1974, as amended, including 'Super 301,' which regulates unfair trade practices, and 'Special 301,' which regulates protection of intellectual property. Super 301 authority permits the USTR to impose a variety of trade sanctions against a foreign nation which the USTR determines is engaging in unfair trade practices. Special 301 authority permits the USTR to impose a variety of trade sanctions against a foreign nation which the USTR determines is tolerating violations of intellectual property rights.

     In May 1996, after determining that China was not enforcing crucial portions of its February 1995 intellectual property rights agreement with the United States, the USTR announced that sanctions would go into effect on June 17, 1996, unless China began satisfactory compliance. The sanctions, which were to raise duties on various products imported from China to 100%, were averted when on June 17, 1996, the United States and

China reached an agreement on stricter enforcement of the 1995 agreement. Although toys such as those which the Company produces in China were not subject to the increased duties threatened in May-June 1996, there can be no assurance that they will be exempt from or unaffected by duties in future sanctions. Future import quotas, increased tariffs on goods imported from China, or other retaliatory measures could result in significant supply disruptions or higher merchandise costs to the Company. Other toy companies which obtain products from China would also be affected by such a change. The ultimate impact on the Company from such a change in trade status would depend on several factors, including the Company's ability to procure alternative manufacturing sources outside of China and its ability to pass resultant cost increases to its customers as product price increases.

     The Company maintains a Hong Kong office from which it regularly monitors the progress and performance of its manufacturers and subcontractors. The Company also uses Acts Testing Labs (H.K.) Ltd., a leading independent quality-inspection firm, to maintain close contact with its manufacturers and subcontractors in China and to monitor actively quality control on behalf of the Company. The Company uses an affiliate of Acts Testing Labs (H.K.) Ltd. to provide testing services for the limited amount of product currently produced in the United States.

     Transactions in which the Company purchases goods from manufacturers are mostly effected in Hong Kong dollars, and, accordingly, fluctuations in Hong Kong monetary rates may have an impact on cost of goods. However, in recent years, the value of the Hong Kong dollar has been tied to the value of the United States dollar, eliminating fluctuations between the two currencies. There can be no assurance that the Hong Kong dollar will continue to be tied to the United States dollar. Furthermore, appreciation of Chinese currency values relative to the Hong Kong dollar could increase the cost to the Company of products manufactured in China and thereby have a negative impact on the Company.

     The Company's Spectra Star(Registered) products are manufactured mainly in Mexico. Pursuant to an agreement with the former owner of Spectra Star's business, the Company reimburses all of the operating costs incurred in the manufacture of Spectra Star(Registered) products at the former owner's Mexican facility. The Company is required to purchase that facility. See '--Properties.' While it expects to maintain a consistent level of manufacturing in Mexico, due to capacity constraints of the Mexican facility, the Company does not currently view manufacturing at that facility as an alternative to manufacturing in China. See '--Properties.'

CUSTOMERS, MARKETING AND DISTRIBUTION

     The Company markets and distributes its products throughout the world, with sales to customers in the United States accounting for approximately 90% of the Company's net sales in 1995.

     The following table sets forth information concerning the Company's net sales in the United States and internationally:


                                   NET SALES

                                                                                   THREE MONTHS
                                              YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                              -----------------------    ---------------------------------
                                              1993     1994     1995          1995              1996
                                              -----   ------   ------    ---------------   ---------------
                                                                     (IN MILLIONS)
U.S. Net Sales.............................   $80.7   $142.7   $175.8         $26.9             $31.2
International Sales........................     9.0     13.8     20.6           1.0               7.2
                                              -----   ------   ------        ------            ------
Total......................................   $89.7   $156.5   $196.4         $27.9             $38.4
                                              -----   ------   ------        ------            ------
                                              -----   ------   ------        ------            ------

  U.S. Sales

     Outlets for the Company's products in the United States include specialty toy retailers, mass merchandisers, mail order companies and variety stores, as well as independent distributors who purchase products directly from the Company and ship them to retail outlets. The Company's five largest customers are Toys 'R' Us, Inc. Wal-Mart Stores, Inc., Kmart Corporation, Target Stores, Inc., a division of Dayton-Hudson Corp. and Kay-Bee Toys, a division of Consolidated Stores, which customers accounted in the aggregate for approximately 84% and 72% of the Company's U.S. gross sales in 1995 and the three months ended March 31, 1996.

     The Company maintains a 19-person sales and marketing staff and retains various independent manufacturers' sales representative organization in the United States. The Company's senior management utilize sales representatives, as well as in-house sales and marketing personnel, to facilitate its general sales strategy.

Sales representatives utilized by the Company are paid by commissions and bonuses, which aggregated approximately .7% of U.S. net sales in 1995. The Company also directly introduces and markets to customers new products and extensions to previously marketed product lines by participating in the major trade shows in New York City, Hong Kong and Europe and through a showroom maintained by the Company in New York City.

     The Company does not sell its products on consignment and, in lieu of accepting returns of merchandise from retailers who are unable to resell the quantity of products which they have purchased from the Company, the Company occasionally offers credits and other concessions to assist those retailers.

     The Company utilizes an independent public warehouse in the Seattle, Washington area, for storage of its products. The Company believes that adequate alternative storage facilities are available. Disruptions in shipments from China or from this facility could have a material adverse effect on the Company.

  International Sales

     The Company believes international markets represent a significant opportunity for future expansion. The Company's products are sold outside the United States through independent distributors by its Hong Kong subsidiary. The Company's international product line generally includes products currently or previously offered in the United States, packaged to meet local regulatory and marketing requirements. In 1995 and the three months ended March 31, 1996, the Company's international sales accounted for approximately 10% and 19%, respectively, of the Company's net sales. Sales in non-U.S. countries are made directly by the Company's Hong Kong subsidiary to independent distributors, some of which are licensees that have acquired international distribution rights in respect of categories of products which the Company has the right to distribute in the U.S. International distributors ordinarily retain their own sales representatives. The Company currently retains approximately ten international distributors to market its products internationally. The Company retains an independent firm in Hong Kong to oversee the shipment of the Company's international sales. For further information with respect to net sales, operating income and assets associated with the Company's Hong Kong subsidiary, see note 2 of notes to the financial statements.

     The non-U.S. countries in which the Company markets products principally include the United Kingdom, Italy, France, Australia, Japan, Germany, Brazil and Canada. Sales by the Company to international customers are ordinarily effected in United States dollars and are secured by letters of credit. Accordingly, the Company's revenues are not ordinarily affected by fluctuations in monetary rates overseas. The United States dollar value in relation to other currencies, however, may have a positive or negative impact on sales in foreign countries, depending on the relationship of the respective currencies. Each international distributor purchases and maintains its own inventory of the Company's products.

  F.O.B. Program

     The Company has hired three individuals with the intent of developing an F.O.B. line which will supplement the Company's other products. Many major toy companies develop a product line to be offered to their customers on a free-on-board ('F.O.B.') basis. Sales made on an F.O.B. basis are usually delivered dockside at the product's point of origin, with the purchaser assuming the costs of transportation, duties and warehousing at the ultimate destination. Products sold on an F.O.B. basis are typically complementary to a company's domestic product lines but are not in direct competition with them. For example, if a company were to sell a fashion doll through its regular product line, it might choose to offer accessories for these dolls on an F.O.B. basis. The nature of these items, and the fact that they are offered on an F.O.B. basis, is intended to allow toy companies to sell these products with lower tooling and development costs, direct advertising and inventory and receivables risk than their standard lines. As a result, toy companies seek to sell F.O.B. products at lower prices, resulting in improved margins for their customers. The Company estimates that it will incur incremental costs in 1996 in conjunction with the implementation of the F.O.B. line. No sales on an F.O.B. basis are anticipated in 1996.


ADVERTISING

     Although a portion of the Company's advertising budget is expended for newspaper advertising, magazine advertising, catalogs and other promotional materials, the Company allocates a majority of its advertising budget to television promotion. The Company advertises on national television and purchases advertising spots on a local basis in order to coordinate its promotional efforts with those of its retailers. The Company believes that television programs underlying various Company product lines increase exposure and awareness without increased advertising expenditures by the Company. In addition, the Company has also found that the exposure of its toy characters on television such as Spider-Man(Registered), X-Men(Registered), Fantastic Four(Trademark) and Iron Man(Registered) can significantly increase sales of the Company's products.
The Company believes that feature films and television programming developed by Marvel Studios may create additional consumer interest in Marvel Characters and could generate revenue from sales of toys based on Marvel Characters in these projects. The Company's position as a licensee, in many cases, permits it to gain favorable media exposure from advertising and other media events commissioned by its licensors. The Company engages Tangible Media, Inc. ('Tangible Media'), an affiliate of Mr. Perlmutter, to purchase all advertising for the Company. The Company believes that its transactions with Tangible Media are on terms which are no less favorable to the Company than those that it could obtain from independent third parties, and the Company may engage other companies to perform similar services at any time. See 'Certain Transactions-- Tangible Media Advertising Consultant' and '--Government Regulations; Insurance.' The Company retains the services of a media consulting agency for advice on matters of advertising creativity.

COMPETITION

     The toy industry is highly competitive and the Company competes with many larger toy companies in the design and development of new toys, the procurement of licenses and for adequate retail shelf space for its products. The larger toy companies include Hasbro, Inc., Mattel Inc., Tyco Toys, Inc., Playmates, Inc. and Bandai, Co., Ltd., and the Company considers Just Toys, Inc., Lewis Galoob Toys, Inc., Happiness Express Inc., Irwin Toy Limited, Empire of Carolina, Inc. and Ohio Art Co. to be among its competitors as well. The Company believes that the Marvel License, other strong character and product licenses, the industry reputation and ability of its senior management, the quality of its products and its overhead and operational controls will enable the Company to compete successfully. However, there can be no assurance that the Company will compete effectively against its competitors.

GOVERNMENT REGULATIONS; INSURANCE

     The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Those laws empower the Consumer Product Safety Commission (the 'Consumer Commission') to protect children from hazardous toys and other articles. The Consumer Commission has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to repurchase such toys under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. The Company maintains a quality control program (including the inspection of goods at factories and the retention of an independent quality-inspection firm) to ensure compliance with applicable laws. The Company's business exposes it to potential product liability risks which are inherent in the design, marketing and sale of children's products. With respect to the manufacture of model rockets by the Company's Quest division, the Company is subject to regulations, including the rules enforced by the Bureau of Alcohol, Tobacco and Firearms and state and local fire ordinances. The Company currently maintains product liability insurance and an umbrella liability policy. In the event of a successful claim against the Company, a lack of sufficient insurance coverage could have a material adverse effect on the Company's business and operations. Moreover, though the Company maintains what it considers to be adequate insurance, any successful claim could materially and adversely affect the reputation and prospects of the Company.

EMPLOYEES

     As of June 28, 1996, the Company had 126 employees, of whom 61 were based at the Company's New York office, 37 were based at the Company's Arizona facilities and 28 were based at the Company's Hong Kong office. In total, 70 employees are involved in the manufacturing or creative process, while the balance of employees are involved in sales, marketing, finance or administrative functions. The employees based in Hong Kong are principally engaged in engineering, administrative, packaging and quality control activities.

PROPERTIES

     The Company's principal executive offices and showroom are located in New York City where the Company occupies approximately 17,000 square feet of office space pursuant to a lease that expires in April 1997. Under a lease that expires in 2004, the Company also maintains a showroom at the Toy Center Building in

New York City, where the Company leases approximately 5,200 square feet of display and office space. The Company also leases approximately 80,000 square feet of warehouse space in Yuma, Arizona. In connection with the Company's acquisition of Spectra Star, the Company is required to purchase from a subsidiary of Spectra Star the 70,000 square foot manufacturing facility in San Luis, Mexico that the Company currently utilizes to manufacture Spectra Star(Registered) products. The purchase price of that facility will be 18,182 shares of Series A Preferred Stock. The Company leases approximately 2,500 square feet of manufacturing facilities in Yuma, Arizona, which are utilized to manufacture the Company's Quest(Trademark) products. The Company believes that additional office and warehouse space is readily available and that such new space, together with the Company's existing facilities, will be adequate and suitable for the operation of its business for the foreseeable future. See 'Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources,' 'Description of Capital Stock' and 'Certain Transactions.'


LEGAL PROCEEDINGS

     On February 14, 1994, Robert A. McDarren and Barry Y. Piels (the 'Plaintiffs') filed a complaint in the United States District Court for the Southern District of New York against the Company, the Predecessor Company, Marvel and Mr. Perlmutter. The complaint as amended alleges that the Predecessor Company violated a settlement agreement under which the Predecessor Company agreed, among other things, to use its best efforts to help the Plaintiffs obtain certain product molds and product licenses from Marvel. Marvel was subsequently dismissed from the action. Mr. Perlmutter agreed, pursuant to the formation and contribution agreement (the 'Formation Agreement'), dated March 19, 1993, relating to the Company's formation, to indemnify the Company against any liability, including reasonable legal fees and disbursements of defending litigation, arising out of preclosing liabilities of the Predecessor Company, including this litigation. On April 7, 1995, the court denied the Company's motion, and the Plaintiffs' cross-motion, for summary judgment. Accordingly, the case stands ready for trial, although no trial date has yet been set by the Court. The Plaintiffs seek up to $100,000,000 in compensatory and punitive damages, as well as injunctive relief. Although there can be no assurances, the Company believes that the ultimate outcome of the suit will not have a material adverse effect on the Company because the Company believes that it has meritorious defenses. In addition, Mr. Perlmutter has agreed to indemnify the Company against any liability in connection with such action pursuant to the Formation Agreement.

     On December 28, 1995, G.D.L. Management Incorporated ('GDL') commenced an action against the Company, Mr. Perlmutter and the Predecessor Company in the Supreme Court of the State of New York, County of New York. The amended complaint in that action, which was served on March 19, 1996, alleges that GDL is entitled to receive 10% of the capital stock of the Predecessor Company pursuant to an alleged 1990 agreement between GDL and Mr. Perlmutter and seeks money damages based on the value of 10% of the Company's Class A Common Stock beneficially owned by Mr. Perlmutter, as well as other consideration received by him, and a variety of equitable remedies. Mr. Perlmutter has denied all of the material allegations made in support of GDL's claims, and pursuant to the Formation Agreement, agreed to indemnify the Company in respect to any liability arising from GDL's claims. The Company has moved to dismiss GDL's amended complaint for failure to state a cause of action. The Company does not believe that any of the claims made against it will have a material adverse effect on its financial position because it believes that all of the claims against it are without merit and because of the indemnity provided to it in the Formation Agreement. From 1987 to 1991, Mr. Ahearn was a principal of GDL. See 'Management.'

     The Company is involved in various legal proceedings arising in the normal course of business. The Company believes that the final outcome of these proceedings will not have a material adverse effect on the Company.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and Directors of the Company, their ages as of June 28, 1996 and their positions with the Company are as follows:

NAME                                          AGE   POSITION
- -------------------------------------------   ---   -------------------------------------------
Ronald O. Perelman.........................   53    Chairman of the Board of Directors and
                                                      Director
Joseph M. Ahearn...........................   41    President, Chief Executive Officer and
                                                      Director
Bobby G. Jenkins...........................   34    Chief Financial Officer, Treasurer and
                                                      Director
Daniel J. Werther..........................   35    Executive Vice President, Senior Legal
                                                      Officer and Secretary
Andrew R. Gatto............................   48    Executive Vice President, Marketing
Avi Arad...................................   48    Director
William C. Bevins..........................   50    Director
Donald G. Drapkin..........................   48    Director
Isaac Perlmutter...........................   53    Director
Terry C. Stewart...........................   50    Director
James F. Halpin............................   44    Director
Alfred A. Piergallini......................   49    Director
Lynn Schenk................................   51    Director
Paul R. Verkuil............................   56    Director

DIRECTORS

     The name, principal occupation for the last five years, selected biographical information and period of service as a Director of the Company of each Director are set forth below. Pursuant to a stockholders' agreement discussed below, Messrs. Perelman, Bevins, Drapkin, Stewart, Jenkins, Halpin, Piergallini and Ms. Schenk are the designees of Marvel Characters, Messrs. Perlmutter and Ahearn are the designees of Mr. Perlmutter and Mr. Arad is the designee of Mr. Arad. See 'Certain Transactions.'


     Ronald O. Perelman has been Chairman of the Board and a Director of the Company since March 1995. Mr. Perelman has been Chairman of the Board and Chief Executive Officer of MacAndrews & Forbes and various affiliates since 1980. Mr. Perelman is Chairman of the Board of Andrews Group Incorporated ('Andrews Group'), Consolidated Cigar Corporation ('Consolidated Cigar'), Mafco Consolidated Group Inc. ('Mafco Consolidated'), Mafco Worldwide Corporation ('Mafco Worldwide'), Marvel, Meridian Sports Incorporated ('Meridian'), NWCG and Power Control Technologies Inc. ('PCT') and is Chairman of the Executive Committee of Revlon, Inc. and Revlon Consumer Products Corporation. Mr. Perelman is a director of the following corporations which file reports pursuant to the Securities Exchange Act of 1934, as amended (the 'Exchange Act'): Andrews Group, Coleman, Coleman Holdings Inc., Coleman Worldwide Corporation, Consolidated Cigar, First Nationwide Bank, A Federal Savings Bank, First Nationwide Holdings

Inc., First Nationwide (Parent) Holdings Inc., Mafco Worldwide, Marvel, Marvel Holdings Inc. ('Marvel Holdings'), Marvel (Parent) Holdings Inc. ('Marvel Parent'), Marvel III Holdings Inc. ('Marvel III'), Meridian, NWCG, NWCG Holdings Corporation, New World Television, Incorporated ('New World Television'), PCT, Revlon, Inc., Revlon Consumer Products Corporation and Revlon Worldwide Corporation ('Revlon Worldwide').


     William C. Bevins has been a Director of the Company since April 1993. Mr. Bevins has been a director of Marvel since 1989, Chief Executive Officer of Marvel since 1991 and President of Marvel since November 1994. Mr. Bevins has been President and Chief Executive Officer of Andrews Group since 1988 and NWCG since 1994 and Executive Vice President of MacAndrews Holdings since 1988. Mr. Bevins also is a director of

Andrews Group, Marvel Holdings, Marvel Parent, Marvel III, NWCG, NWCG Holdings Corporation and New World Television. Mr. Bevins was a director and Chief Financial & Administrative Officer of Turner Broadcasting System, Inc. for more than five years prior to 1988.

     Donald G. Drapkin has been a Director of the Company since April 1993. Mr. Drapkin has been a director of Marvel since 1991. He has been Vice Chairman and a director of MacAndrews & Forbes and Vice Chairman of various of its affiliates since 1987. Mr. Drapkin also is a director of the following corporations which file reports pursuant to the Exchange Act: Andrews Group, Coleman, Coleman Holdings Inc., Coleman Worldwide Corporation, Marvel, Marvel Holdings, Marvel Parent, Marvel III, Revlon, Revlon Products, Revlon Worldwide, The Claridge Hotel and Casino Corporation, Algos Pharmaceutical Corporation and VIMRx Pharmaceuticals Inc. Mr. Drapkin was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom for more than five years prior to March 1987.

     Terry C. Stewart has been a Director of the Company since April 1993. Mr. Stewart has been a director of Marvel since 1991 and an Executive Vice President of Marvel since January 1996. Mr. Stewart joined Marvel in 1989 as Executive Vice President, Development and served as President and Chief Operating Officer from September 1990 to July 1994, Vice Chairman from March 1995 to December 1995 and President and Chief Operating Officer, Marvel Comics from July 1994 until March 1995. From 1984 to 1989, Mr. Stewart was Vice President-Business Development at Combustion Engineering.

     Isaac Perlmutter has served as a Director of the Company since April 1993 and he served as Chairman of the Board of Directors until March 1995. Mr. Perlmutter purchased the Predecessor Company from Charan Industries, Inc. in January 1990. Mr. Perlmutter is actively involved in the management of the affairs of the Company and has been an independent financial investor for more than the past five years. As an independent investor Mr. Perlmutter currently has, or has had within the past five years, controlling ownership interests in Remington Products Company, Westwood Industries, Inc., a manufacturer and distributor of table and floor lamps, Job Lot Incorporated (and its predecessor Job Lot Associates L.P.) ('Job Lot'), a discount oriented retail chain, Tangible Media, a media buying and barter advertising agency, and REC Sound Incorporated, a distributor of licensed novelty electronics, and is also the majority stockholder of Classic Heroes, Inc., a distributor of apparel manufactured under licenses from Marvel and others.

     Avi Arad has served as a Director of and consultant to the Company since April 1993. Mr. Arad has been the President and Chief Executive Officer of New World Animation, a media production company under common control with Marvel, since April 1993 where he has served as the Executive Producer of the X-Men(Registered) and the Spider-Man(Registered) animated TV series currently carried on FCN and the Fantastic Four(Trademark) and Iron Man(Registered) animated syndicated programs. Mr. Arad has been a toy inventor and designer for more than 20 years for major toy companies including Mattel Inc., Hasbro, Inc. and Tyco Toys, Inc. During his career, Mr. Arad has designed or co-designed more than 160 toys. Mr. Arad is also the owner of Avi Arad & Associates, a firm engaged in the design and development of toys and the production and distribution of television programs and is a beneficial owner in Classic Heroes, Inc.

     Joseph M. Ahearn has served as Chief Executive Officer and a Director of the Company since April 1993 and as President of the Company since November 1994. From January 1990 to April 1993, Mr. Ahearn served initially as a consultant to, and after April 1990, as an executive officer and director of the Company's predecessor company. During such period, he served as a consultant to other businesses affiliated with Mr. Perlmutter. From 1987 to August 1991, Mr. Ahearn was a principal of GDL, a corporation that provides management advice and assistance to financially distressed companies. From August 1988 to August 1991, Mr. Ahearn, in his capacity as a principal of GDL, served as Chief Operating Officer of Coleco Industries, Inc. and as a director or officer of various other businesses that were the subject of bankruptcy proceedings. From 1981 to 1987, Mr. Ahearn was employed by Touche Ross & Co., attaining the position of senior manager. From 1976 to 1980, Mr. Ahearn served in both the audit and consulting departments of Arthur Andersen & Co.

     Bobby G. Jenkins has served as Chief Financial Officer and Treasurer of the Company since November 1994 and as a Director of the Company since March 1995. Mr. Jenkins has been Executive Vice President and Chief Financial Officer of Marvel since December 1993. From 1992 until he joined Marvel, Mr. Jenkins was Assistant Vice President-Finance of Turner Broadcasting System, Inc., and, for more than five years prior thereto, he was associated with Price Waterhouse, where he last served as Senior Audit Manager.

     James F. Halpin has served as a Director of the Company since March 1995. Mr. Halpin has been President, Chief Operating Officer and a director of CompUSA Inc., a retailer of computer hardware, software, accessories and related products, since May 1993 and Chief Executive Officer of CompUSA, Inc. since December 1993. From 1990 to November 1992, Mr. Halpin was President of Homebase, a home center warehouse retailer. From 1988 to 1990, Mr. Halpin was President of BJ's Wholesale Club, a chain of club retail stores. Mr. Halpin also served as Executive Vice President of Waban Inc., the parent of Homebase and BJ's Wholesale Club, from 1988 to May 1993.

     Alfred A. Piergallini has served as a Director of the Company since March 1995. Mr. Piergallini has been a director of Gerber since 1989, Chairman of the

Board and Chief Executive Officer of Gerber since January 1990 and President of Gerber since January 1993. Mr. Piergallini also served as President of Gerber from January 1990 to May 1992. Mr. Piergallini is also a director of Comerica, Incorporated, a financial services holding company. From February 1986 to April 1989, Mr. Piergallini was a Senior Vice President of The Carnation Company.

     Lynn Schenk has served as a Director of the Company since March 1995. Ms. Schenk is a senior consultant to the law firm of Baker & McKenzie. Ms. Schenk served in the United States House of Representatives as Congresswoman representing the 49th Congressional District in the State of California from January 1993 to January 1995. During her term in the House of Representatives, Ms. Schenk served on the Energy and Commerce Committee and the Merchant Marine and Fisheries Committee. Ms. Schenk served as the State of California's Secretary of Business, Transportation and Housing prior to 1983. From 1983 until her election to Congress, Ms. Schenk was in private law practice in California and served as an independent consultant with the law firm of Lorenz, Alhadeff, Lundin & Oggel to various public and private businesses with respect to government relations. From 1985 to 1993, Ms. Schenk served as a director of Long Beach Bank F.S.B.

     Paul R. Verkuil, an attorney-at-law, has been Professor Emeritus of the College of William and Mary since 1992 where he previously served as President from 1985 to 1992. Mr. Verkuil has been on the faculty of the Columbia Law School as an Adjunct Professor since January 1996 and was previously on the faculty of the University of Pennsylvania as a Visiting Professor from January 1995 to December 1995. Mr. Verkuil served as Dean of Tulane Law School from 1978 to 1985. Mr. Verkuil also served as the President and Chief Executive officer of the American Automobile Association from January 1992 to December 1994. Mr. Verkuil is a director of Universal Health Services, Inc. and previously served as a director of NationsBank of Florida from 1992 to 1995 and of Florida Progress Corporation from 1993 to 1995.

EXECUTIVE OFFICERS

     The following sets forth the positions held with the Company and selected biographical information for the executive officers of the Company who are not Directors.

     Daniel J. Werther has served as Executive Vice President, Senior Legal Officer and Secretary of the Company since April 1993. Mr. Werther has also served as Senior Vice President of Andrews Group since February 1993. From April 1991 to February 1993, Mr. Werther was a senior associate in the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. Prior to that time, Mr. Werther was an associate in the law firm of Obermayer, Rebmann, Maxwell & Hippel in Philadelphia, Pennsylvania.

     Andrew R. Gatto has served as Executive Vice President--Marketing since July 1995. Prior to joining the Company, Mr. Gatto served as the President of the Buddy-L Toys Division of SLM Inc. from December 1994 through July 1995, having been hired as work out specialist while such firm was the subject of bankruptcy proceedings. From June 1990 through November 1994, he served as a consultant to and later as President of Play-Tech, Inc., a manufacturer of learning aid toys. Prior thereto, Mr. Gatto served as Executive Vice President of Universal Match Box Group, Ltd., a toy manufacturer.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information, as of June 15, 1996, with respect to the shares of Common Stock beneficially owned by (a) each person known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (b) the Selling Stockholders, (c) each Director of the Company and
(d) all Directors and executive officers of the Company as a group, and as adjusted at that date to reflect the sale of the shares of Common Stock offered hereby:


                                                 CLASS A COMMON STOCK
                              -----------------------------------------------------------           CLASS B
                                                                                                  COMMON STOCK
                                                                                             ----------------------
                                     SHARES                                SHARES
                                  BENEFICIALLY                          BENEFICIALLY               NUMBER OF
                                      OWNED                                 OWNED                    SHARES
                                PRIOR TO OFFERING                      AFTER OFFERING             BENEFICIALLY
FIVE PERCENT STOCKHOLDERS,    ---------------------                 ---------------------            OWNED              PERCENT OF
   SELLING STOCKHOLDERS,                    PERCENT     SHARES                    PERCENT    ----------------------    TOTAL VOTING
  DIRECTORS AND EXECUTIVE                     OF         BEING                      OF        BEFORE        AFTER      POWER AFTER
         OFFICERS               NUMBER       CLASS      OFFERED       NUMBER       CLASS     OFFERING     OFFERING       OFFERING
- ---------------------------   ----------    -------    ---------    ----------    -------    ---------    ---------    ------------
Ronald O. Perelman(1) .....    9,894,000      36.6%    2,500,000     7,394,000      26.7%    9,894,000(2) 7,394,000        78.4%
  35 East 62nd Street
  New York, New York 10021
Avi Arad(3) ...............    4,150,000      24.2%       --         4,150,000      20.4%            1(4)         1(4)      4.4%
  1698 Post Road East
  Westport, Connecticut
  06880
Isaac Perlmutter(5) .......    9,506,000      55.5%       --         9,506,000      46.7%            1(6)         1(6)     10.1%
  P.O. Box 1028
  Lake Worth,
  Florida 33460-1028
Joseph M. Ahearn(7) .......      176,766       1.0%       --           176,766         *        --           --               *
  333 East 38th Street
  New York, New York 10016
Bobby G. Jenkins(8) .......       33,333         *        --            33,333         *        --           --               *
  333 East 38th Street
  New York, New York 10016
William C. Bevins..........       10,000         *        --            10,000         *        --           --               *
Donald G. Drapkin(9).......       12,000         *        --            12,000         *        --           --               *
Terry C. Stewart...........        1,000         *        --             1,000         *        --           --               *
James F. Halpin............        5,000         *        --             5,000         *        --           --               *
Alfred A. Piergallini......        4,000         *        --             4,000         *        --           --               *
Lynn Schenk................        1,000         *        --             1,000         *        --           --               *
Paul R. Verkuil............        2,000         *        --             2,000         *        --           --               *
Andrew R. Gatto(8).........       20,000         *        --            20,000         *        --           --               *

Daniel J. Werther(8) ......       50,000         *        --            50,000         *        --           --               *
  333 East 38th Street
  New York, New York 10016
All executive officers and
  Directors as a group (14
  persons)(10).............   23,865,099      87.4%    2,500,000    21,365,099      76.3%    9,894,000    7,394,000        93.0%


- ------------------
 * Less than 1%.

(1) Represents shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned by Marvel Characters, Inc., a wholly owned subsidiary of Marvel Entertainment Group, Inc. At March 29, 1996, Marvel had 101,790,657 shares of common stock outstanding, of which 81,618,392 shares (approximately 80%) were indirectly owned through wholly owned subsidiaries by Mafco Holdings, which is wholly owned by Mr. Perelman. At March 29, 1996, 78,007,725 shares of common stock of Marvel indirectly held by Mafco Holdings were pledged to secure indebtedness of certain affiliates of Marvel.

(2) Includes two shares of Class B Common Stock held by the Class B Voting Trusts. Marvel is the sole beneficiary of each of the Class B Voting Trusts.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(3) Mr. Arad is a Director, Principal Stockholder and Selling Stockholder of the Company. See 'Management.' If the U.S. Underwriters exercise their over-allotment option in full, the shares beneficially owned after the Offering by Mr. Arad would be 4,054,000 or 19.9% of the class after the Offering.


(4) Includes one share of Class B Common Stock held by the Class B Voting Trust of which Mr. Arad is the sole trustee.


(5) Represents Class A Common Stock owned by Zib, formerly Toy Biz Inc., a Delaware corporation incorporated in 1990, which is owned entirely by the Isaac Perlmutter T.A., a revocable trust established by Mr. Perlmutter. Mr. Perlmutter is the sole beneficiary of the trust during his lifetime and may revoke the trust at any time. Mr. Perlmutter and his wife serve as the trustees of such trust. If the U.S. Underwriters exercise their over-allotment option in full, the shares beneficially owned after the Offering by Mr. Perlmutter would be 9,122,000 or 44.9% of the class after the Offering.


(6) Includes one share of Class B Common Stock held by the Class B Voting Trust of which Mr. Perlmutter is the sole trustee.

(7) Includes 176,666 shares of Class A Common Stock subject to stock options granted pursuant to the Stock Option Plan which are immediately exercisable.

(8) Represents shares of Class A Common Stock subject to Stock Options granted pursuant to the Stock Option Plan which are immediately exercisable.

(9) Represents shares held in trusts for the benefit of Mr. Drapkin's children for which Mr. Drapkin disclaims beneficial ownership.


(10) Includes 280,099 shares of Class A Common Stock subject to Stock Options granted pursuant to the Stock Option Plan. If the U.S. Underwriters exercise their over-allotment option in full, the executive officers and Directors as a group will own 20,885,099 shares of Class A Common Stock or 74.6% of the class after the Offering.

                              CERTAIN TRANSACTIONS

FORMATION AGREEMENT

     The Company was formed on April 30, 1993 upon consummation of the Formation Agreement dated March 19, 1993 among the Company, Marvel, Mr. Perlmutter, Mr. Perlmutter's personal trust, the Predecessor Company (wholly owned by Mr. Perlmutter) and Mr. Arad. The Formation Agreement governed the contributions of cash and assets to the capital of the Company made by certain of the parties thereto and the initial issuance of shares of the Company's capital stock. Pursuant to the Formation Agreement, Marvel received 46% of the Company's capital stock in exchange for a capital contribution of $500,000, a loan in the original principal amount of $7.5 million, which was evidenced by a promissory note (the 'Marvel Note') in the original principal amount of $7.5 million on April 30, 1993 and the grant by Marvel of the Marvel License to the Company. Pursuant to the terms of the Formation Agreement, the principal amount of the Marvel Note was subsequently adjusted to $8.5 million. On March 3, 1995, the Company paid the entire principal amount and accrued interest outstanding on the Marvel Note, $9.6 million.

     Pursuant to the Formation Agreement, the Predecessor Company received 44% of the Company's capital stock. In exchange therefor, Mr. Perlmutter caused the Predecessor Company to transfer all of its assets to the Company, subject to the assumption by the Company of certain specified liabilities totalling $16,662,000 which were owed to Mr. Perlmutter and Tot Funding Corp., an affiliate of Mr. Perlmutter. All outstanding amounts owed pursuant to the Formation Agreement have been repaid by the Company to Mr. Perlmutter.

     Pursuant to the Formation Agreement, in exchange for the contribution to the Company of his interests in certain license agreements with the Company and cash, Mr. Arad received 10% of the Company's capital stock and the Arad Stock Option. Mr. Arad also agreed to enter into the Arad Consulting Agreement (as described below) and the Master License Agreement (as described below). Mr. Arad exercised the Arad Stock Option on June 30, 1994. The Company agreed to loan Mr. Arad (an 'Option Loan') an amount necessary to allow Mr. Arad to pay any additional taxes and interest and penalties assessed by taxing authorities as a result of disputes as to the fair market value of the shares underlying the Arad Stock Option on the date the option was exercised. Each Option Loan shall extend for three years and shall bear interest equal to the interest rate on the Company's primary line of credit. Mr. Arad must also secure each Option Loan with a pledge of shares of Common Stock having a market value substantially greater than the amount of the loan.

     In connection with the Formation Agreement, the assets of a Hong Kong corporation which was the Predecessor Company's international sales affiliate were contributed for no consideration to the Predecessor Company and were in turn contributed by the Predecessor Company to the Company.

     In connection with the formation of the Company, Marvel granted to the Company the Marvel License, pursuant to which the Company obtained an exclusive, perpetual and royalty-free license, subject to certain limitations, to produce certain categories of toys based on the Marvel Characters. Also in connection with the formation of the Company, Mr. Arad and the Company entered into the Master License Agreement which amended the licenses then outstanding from Mr. Arad to the Company and provided for the licensing thereafter of new material by Mr. Arad to the Company. The Master License Agreement provides that Mr. Arad is entitled to receive royalty payments of 4% of the Company's net sales (6% of net sales FOB a manufacturing source in the Orient) for toys based on the Marvel Characters and royalty payments in a negotiated amount of up to 5% of the Company's net sales (7.5% of net sales FOB a manufacturing source in the Orient) for toys which are not based on the Marvel Characters, of which, in each case, Mr. Arad is the inventor of record. In no event however, may the total royalties payable to Mr. Arad with respect to any calendar year exceed $7.5 million. See 'Business--Licensing and Related Rights--Marvel License Agreement' and '--Licensing and Related Rights--Master License Agreement.'

     Pursuant to the Formation Agreement, Mr. Perlmutter agreed to indemnify the Company against any liability, including reasonable fees and disbursements in defending litigation, arising out of pre-closing liabilities of the Predecessor Company.

ARAD CONSULTING AGREEMENT

     Mr. Arad is a party to a Consulting Agreement with the Company, which expires April 30, 1998, to provide consulting services as an independent contractor in connection with the operation of the business of the Company. The Company expects that, in connection with the formation of Marvel Studios, the Consulting Agreement will be extended to expire in April 1999. The Consulting Agreement entitles Mr. Arad to compensation in the amount of $375,000 per year and reimbursement of reasonable out-of-pocket expenses incurred in performance of his duties, in addition to certain other benefits. The Consulting Agreement permits Mr. Arad to perform his duties under the New World Employment Agreement, to serve as President of Marvel Films, and to devote up to ten hours per month to work relating to certain toys previously designed by Mr. Arad and licensed to other toy companies (the 'Prior Commitments'). Under the Consulting Agreement and the New World Employment Agreement, Mr. Arad, at his discretion, may allocate his business time between the Company and New World Animation as he determines to be appropriate. The Consulting Agreement restricts Mr. Arad's ability to compete with the Company for one year after he ceases to be engaged by the Company if a termination results from a breach by Mr. Arad of the Consulting Agreement.

     Except as to inventions developed by Mr. Arad under the New World Employment Agreement, during participation in work permitted under the Consulting Agreement related to the Prior Commitments, or licensed by Mr. Arad to the Company under the Master License Agreement, the Consulting Agreement provides that all creations and inventions developed or conceived by Mr. Arad during the consulting period, and for the one-year non-compete period, if applicable, belong to and will be owned exclusively by the Company. In addition, Mr. Arad is obligated to assign to the Company all of his interest in those creations or inventions developed either alone or in conjunction with others. Although the Company has not obtained insurance on Mr. Arad's life, Mr. Arad is required under the terms of the Consulting Agreement to take all actions necessary for the Company to obtain insurance on his life for the benefit of the

Company if requested by the Company.

     If Mr. Arad terminates the New World Employment Agreement, he will be required to devote to the Company only the time necessary to perform the functions required by the Consulting Agreement, but not less than one-half of his business time. The Company expects that in connection with the formation of Marvel Studios the Consulting Agreement will be amended in order to permit Mr. Arad to devote a portion of his business time to Marvel Studios, and that Mr. Arad will enter into an agreement with Marvel Studios which will reflect his new duties and compensation with Marvel Studios and will be substantially similar to, and will replace, the New World Employment Agreement. See '--New World Employment Agreement.'

NEW WORLD EMPLOYMENT AGREEMENT

     Mr. Arad is employed as New World Animation's President and Chief Executive Officer under the New World Employment Agreement. The New World Employment Agreement, which expires on April 30, 1998, subject to earlier termination by Mr. Arad at any time, permits Mr. Arad to perform his obligations under the Consulting Agreement and to devote up to ten hours per month to the Prior Commitments. Mr. Arad receives a salary of $375,000 per year from New World Animation in addition to certain other employee benefits. Mr. Arad is also entitled to receive a fee ranging from $7,500 to $10,000 per episode for television projects and from $100,000 to $250,000 for made-for-television movies based on Marvel Characters. Under the Consulting Agreement and the New World Employment Agreement, Mr. Arad may allocate his business time as he determines to be appropriate between the Company and New World Animation. The New World Employment Agreement also provides that the restrictions on other employment by Mr. Arad continue for one year after he ceases to be engaged by New World Animation if a termination results from a breach by Mr. Arad of the New World Employment Agreement. Except as to inventions developed by Mr. Arad under the Consulting Agreement, during participation in work permitted under the New World Employment Agreement related to the Prior Commitments or licensed by Mr. Arad to the Company, all intellectual property developed by Mr. Arad during the term of the New World Employment Agreement and during the one-year non-compete period, if applicable, shall belong to and will be owned exclusively by New World Animation. Mr. Arad may terminate the New World Employment Agreement at any time. If Mr. Arad terminates the New World Employment Agreement, he may thereafter devote the remainder of his time to any activities that he chooses, subject only to certain restrictions on his ability to compete with the Company. The Company will have no right to intellectual property developed by Mr. Arad while engaged in such other activities. Mr. Arad also serves as the President of

Marvel Films, a unit of Marvel which works in conjunction with New World Animation. Mr. Arad receives no additional compensation for serving as President of Marvel Films. The Company expects that in connection with the formation of Marvel Studios, Mr. Arad will enter into an agreement with Marvel Studios which will reflect his new duties and compensation with Marvel Studios and will be substantially similar to, and will replace, the New World Employment Agreement. The Company expects that prior to the NWCG Sale, Mr. Arad will have entered into an employment agreement with Marvel Studios and that such employment agreement will replace the New World Employment Agreement.


MARVEL SERVICES ARRANGEMENT

     Since the formation of the Company, from time to time, Marvel has furnished to the Company, upon request, (i) certain management, consulting and administrative services ('Marvel Employee Services') and (ii) certain services purchased from third party providers, including legal and accounting services ('Third Party Services'). The Company has reimbursed Marvel for the costs of Marvel Employee Services according to the portion of the salary earned by Marvel's employees for time devoted to the Company's affairs. The Company has reimbursed Marvel for costs of Third Party Services according to the portion of the obligations to third party service providers which is allocable to services purchased for and provided to the Company based on the actual costs to Marvel of providing such services and the out-of-pocket expenses incurred in providing such services. In connection with the IPO, the Company and Marvel entered into a services agreement (the 'Services Agreement') governing the provision by Marvel of services to the Company. Under the Services Agreement, upon request by the Company and acceptance by Marvel, Marvel provides Marvel Employee Services and Third Party Services to the Company. Under the Services Agreement, the Company is obligated to reimburse Marvel for the costs of Marvel Employee Services according to the portion of the salary earned by Marvel's employees for time devoted to the Company's affairs and the Company is obligated to reimburse Marvel for costs of Third Party Services according to the portion of the obligations to third party service providers which is allocable for services purchased for and provided to the Company based on the actual costs to Marvel of providing such services and the out-of-pocket expenses incurred in providing such services. The Services Agreement has a term of one year and will be automatically renewed for successive one year terms unless terminated upon 120 days' notice. Marvel is under no obligation to provide services under the Services Agreement. The Company believes, however, that if Marvel declined to provide any such services or if the Services Agreement were terminated, the Company could obtain comparable services from other sources although the cost to the Company might exceed the cost to the Company under the Services Agreement. The Company accrued or reimbursed to Marvel approximately $875,000, $498,000 and $306,000 for 1993, 1994 and 1995, respectively, for Marvel Employee Services and Third Party Services.

STOCKHOLDERS' AGREEMENT AND CLASS B VOTING TRUSTS

     In connection with the closing of the IPO, Marvel, Mr. Perlmutter, Zib, the Perlmutter Trust (Mr. Perlmutter, Zib and Perlmutter Trust collectively, the 'Perlmutter Parties'), Mr. Arad and the Company entered into a stockholders' agreement (the 'Stockholders' Agreement'), which provides, among other things, that Marvel and its permitted transferees (generally entities which are affiliates of Marvel) ('Permitted Transferees'), if any, Mr. Perlmutter and Mr. Arad will vote their respective shares of Common Stock to elect as directors of the Company (i) eight persons designated by Marvel, (ii) two persons designated by Mr. Perlmutter and (iii) one person designated by Mr. Arad. The Stockholders' Agreement also permits certain pledges of Class B Common Stock owned by Marvel and its Permitted Transferees.

     The Stockholders' Agreement provides that, upon a change of control of

Marvel, Marvel is obligated to convert its shares of Class B Common Stock into Class A Common Stock, unless Mr. Perlmutter and Mr. Arad consent to such shares remaining Class B Common Stock. The Stockholders' Agreement terminates upon the mutual agreement of the parties thereto or upon the sale of all or substantially all of the assets of the Company, and also will terminate as to any share of Class B Common Stock when such share is converted into a share of Class A Common Stock or when there are no shares of Class B Common Stock outstanding, including as a result of conversion of all of the Class B Common Stock into Class A Common Stock.

     Each of Messrs. Perlmutter and Arad is the sole trustee of a Class B Voting Trust in which Marvel had deposited one share of Class B Common Stock. Marvel is the sole beneficiary of each of the Class B Voting

Trusts. Each of Messrs. Perlmutter and Arad has the right to vote the share of Deposited Stock held by his respective Class B Voting Trust in his absolute discretion until the termination of such trust. As discussed below, Marvel subsequently transferred its ownership interest in the Deposited Stock to a Permitted Transferee.

     The rights and obligations of Messrs. Perlmutter and Arad under the Stockholders' Agreement cease, and the Class B Voting Trusts of which they are the trustees will terminate and the shares of Deposited Stock held by such trusts will be distributed to Marvel, upon the occurrence of certain events, including a reduction in their holdings of Common Stock below specified amounts of Common Stock. In addition, each Class B Voting Trust terminates if either Mr. Perlmutter or Mr. Arad attempts to transfer or dispose of his respective right to vote the Deposited Stock subject to the Class B Voting Trust of which he is trustee or any interest therein.

REGISTRATION RIGHTS AGREEMENT

     The Company is a party to the Registration Rights Agreement with the Principal Stockholders, pursuant to which each of the Principal Stockholders and certain transferees of Common Stock held by the Principal Stockholders (the 'Holders') have the right, subject to certain conditions, to require the Company to register under the Securities Act, all or any portion of the shares of Class A Common Stock held by them, or, in the case of Marvel, issuable upon conversion of its Class B Common Stock (each, a 'Demand Registration'), on two occasions. In addition, the Holders have certain rights to participate in the Demand Registrations and other registrations by the Company of its Class A Common Stock (each, a 'Piggyback Registration'). The Selling Stockholders are participating in the Offering as a Piggyback Registration. The Company is obligated to pay any expenses incurred in connection with a Demand Registration or a Piggyback Registration, except for underwriting discounts and commissions attributable to the shares of Class A Common Stock sold by such Holders.

ALL AMERICAN AGREEMENT

     The Company, All American Television, Inc. ('All American'), Creativite et Developpement ('C&D') and Avi Arad & Associates, a business of which Mr. Arad is the sole owner (Avi Arad & Associates, together with C&D, the 'Producers') were parties to an agreement (the 'Production Agreement') with respect to the financing, co-production and distribution of an animated television series entitled 'The Bots Master(Registered)' (the 'Series'). The Company guaranteed to the Producers the receipt of a minimum amount from All American's exploitation of the Series. On December 27, 1995, by agreement between the parties, the Company's liability under the Production Agreement was terminated in exchange for a $350,000 payment to C&D.

MARVEL STUDIOS

     In connection with the formation of Marvel Studios, each of Marvel and the Company will subscribe to invest from time to time up to $50 million in the aggregate to fund the operations of Marvel Studios. Such investments will be made in equal amounts by each of Marvel and the Company. Marvel will acquire, for its investment, 100% of the Common Equity Interests of Marvel Studios and the Company will acquire Preferred Equity Interests. The Preferred Equity Interests will participate in any distribution of income in proportion to its equity interest and will participate in any distribution in connection with a dissolution or liquidation and will have a preference on dissolution or liquidation equal to the amount of the Company's investment. The Preferred Equity Interests will be non-voting except as described below.

     It is expected that, for seven years from the date of formation of Marvel Studios, Marvel will give Marvel Studios the first opportunity to license Marvel Characters on a royalty-free basis for use in its film and television projects. If Marvel Studios determines not to take advantage of any such opportunities, Marvel may seek to develop such film and television projects on its own. Film studios and television networks often receive merchandise participations in conjunction with the production of movie and television projects. The Company will be obligated to reimburse Marvel Studios for all merchandise participations for the Company's products paid by Marvel Studios to a film studio or television programmer without the ability to approve these participations. Certain television projects in which Marvel is currently engaged, including the program featuring The Incredible Hulk(Trademark) and the programming to be developed by FCN, are expected to be assigned to Marvel Studios.

     The governing body of Marvel Studios will be comprised of three Marvel designees and two designees of the Company. Action of the governing body of Marvel Studios will require the affirmative vote of three designees, except that the vote of at least one designee of the Company will be required whenever the sum of the net worth of Marvel Studios plus the amount of the unfunded capital commitments of the Company and Marvel falls below $50 million. Accordingly, Marvel Studios may generally take actions not approved by the Company's designees to the governing body of Marvel Studios. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources,' 'Business--Marvel Studios' and '-- Growth Strategy.'

TANGIBLE MEDIA ADVERTISING CONSULTANT

     Tangible Media, a corporation which is wholly owned by Mr. Perlmutter, acts as the Company's media consultant in placing the Company's advertising and, in connection therewith, receives certain fees and commissions based on the cost of the placement of such advertising. Tangible Media received payments of fees and commissions totalling approximately $618,000, $859,000 and $970,000 in 1993, 1994 and 1995, respectively. Tangible Media is compensated solely as a consultant on an event-by-event basis with no written arrangements in place. It is expected that Tangible Media, upon request, will continue to arrange for the placement for the Company's advertising. The Company retains the services of a non-affiliated media consulting agency for advice on matters of advertising creativity.

EMPLOYEE, OFFICE SPACE AND OVERHEAD COST SHARING ARRANGEMENTS

     Under expense sharing arrangements with Tangible Media, Classic Heroes, REC Sound, Marvel Software and Job Lot, affiliated companies controlled by Mr. Perlmutter in the case of Tangible Media, Classic Heroes, REC Sound and Job Lot, or owned equally by Marvel and the Company in the case of Marvel Software (collectively, the 'Affiliates'), the Company and the Affiliates have shared certain space at the Company's principal executive offices (the 'Executive Offices') and related office overhead expenses. See 'Business-- Properties.' Prior to the assumption of the sublease for the Executive Offices by the Company in 1994, rental costs for the office space were paid at cost to Job Lot of West 45th St., Inc., an affiliate under common control with Job Lot which was the prior sublessor of the property. Prior to 1995, costs associated with such employee salaries were allocated based on the number of hours worked; rental costs for the shared office space have been allocated in proportion to the percentage of space occupied; and the costs of overhead expenses (such as maintenance costs and telephone charges) were allocated according to the same percentages, except that the entire cost of expenses which have inured solely to the benefit of a single party have been allocated to such party. Since 1995, Tangible Media and the Company have been, and until the end of 1995 Classic Heroes and REC Sound were, parties to an employee, office space and overhead cost sharing agreement governing the Company's sharing of employees, office space and overhead expenses (the 'Cost Sharing Agreement'). Under the Cost Sharing Agreement, any party thereto (the 'Providing Party') may through its employees provide services to another party (the 'Receiving Party') upon request, whereupon the Receiving Party shall be obligated to reimburse the Providing Party for the cost of such employees' salaries and benefits accrued for the time devoted by such employees to providing services to the Receiving Party. Under this agreement, Tangible Media is currently obligated to reimburse the Company for 15% of the rent paid under the sublease for the space, which obligations reflect the approximate percentage of floor space occupied by Tangible Media. The agreement also requires Tangible Media to reimburse the Company for any related overhead expenses comprised of commercial rent tax, repair and maintenance costs and telephone and facsimile services, in proportion to its percentage occupancy. The Cost Sharing Agreement is coterminous with the term of the Company's lease for the Executive Offices. The Company received net reimbursements from the Affiliates of approximately $40,000, $154,000 and $355,000 for 1993, 1994 and 1995, respectively. See 'Business--Licensing and Related Rights--Marvel License Agreement.'

     The Company anticipates that in the future the Company may share space, related overhead and employees with other affiliates of Mr. Perlmutter or Marvel, although there are no present understandings or arrangements with regard to the foregoing.

SHOWROOM SHARING ARRANGEMENT

     Under an expense sharing arrangement with Marvel, Classic Heroes and REC Sound (the 'Showroom Affiliates'), the Company and the Showroom Affiliates have shared showroom space and related overhead expenses. See 'Business--Properties.' Until 1995, rental costs for the shared space were allocated based upon the percentage of space occupied and the related overhead expenses were allocated according to the same percentages, except that the entire cost of expenses which have inured solely to the benefit of a single party have been allocated to such party. Since 1995, Marvel and the Company have been, and until the end of 1995 Classic Heroes and REC Sound were, parties to a showroom space sharing agreement (the 'Showroom Sharing Agreement'). Under the Showroom Sharing Agreement, Marvel is currently obligated to reimburse the Company for 30% of the rent paid under the lease for the showroom space, which obligations reflect the percentage of floor space occupied by Marvel. The agreement also requires Marvel to reimburse the Company for any related overhead expenses comprised of commercial rent tax, repair and maintenance costs and telephone and facsimile service, in proportion to their percentage occupancy, except that overhead expenses which inure to the benefit of a single party shall be reimbursed entirely by such party. The agreement has a term which is coterminous with the term of the Company's lease for the showroom space. The Company was reimbursed approximately $53,000 under the Showroom Sharing Agreement in 1995.

COLEMAN LICENSE AGREEMENT

     The Company is a party to a license agreement entered into in September 1994 with Coleman, an affiliate of the Company, pursuant to which the Company licenses certain Coleman(Registered) trademarks. See 'Business--Licensing and Related Rights--Other License Agreements.'

REVLON LICENSE AGREEMENT

     The Company is a party to a license agreement entered into in July 1995 with Revlon Consumer Products Corporation, an affiliate of the Company, pursuant to which the Company licenses certain Revlon Consumer Products trademarks. See 'Business--Licensing and Related Rights--Other License Agreements.'

HELMET LICENSE FROM MARVEL

     The Company and Marvel have entered into a license pursuant to which the Company may use the Marvel Characters in the production of bicycle safety helmets. See 'Business--Licensing and Related Rights--Other License Arrangements with Marvel.'

CD-ROM PROJECT

     The Company and Marvel have entered into an arrangement pursuant to which the Company may develop CD-ROM based adaptations of Marvel comic books. The arrangement provides that the Company and Marvel will share the costs and proceeds associated with the production and sale of such CD-ROMs.

DISTRIBUTION THROUGH MARVEL SUBSIDIARY


     The Company distributes certain products through a wholly owned subsidiary of Marvel engaged in the distribution of products to certain comic book retailers. During the year ended December 31, 1995, the Company's sales to that subsidiary totalled $1,616,000.


TRADEMARK LICENSE TO MARVEL



     The Company and Marvel have entered into an exclusive license agreement pursuant to which Marvel may use the Toy Biz(Trademark) trademark on online services and electronic networks, including the Internet. The license is limited to Marvel related products of the Company. Marvel has agreed to pay the Company $500,000 for such license. Such payments are to be made over time as Marvel receives payments from a licensee.


                            ------------------------

     The Company believes that the terms of each of the foregoing transactions between the Company, on the one hand, and the Principal Stockholders and their respective affiliates, on the other hand, are no less favorable than could be obtained by the Company from unrelated parties on an arm's-length basis.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share ('Preferred Stock'). As of June 15, 1996, there were 17,137,862 shares of Class A Common Stock issued and outstanding, 9,894,000 shares of Class B Common Stock issued and outstanding and 59,091 shares of Series A Preferred Stock issued and outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate and By-laws (the 'By-laws'), a copy of each of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Dividends. Holders of record of shares of Common Stock on the record date fixed by the Company's Board are entitled to receive such dividends as may be declared by the Board out of funds legally available for such purpose, subject to the rights of the holders of any series of Preferred Stock. No dividends may be declared or paid in cash or property on any share of any class of Common Stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of Common Stock except that if dividends are declared that are payable in Common Stock or options or warrants to purchase Common Stock or securities convertible into or exchangeable for Common Stock, a like dividend or other distribution will also be paid on Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount per share, provided that, for this purpose, if shares of Class A Common Stock, or options or warrants to purchase Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock, are paid on Class A Common Stock and shares of Class B Common Stock or options or warrants to purchase Class B Common Stock or securities convertible into or exchangeable for Class B Common Stock, are paid on Class B Common Stock, in an equal amount per share of Class A Common Stock and Class B Common Stock, such dividend or other distribution will be deemed to be a like dividend or other distribution. See 'Dividend Policy.'

     Voting Rights. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except as otherwise provided by law. The Certificate provides that the following transactions require the unanimous consent of the Class B Stockholders voting as a class: (i) the sale of the Company as an entirety, or the sale of all or substantially all of the assets of the Company;
(ii) the issuance by the Company of shares of the capital stock or any other equity securities or equity equivalents of the Company, except for offerings in connection with an acquisition by the Company and offerings in connection with an employee benefit plan of the Company; (iii) paying any dividend or other distribution, or redeeming, repurchasing or otherwise acquiring any of the securities of the Company; (iv) amendments to the Certificate or Bylaws; or (v) transactions between the Company and any of the Principal Stockholders or their affiliates. The Certificate also provides that the Company's chief executive officer may not be removed without the unanimous consent of the Class B Stockholders, voting as a class.

     Pursuant to the Stockholders' Agreement, the Principal Stockholders have agreed to vote their shares of Common Stock for the election as Directors of the Company the Marvel Directors, the Perlmutter Directors and the Arad Director. Holders of Common Stock are not entitled to cumulate votes in the election of Directors. See 'Certain Transactions--Stockholders' Agreement and Class B Voting Trusts.'

PREFERRED STOCK

  General

     The 24,940,909 authorized and unissued shares of Preferred Stock may be issued with such designations, preferences, limitations and relative rights as the Company's Board may authorize, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend payable on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and
(vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible. Although the Company has no present intention to issue Preferred Stock, other than 18,182 shares of Series A Preferred Stock to be used to purchase Spectra Star's manufacturing facility, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal.

  Series A Preferred Stock

     In connection with the Spectra Star acquisition, the Company issued to Spectra Star 112,121 shares of Series A Preferred Stock, of which 59,091 shares were outstanding as of June 15, 1996. The Series A Preferred Stock has no voting rights, except with respect to any amendment to the Certificate of Designation (the 'Certificate of Designation'), under which the Series A Preferred Stock was issued, or as expressly required by applicable law in connection with an amendment of any of the provisions of the Certificate of Designation which would alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely, including any amendment to the Certificate to increase the number of shares of Series A Preferred Stock issuable by the Company. Any matter requiring the consent of the holders of Series A Preferred Stock (the 'Series A Holders'), in addition to requiring the consent of the Series A Holders with such number of shares of Series A Preferred Stock as may be required by applicable law, also requires the consent of the holders of a majority of the shares of Series A Preferred Stock held by each of the two shareholders of Spectra Star at the time of the Spectra Star acquisition and their transferees (collectively the 'Series A Shareholder Groups').

     The Series A Shareholder Groups have the right to require the Company, prior to consummating any of the following corporate actions, to place into escrow an amount equal to the redemption price as of August 31, 1999 of the Series A Preferred Stock then outstanding and held by members of such requesting Shareholder Group:

     (a) the creation and issuance of classes or other series of preferred stock senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up and having an aggregate liquidation preference in excess of $25 million for any one outstanding class or series or $50 million in the aggregate for all outstanding classes or series; or

     (b) any merger or consolidation of the Company with another corporation, or sale, lease or conveyance (other than by mortgage or pledge) of all or substantially all of the Company's properties or business in exchange for securities of a corporation other than the Company, if the shares of Series A Preferred Stock are to be exchanged for securities of such other corporation, unless the terms of the merger, consolidation, sale, lease or conveyance require that the Holders receive securities of such other corporation having at least the same material terms as the Series A Preferred Stock.

     Each Series A Shareholder Group also has the right to require the Company to redeem all (but not a part) of the issued and outstanding shares of Series A

Preferred Stock held by members of that Series A Shareholder Group. If any Series A Shareholder Group has elected the escrow right referenced above, but has not exercised the redemption right, all of the issued and outstanding shares of Series A Preferred Stock held by members of that Shareholder Group shall be redeemed by the Company on August 31, 1999, and those shares shall not be deemed to be outstanding after such date. The redemption price of the Series A Preferred Stock equalled $27.66 per share as of June 30, 1996 and increases monthly at a rate equal to approximately 5.3% per year, to a maximum redemption price of $33.00 per share at August 31, 1999. All shares of Series A Preferred Stock redeemed or purchased by the Company shall be retired and cancelled and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series.

     In the event of a liquidation of the Company, Series A Holders are entitled to a liquidation preference equal to the redemption price as of the liquidation date. Each share of Series A Preferred Stock is convertible at the option of the holder thereof into one share of Class A Common Stock of the Company, subject to customary anti-dilution adjustments.

BOARD OF DIRECTORS

     The Certificate provides that the Board consists of twelve Directors. All Directors will be elected by the holders of the Class A and Class B Common Stock, voting as a class, and the Stockholders Agreement provides that eight Directors will be the Marvel Directors, two Directors will be the Perlmutter Directors and one Director will be the Arad Director.

SECTIONS 203 AND 228 OF THE DELAWARE GENERAL CORPORATION LAW

     Generally, Section 203 of the Delaware General Corporation Law (the 'DGCL') prohibits a publicly-held Delaware corporation from engaging in a broad range of 'business combinations' with an 'interested stockholder' (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholder. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or By-laws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or By-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Certificate and By-laws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

     Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Common Stock that often result from takeover attempts.

     Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation does not contain a provision to the contrary. The Certificate contains no such provision, and therefore Principal Stockholders holding a majority of the voting power of the Common Stock are able to approve a broad range of corporate actions requiring stockholder approval without the necessity of holding a meeting of stockholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The By-laws provide that the Company shall indemnify and hold harmless any Director, officer or incorporator of the Company and any person serving at the request of the Company as a director, officer, incorporator, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) from and against any and all expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement that may be imposed upon or incurred by him or her in connection with, or as a result of, any proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Company), in which he or she may become involved, as a party or otherwise, by reason of the fact that he or she is or was such a Director, officer or incorporator of the Company or is or was serving at the request of the Company as a director, officer, incorporator, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), whether or not he or she continues to be such at the time such expenses and judgments, fines and amounts paid in settlement shall have been imposed or incurred, to the fullest extent permitted by the laws of the State of Delaware, as they may be amended from time to time. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of the By-laws. Such right of indemnification shall continue as to a person who has ceased to be a Director, officer or incorporator and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the By-laws shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the Certificate, by any agreement, by vote of stockholders, by resolution of Directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Section 145 of the DGCL permits the Company to, and the By-laws provide that the Company shall, indemnify any Director or officer of the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a Director or officer of the Company, if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In a derivative action, i.e., one by or in the right of the Company, indemnification may be made for expenses actually and reasonably incurred by any Director or officer in connection with the defense or settlement of an action or suit, only if such person has acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made if such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the defendant is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 of the DGCL permits the Company to, and the By-laws provide that the Company shall, pay expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition upon receipt by the Company of an undertaking, by or on behalf of the Director or officer, to repay all amounts so advanced if it is ultimately determined that such Director or officer is not entitled to indemnification.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The Certificate limits personal liability for Directors to the fullest extent permitted under the DGCL. Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company currently maintains director and officer liability insurance.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 20,337,862 shares of Class A Common Stock and 7,394,000 shares of Class B Common Stock (based on the number of shares outstanding as of June 15, 1996), assuming no exercise of outstanding options. Of these shares, the 3,200,000 shares of Class A Common Stock sold in the Offering will be freely tradable without restriction under the Securities Act, unless purchased by 'affiliates' of the Company as that term is defined in Rule 144 promulgated under the Securities Act. In addition, the 13,656,000 outstanding shares of Class A Common Stock held by Messrs. Perlmutter and Arad after the Offering, assuming no exercise of the U.S. Underwriters' over-allotment option, and the 7,394,000 shares of Class A Common Stock issuable upon conversion of shares of the Class B Common Stock held by Marvel and the Class B Voting Trusts, respectively, are eligible for resale in the public market, subject to certain volume and other restrictions under Rule 144 and the 'lock-up' discussed below, immediately after the Offering.


     In general, under Rule 144 as currently in effect, a person, including an 'affiliate' of the Company, (or persons whose shares are required to be aggregated) who has beneficially owned his or its restricted securities for a period of two years from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an 'affiliate' is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock (approximately 203,379 shares immediately after completion of this Offering assuming no exercise of the U.S. Underwriters' over-allotment option) or the average weekly reported trading volume of the Class A Common Stock during the four calendar weeks preceding the date on which notice of such sales is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied. Affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock that are not 'restricted securities' (such as shares acquired by affiliates in this Offering). Under Rule 144(k), a person who is not deemed an 'affiliate' of the Company at any time during the three months preceding a sale by him, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an 'affiliate' of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an 'affiliate' of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.


     Notwithstanding the foregoing, the Company and its directors, executive officers and Principal Stockholders have agreed that, subject to certain limitations, without the prior written consent of Morgan Stanley on behalf of the Underwriters, they will not, during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, (1) offer, pledge, sell, contract-to-sell, sell any option or contract-to-purchase, purchase any option or contract-to-sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible, exercisable or exchangeable for Class A Common Stock (whether such shares or any such securities are now owned or are hereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities in cash or otherwise. The foregoing restrictions shall not apply to the sale of any shares of Class A Common Stock pursuant to this Offering or pursuant to the Stock Option Plan or stock options outstanding as of the date of this Prospectus. In addition, the Company's directors, executive officers and Principal Stockholders have agreed that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, they will not during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock. See 'Underwriters.' As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements may not be sold by the Principal Stockholders until the agreements expire, without the prior written consent of Morgan Stanley. Subject in the case of affiliates to the volume limitations described above and the 'lock-up,' all of the shares of Class A Common Stock beneficially owned by Messrs. Perlmutter and Arad and all of the shares of Class A Common Stock issuable upon conversion of Class B Common Stock owned by Marvel are eligible for sale in the public market. See 'Underwriters.'

     Pursuant to the Registration Rights Agreement, the Principal Stockholders have certain rights to require the Company to register some or all of the shares of Class A Common Stock held by them, including shares of Class A Common Stock issuable upon the conversion of Class B Common Stock. Holders of shares of Series A Preferred Stock have certain rights to require the Company to register some or all of the shares of Class A Common Stock issuable upon the conversion of Series A Preferred Stock held by them. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Certain Transactions--Registration Rights Agreement.'

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
                           CERTAIN FEDERAL INCOME TAX
                   CONSEQUENCES TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a 'Non-U.S. Holder'). For this purpose, the term 'United States person' is defined as any person who is a citizen or resident of the United States, a corporation or a partnership or other entity created or organized in the United States or under the laws of the United States or of any state, or an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of source. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with international, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances, or to certain types of Non-U.S. Holders which may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during the three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. It is the current policy of the Board to retain any earnings to finance the operation and expansion of the Company's business. The payment of any cash dividends in the future will depend upon the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board. In addition, the Company's Credit Facility restricts the ability of the Company to pay cash dividends. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources,' 'Price Range of Class A Common Stock' and 'Dividend Policy.' In the event, however, that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation or, if a tax treaty applies, the dividends are attributable to a U.S. permanent establishment of the Non-U.S. Holder. In order to claim the benefit of an applicable tax treaty rate, a Non-U.S. Holder may be required to file with the Company or its dividend paying agent a reduced treaty rate certificate. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to such a United States permanent establishment, are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such effectively connected dividends received by an international corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the 'IRS').

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i)(a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States or (b) if a treaty applies, the gain is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Company is or has been a 'U.S. real property holding corporation' for United States federal income tax purposes within the preceding five years, or (iv) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to expatriates. The Company believes that it has not been and is not currently, and does not anticipate becoming, a 'U.S. real property holding corporation' for United States federal income tax purposes.

     If an individual Non-U.S. Holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Thus, Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Common Stock are urged to consult their tax advisors as to the tax consequences of such sale.

     If a Non-U.S. Holder that is an international corporation falls under clause (i) above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its 'effectively connected earnings and profits' within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty or agreement.

     United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to Non-U.S. Holders outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding. In that regard, under temporary United States Treasury regulations, backup withholding will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States unless the payor has knowledge that the payee is a United States person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not 'exempt recipients' and that fail to provide in the manner required certain identifying information.


     In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a international office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled international corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding should be required in such circumstances. Under proposed Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person.

     Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, CS First Boston Corporation, Smith Barney Inc. and Jefferies & Company, Inc. are serving as U.S. Representatives, have severally agreed to purchase, and the Company and Selling Stockholders have agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, CS First Boston Limited, Smith Barney Inc. and Jefferies International Limited are serving as International Representatives, have severally agreed to purchase, and the Company and Selling Stockholders have agreed to sell to them, the respective number of shares of the Class A Common Stock set forth opposite the names of such Underwriters below:


                                                 NUMBER
NAME                                            OF SHARES
- ---------------------------------------------   ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated..........
  CS First Boston Corporation................
  Smith Barney Inc...........................
  Jefferies & Company, Inc...................

                                                ---------

  Subtotal...................................   2,560,000
                                                ---------

                                                 NUMBER
NAME                                            OF SHARES
- ---------------------------------------------   ---------
International Underwriters:
  Morgan Stanley & Co. International
     Limited.................................
  CS First Boston Limited....................
  Smith Barney Inc...........................
  Jefferies International Limited............

                                                ---------
  Subtotal...................................     640,000
                                                ---------
Total........................................   3,200,000
                                                ---------
                                                ---------


     The U.S. Underwriters and the International Underwriters are collectively referred to as the 'Underwriters,' and the U.S. Representatives and International Representatives are collectively referred to as the 'Representatives.' The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International

Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, 'United States or Canadian Person' means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the law of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Class A Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the price to public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Class A Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Class A Common Stock a notice stating in substance that, by purchasing such Class A Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Class A Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Class A Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and will not offer or sell any shares of Class A Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995 (the 'Regulations'); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Class A Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the Class A Common Stock directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $            per share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $            per share to other Underwriters or to certain other dealers.
After the initial offering of the Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.


     Pursuant to the Underwriting Agreement, Mr. Perlmutter and Mr. Arad have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 480,000 additional shares of Class A Common Stock, consisting of up to 384,000 shares as to Mr. Perlmutter and 96,000 shares as to Mr. Arad, at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock offered by the U.S. Underwriters hereby.


     Notwithstanding the foregoing, the Company and its directors, executive officers, and Principal Stockholders have agreed that, subject to certain limitations, without the prior written consent of Morgan Stanley on behalf of the Underwriters, they will not, during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, (1) offer, pledge, sell, contract-to-sell, sell any option or contract-to-purchase, purchase any option or contract-to-sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly any shares of Class A Common Stock or any securities convertible or exchangeable for Class A Common Stock (whether such shares or any such securities are now owned by the Company's directors, executive officers or Principal Stockholders, or are hereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities in cash or otherwise. The foregoing sentence shall not apply to the sale of any shares of Class A Common Stock pursuant to the Offering or pursuant to the Stock Option Plan or stock options outstanding as of the date of this Prospectus. In addition, the Company's directors, executive officers and Principal Stockholders have agreed that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, they will not during the period commencing on the date hereof and ending 90 days after the date of this Prospectus, make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Battle Fowler LLP. Certain legal matters for the Underwriters will be passed on by Kramer, Levin, Naftalis & Frankel.

                                    EXPERTS

     The combined financial statements and schedule of the Predecessor Company for the four months ended April 30, 1993, and the consolidated financial statements and schedule of the Company for the eight months ended December 31, 1993 and as of and for the years ended December 31, 1994 and 1995, appearing elsewhere in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected without charge at the office of the Commission at the Public Reference Section located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies thereof may be obtained from the Commission upon payment of the prescribed fees. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005, on which the Company's Class A Common Stock is traded.

     The Company has filed with the Commission in Washington, D.C., a

Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and such exhibits and schedules. The Registration Statement and the Exhibits thereto may be inspected without charge at the office of the Commission at the Public Reference Section located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies thereof may be obtained from the Commission upon payment of the prescribed fees. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission are incorporated in this Prospectus by reference:


          (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;



          (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and



          (iii) the Company's Current Report on Form 8-K dated July 24, 1996.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the Offering, shall be deemed incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such reports. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Toy Biz, Inc., 333 East 38th Street, New York, New York 10016, Attention: Daniel J. Werther.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                 TOY BIZ, INC.
                         INDEX TO FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

                                                                         PAGE
                                                                         ----
Report of Independent Auditors........................................    F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995..........    F-3
Statements of Operations for the Four Months Ended April 30, 1993,
  the Eight Months Ended December 31, 1993 and the Years Ended
  December 31, 1994 and 1995..........................................    F-4
Statements of Stockholders' Equity for the Four Months Ended
  April 30, 1993, the Eight Months Ended December 31, 1993
  and the Years Ended December 31, 1994 and 1995......................    F-5
Statements of Cash Flows for the Four Months Ended April 30, 1993,
  the Eight Months Ended December 31, 1993 and the Years Ended
  December 31, 1994 and 1995..........................................    F-6
Notes to Financial Statements.........................................    F-7
Condensed Consolidated Balance Sheets as of December 31, 1995 and
  March 31, 1996 (unaudited)..........................................   F-18
Condensed Consolidated Statements of Income for the three months
  ended March 31, 1995 and 1996 (unaudited)...........................   F-19
Condensed Consolidated Statements of Cash Flows for the three months
  ended March 31, 1995 and 1996 (unaudited)...........................   F-20
Notes to Condensed Consolidated Financial Statements (unaudited)......   F-21


     All other schedules prescribed by the accounting regulations of the Commission are not required or are inapplicable and therefore have been omitted.

                         REPORT OF INDEPENDENT AUDITORS

The Stockholders of Toy Biz, Inc.

We have audited the accompanying consolidated balance sheets of Toy Biz, Inc. and subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the eight months ended December 31, 1993 and the years ended December 31, 1994 and 1995. We have also audited the combined statements of operations, stockholders' equity and cash flows of the predecessor company for the four months ended April 30, 1993. Our audits also included the financial statement schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toy Biz, Inc., and subsidiary at December 31, 1994 and 1995 and the consolidated results of their operations and their cash flows for the eight months ended December 31, 1993 and the years ended December 31, 1994 and 1995 and the combined results of operations and cash flows of the predecessor company for the four months ended April 30, 1993 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

February 5, 1996, except for Note 5,
as to which the date is March 19, 1996
New York, New York

                                 TOY BIZ, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1994        1995
                                                         ----------  ----------
                                                         (IN THOUSANDS, EXCEPT
                                                              SHARE DATA)
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $  4,142    $ 22,484
  Accounts receivable, net (Note 3)....................    62,785      74,748
  Inventories (Note 3).................................    15,552      17,195
  Deferred income taxes (Notes 1 and 6)................     4,837       4,141
  Prepaid expenses and other...........................     1,985       4,476
                                                         ----------  ----------
     Total current assets..............................    89,301     123,044
  Molds, tools and equipment, net (Note 3).............     8,867      12,102
  Product and package design costs, net (Note 3).......     6,238       6,971
  Goodwill and other intangibles, net (Note 3).........       317      10,101
                                                         ----------  ----------
     Total assets......................................  $104,723    $152,218
                                                         ----------  ----------
                                                         ----------  ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $  5,174    $  8,830
  Accrued expenses and other (Note 3)..................    22,788      29,040
  Borrowings under credit facility.....................    21,500          --
                                                         ----------  ----------
     Total current liabilities.........................    49,462      37,870
Notes payable--stockholders (Notes 1 and 4)............    16,845          --
                                                         ----------  ----------
     Total liabilities.................................    66,307      37,870
                                                         ----------  ----------
Redeemable convertible Series A preferred stock........        --       3,016
                                                         ----------  ----------
Stockholders' equity (Note 8):
  Preferred Stock, $.01 par value (after the conversion
     25,000,000 shares authorized; 112,121 shares
     issued as redeemable convertible Series A
     preferred stock, $.01 par value at 12/31/95)......        --          --
  Class A common stock, $.01 par value, 100,000,000
     shares authorized, 14,356,000 issued and
     outstanding at 12/31/94 and 17,126,130 issued and
     outstanding at 12/31/95...........................        --         171
  Class B common stock, $.01 par value, 20,000,000
     shares authorized, 9,894,000 issued and

     outstanding at 12/31/94 and at 12/31/95...........        --          99
  Additional paid-in capital...........................    16,914      61,158
  Retained earnings....................................    21,502      49,904
                                                         ----------  ----------
     Total stockholders' equity........................    38,416     111,332
                                                         ----------  ----------
     Total liabilities and stockholders' equity........  $104,723    $152,218
                                                         ----------  ----------
                                                         ----------  ----------

                       See Notes to Financial Statements.
                                      F-3

                                 TOY BIZ, INC.
                            STATEMENTS OF OPERATIONS

                                   PREDECESSOR
                                     COMPANY        EIGHT MONTHS
                                   FOUR MONTHS         ENDED         YEAR ENDED      YEAR ENDED
                                 ENDED APRIL 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                      1993              1993            1994            1995
                                 ---------------    ------------    ------------    ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................       $10,175          $ 79,569        $156,525        $196,395
Cost of sales.................         5,308            36,682          73,490          88,397
                                 ---------------    ------------    ------------    ------------
  Gross profit................         4,867            42,887          83,035         107,998
                                 ---------------    ------------    ------------    ------------

Operating expenses:
  Selling, general and
     administrative...........         5,840            22,253          38,263          48,234
  Depreciation and
     amortization.............           638             3,459           8,609          12,750
  Compensatory stock option...            --            10,909           4,091              --
                                 ---------------    ------------    ------------    ------------
     Total operating
       expenses...............         6,478            36,621          50,963          60,984
                                 ---------------    ------------    ------------    ------------
Operating income (loss).......        (1,611)            6,266          32,072          47,014
Interest expense..............          (476)             (721)         (1,862)           (490)
Other income, net.............           237               322              65           1,050
                                 ---------------    ------------    ------------    ------------
     Income (loss) before
       income taxes...........        (1,850)            5,867          30,275          47,574
Income taxes (Note 6).........            10             2,379          12,261          19,172
                                 ---------------    ------------    ------------    ------------
     Net income (loss)........       ($1,860)         $  3,488        $ 18,014        $ 28,402
                                 ---------------    ------------    ------------    ------------
                                 ---------------    ------------    ------------    ------------
Net income (loss) per share...       ($  .07)         $    .13        $    .67        $   1.05
Weighted average number of
  common and common equivalent
  shares outstanding (in
  thousands) (assumes 27,000
  shares outstanding for
  periods prior to 1995)......        27,000            27,000          27,000          27,115

                       See Notes to Financial Statements.
                                      F-4

                                 TOY BIZ, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     ADDITIONAL
                                           COMMON     PAID-IN      RETAINED
                                           STOCK      CAPITAL      EARNINGS     TOTAL
                                           ------    ----------    --------    --------
                                                          (IN THOUSANDS)
Capital contributions...................      --      $  1,886           --    $  1,886
Compensatory stock option...............      --        10,909           --      10,909
Net income May 1 to December 31, 1993...      --            --     $  3,488       3,488
                                           ------    ----------    --------    --------
Balance at December 31, 1993............      --        12,795        3,488      16,283
Compensatory stock option...............      --         4,091           --       4,091
Exercise of stock option (Note 9).......      --            28           --          28
Net Income..............................      --            --       18,014      18,014
                                           ------    ----------    --------    --------
Balance at December 31, 1994............      --        16,914       21,502      38,416
Proceeds from initial public offering...    $270        43,875           --      44,145
Exercise of stock option................      --           411           --         411
Accretion of redeemable preferred
  stock.................................      --           (42)          --         (42)
Net income..............................      --            --       28,402      28,402
                                           ------    ----------    --------    --------
Balance at December 31, 1995............    $270      $ 61,158     $ 49,904    $111,332
                                           ------    ----------    --------    --------
                                           ------    ----------    --------    --------

                                                     ADDITIONAL
                                           COMMON     PAID-IN      RETAINED
                                           STOCK      CAPITAL      EARNINGS    TOTAL
                                           ------    ----------    --------    ------
PREDECESSOR COMPANY
- ----------------------------------------
                                                         (IN THOUSANDS)
Balance at December 31, 1992............    $ 10          --        $2,374     $2,384
Net loss January 1 to April 30, 1993....      --          --        (1,860)    (1,860)
                                           ------    ----------    --------    ------
Balance at April 30, 1993 before
  contribution..........................      10          --           514        524
Contribution of intercompany amount to
  equal transfer of net assets
  to new company........................      --        $862            --        862
                                           ------    ----------    --------    ------
Balance at April 30, 1993 after
  contribution..........................    $ 10        $862        $  514     $1,386

                                           ------    ----------    --------    ------
                                           ------    ----------    --------    ------

                       See Notes to Financial Statements.
                                      F-5

                                 TOY BIZ, INC.
                            STATEMENTS OF CASH FLOWS

                                           PREDECESSOR
                                             COMPANY
                                           FOUR MONTHS    EIGHT MONTHS
                                              ENDED          ENDED         YEAR ENDED      YEAR ENDED
                                            APRIL 30,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                              1993            1993            1994            1995
                                           -----------    ------------    ------------    ------------
                                                                 (IN THOUSANDS)
Cash flow from operating activities:
  Net income (loss).....................     ($1,860)       $  3,488        $ 18,014        $ 28,402
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Depreciation and amortization......         638           3,459           8,609          12,750
     Provision for deferred income
       taxes............................          --          (7,648)          2,811             696
     Compensatory stock option..........          --          10,909           4,091              --
     Changes in operating assets and
       liabilities:
       Accounts receivable..............       6,040         (20,930)        (34,571)        (11,260)
       Inventories......................       1,101             132          (9,913)          1,130
       Prepaid expenses and other.......         902          (1,215)          1,431          (2,378)
       Other assets.....................         (41)           (649)            449             (17)
       Accounts payable.................      (3,499)          2,372           2,399           3,656
       Accrued expenses and other.......      (6,836)         12,689           5,215           2,049
       Due to affiliates................        (757)           (417)             --             517
                                           -----------    ------------    ------------    ------------
Net cash (used in) provided by operating
  activities............................      (4,312)          2,190          (1,465)         35,545
                                           -----------    ------------    ------------    ------------
Cash flow from investing activities:
  Purchases of molds, tools and
     equipment..........................        (930)         (2,416)        (10,862)         (9,591)
  Expenditures for product and package
     design costs.......................      (1,731)         (2,349)         (6,369)         (6,545)
  Acquisition of Spectra Star and
     Quest..............................          --              --              --          (9,004)
                                           -----------    ------------    ------------    ------------
Net cash used in investing activities...      (2,661)         (4,765)        (17,231)        (25,140)
                                           -----------    ------------    ------------    ------------
Cash flow from financing activities:
  Capital contributions.................          --             500              --              --
  Issuance of notes to stockholder......          --           8,252              --              --
  Payment of notes to stockholder.......          --          (8,752)             --         (15,119)
  Exercise of stock option..............          --              --              28             411
  Net borrowings under credit

     agreement..........................          --           4,500          17,000         (21,500)
  Borrowings from stockholder and
     affiliates.........................      15,817              --           1,099              --
  Repayments to stockholder and
     affiliates.........................      (8,386)             --              --              --
  Proceeds from initial public
     offering...........................          --              --              --          44,145
                                           -----------    ------------    ------------    ------------
Net cash provided by financing
  activities............................       7,431           4,500          18,127           7,937
                                           -----------    ------------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents...........................         458           1,925            (569)         18,342
Cash and cash equivalents at beginning
  of period.............................       2,328           2,786           4,711           4,142
                                           -----------    ------------    ------------    ------------
Cash and cash equivalents at end of
  period................................     $ 2,786        $  4,711        $  4,142        $ 22,484
                                           -----------    ------------    ------------    ------------
Supplemental disclosure of cash flow
  information:
  Interest paid during the period.......     $     2        $    537        $    624        $  2,335
  Income taxes paid during the period...          --           8,689           5,878          16,410
Other non-cash transactions:
  Exchange of assets for common stock
     (Note 1)...........................          --           1,386              --              --
  Issuance of preferred stock for
     Spectra Star, including accretion
     of preferred dividend of $42 (See
     Note 11)...........................          --              --              --           3,016

                       See Notes to Financial Statements.
                                      F-6

                                 TOY BIZ, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Toy Biz, Inc. ('Toy Biz' or the 'Company') was formed on April 30, 1993 pursuant to a Formation and Contribution Agreement ('Formation Agreement'), entered into by the Predecessor Company, Mr. Isaac Perlmutter (the sole stockholder of the Predecessor Company), Marvel Entertainment Group, Inc. ('Marvel') and Avi Arad ('Mr. Arad'). The Predecessor Company had been Marvel's largest toy licensee. Toy Biz designs, markets and distributes, principally in the United States (See Note 2), boys', girls', infant/preschool and activity toys based on popular entertainment properties and consumer brand names. The Company also designs, markets and distributes its own line of proprietary toys. The Predecessor Company was incorporated in 1990, pursuant to an asset purchase agreement with Charan Industries, Inc.

     In accordance with the Formation Agreement, the Predecessor Company contributed all of its and an affiliate's assets ($23,335,000) and certain specified liabilities ($21,949,000) to the Company for 44% of Toy Biz's capital stock. Such specified liabilities included approximately $15,363,000 due to Mr. Perlmutter and other affiliated companies of the Predecessor Company. A portion of the assumed liabilities due to Mr. Perlmutter was paid in cash ($8,752,000) and the remainder of the assumed liabilities due to Mr. Perlmutter was converted into a promissory note ($6,611,000). Marvel made a capital contribution of $500,000 for 46% of the Company's capital stock and a loan, in the form of a note, of $8,507,000. In addition, Marvel granted the Company an exclusive, perpetual and royalty-free license to design and distribute toys based on Marvel characters. Pursuant to the Formation Agreement, in exchange for the contribution to the Company of his interests in certain license agreements with the Company and cash, Mr. Arad received 10% of the Company's capital stock. In addition, the Company granted Mr. Arad the Arad Stock Option (the 'Option') to acquire an additional 10% of the Company's capital stock (see Note 9 regarding the Option and its subsequent exercise). Mr. Arad also agreed to enter into the Arad Consulting Agreement and the Master License Agreement.

     Financial statements for periods prior to April 30, 1993 are those of the Predecessor Company and its historical cost basis has been retained. Since Marvel and Mr. Arad are considered to be promoters of Toy Biz and its public offering, their licenses have been valued at their cost.

  Basis of Presentation

     The combined financial statements for the four month period ended April 30, 1993 represent the combined results of the Predecessor Company and Toy Biz International Ltd., a Hong Kong company indirectly controlled by the Predecessor Company. The consolidated financial statements as of and for the eight months ended December 31, 1993 and as of and for the years ended December 31, 1994 and 1995 include the accounts of the Company and its subsidiary in Hong Kong. Upon consolidation or combination, all significant intercompany accounts and transactions are eliminated.

     The four month period ended April 30, 1993 includes five months of results of Toy Biz International Ltd. as a result of changing Toy Biz International Ltd.'s year end from November 30 to December 31.

     Certain amounts included in prior year financial statements have been reclassified to conform with 1995 presentation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The principal areas of judgment relate to provisions for

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) returns and other sales allowances, and doubtful accounts, and the realizability of inventories, molds, tools and equipment, and product and package design costs. Actual results could differ from those estimates.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Inventories

     Inventories are valued at the lower of cost (first-in, first-out method) or market.

  Molds, Tools, and Equipment

     Molds, tools and equipment are stated at cost less accumulated depreciation and amortization. The Company owns the molds and tools used in production of the Company's products by third-party manufacturers. At December 31, 1995, certain of these costs related to products that were not yet in production or were not yet being sold by the Company. For financial reporting purposes, depreciation and amortization is computed by the straight-line method over a three year period (the estimated life) for molds and tooling costs and over the useful life for furniture and fixtures and office equipment. On an ongoing basis the Company reviews the lives and carrying value of molds and tools based on the sales and operating results of the related products. If the facts and circumstances suggest a change in useful lives or an impairment in the carrying value, the useful lives are adjusted and unamortized costs are written off accordingly.

Write-offs, in excess of normal amortization, which are included in depreciation and amortization on the accompanying Statements of Operations for the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995 were approximately $0, $339,000, $461,000, and $636,000, respectively.

  Product and Package Design Costs

     The Company capitalizes costs related to product and package design when such products are determined to be commercially acceptable. Product development costs include costs relating to the preparation of precise detailed mechanical drawings and the production of sculptings and other handcrafted models from which molds and dies are made. Package design costs include costs relating to art work, modeling and printing separations used in the production of packaging. At December 31, 1995, certain of these costs related to products that were not yet in production or were not yet being sold by the Company. For financial reporting purposes, depreciation and amortization of product and package design is computed by the straight-line method over a three year period (the estimated life). On an ongoing basis the Company reviews the useful lives and carrying value of product and package design costs based on the sales and operating results of the related products. If the facts and circumstances suggest a change in useful lives or an impairment in the carrying value, the useful lives are adjusted and unamortized costs are written off accordingly. Write-offs, in excess of normal amortization, which are included in depreciation and amortization on the accompanying Statements of Operations, for the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995 were approximately $0, $415,000, $807,000, and $1,276,000, respectively.

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Goodwill and Other Intangibles

     Goodwill is amortized over 40 years and other intangibles are amortized over 17 years.

  Research and Development

     Research and development ('R&D') costs are charged to operations as incurred. For the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, R&D expenses were $250,000, $1,169,000, $2,829,000, and $4,980,000 respectively.

  Revenue Recognition

     Sales are recorded upon shipment of merchandise and a provision for future returns and other sales allowances is established based upon historical experience and management estimates. Income from licensing of the Company's products and trade names is recorded in sales at the time they are available to the licensee and collection is reasonably assured. For the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, licensing revenues were $0, $0, $782,000 and $3,268,000, respectively.

  Advertising Costs

     Advertising production costs are expensed when the advertisement is first run. Media advertising costs are expensed on the projected unit of sales method during interim periods. For the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, advertising expenses were $161,000, $9,834,000, $15,667,000 and
$18,864,000, respectively. At December 31, 1994 and 1995, the Company had incurred $10,000 and $474,000, respectively, of prepaid advertising costs, principally related to production of advertisements that will arise in fiscal 1995 and 1996, respectively.

  Royalties

     Minimum guaranteed royalties, as well as royalties in excess of minimum guarantees, are expensed based on sales of related products. The realizability of minimum guarantees paid is evaluated by the Company based on the projected sales of the related products.

  Income Taxes

     Through April 30, 1993, the Predecessor Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended. Consequently, the Predecessor Company was not subject to Federal and certain state income taxes as the stockholder included the results of the Predecessor Company's operations in his income for tax purposes.

     Effective May 1, 1993, the Company adopted the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using tax rates and laws that are scheduled to be in effect when the differences are scheduled to reverse.

     Income tax expense includes U.S. and foreign income taxes, including U.S. Federal taxes on undistributed earnings of foreign subsidiaries to the extent that such earnings are planned to be remitted. Deferred taxes are provided to the extent that income for financial and tax purposes is not the same.

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Foreign Currency Translation


     The financial position and results of operations of the Company's Hong Kong subsidiary are measured using the U.S. dollar as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts and cash flows are translated at the average rate of exchange prevailing during the period. Translation adjustments, which were not material, arising from the use of differing exchange rates are included in the results of operations.

  Income Per Share

     Net income per common share is computed by dividing net income, less the amount applicable to preferred dividends, by the weighted average common and common equivalent shares outstanding during the year. When diluted, common stock equivalents are included as stock equivalents using the treasury method.

  Impact of Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board ('FASB') issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe that there will be any effect on amounts reported.

     In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 125, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995, or upon initial adoption of the statement, if earlier. The Company continues to evaluate the provisions of Statement No. 123 and has not determined whether it will adopt the recognition and measurement provisions of that Statement, which the Company expects would result in increased compensation expense in future periods.

2. SALES TO MAJOR CUSTOMERS AND CREDIT RISK

     The Company primarily sells its merchandise to major retailers, principally throughout the United States. Credit is extended based on an evaluation of the customer's financial condition, and, generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

     During the four month period ended April 30, 1993, three customers accounted for approximately 32%, 16% and 13% of total net sales. During the eight month period ended December 31, 1993, three customers accounted for approximately 31%, 16% and 16% of total net sales. During the year ended December 31, 1994, three customers accounted for approximately 31%, 18% and 13% of total net sales. During the year ended December 31, 1995, three customers accounted for approximately 29%, 18% and 12% of total net sales.

     The Company's Hong Kong subsidiary supervises the manufacturing of the Company's products in China and also sells such products internationally, as did the Predecessor Company's Hong Kong affiliate. All sales are made F.O.B. Hong Kong against letters of credit. During the four month period ended April 30, 1993, the eight

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

2. SALES TO MAJOR CUSTOMERS AND CREDIT RISK--(CONTINUED)

month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, international sales were approximately 8%, 10%, 9%, and 11%, respectively, of total net sales. During those periods, the Hong Kong operations reported operating income (loss) of approximately $(168,000), $1,185,000, $3,009,000 and $6,642,000 respectively. At December 31, 1994 and 1995 the Company had assets in Hong Kong of approximately $5,840,000, and $13,915,000, respectively, and the Hong Kong subsidiary represents $3,644,000 and $9,277,000, respectively, of the Company's consolidated retained earnings.

3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

     Accounts receivable, net, consists of the following:

                                                  DECEMBER 31,
                                           --------------------------
                                              1994           1995
                                           -----------    -----------
Accounts Receivable.....................   $73,054,000    $86,019,000
Less allowances for:
  Doubtful accounts.....................      (516,000)      (516,000)
  Advertising, markdowns, returns,
     volume discounts and other.........    (9,753,000)   (10,755,000)
                                           -----------    -----------
Total...................................   $62,785,000    $74,748,000
                                           -----------    -----------
                                           -----------    -----------

     Inventories consist of the following:


                                                  DECEMBER 31,
                                           --------------------------
                                              1994           1995
                                           -----------    -----------
Finished goods, net.....................   $14,830,000    $13,504,000
Component parts, raw materials and
  work-in-process.......................       722,000      3,691,000
                                           -----------    -----------
Total...................................   $15,552,000    $17,195,000
                                           -----------    -----------
                                           -----------    -----------

     Molds, tools and equipment, net, consists of the following:

                                                  DECEMBER 31,
                                           --------------------------
                                              1994           1995
                                           -----------    -----------
Molds, tools and equipment..............   $14,182,000    $20,921,000
Office equipment and other..............     1,160,000      1,628,000
Less accumulated depreciation and
  amortization..........................    (6,475,000)   (10,447,000)
                                           -----------    -----------
Total...................................   $ 8,867,000    $12,102,000
                                           -----------    -----------
                                           -----------    -----------

     Product and package design costs, net, consists of the following:

                                                  DECEMBER 31,
                                           --------------------------
                                              1994           1995
                                           -----------    -----------
Product design costs....................   $ 8,285,000    $ 9,854,000
Package design costs....................     3,002,000      3,675,000
Less accumulated amortization...........    (5,049,000)    (6,558,000)
                                           -----------    -----------
Total...................................   $ 6,238,000    $ 6,971,000
                                           -----------    -----------
                                           -----------    -----------

                                 TOY BIZ, INC.

                               DECEMBER 31, 1995

3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS--(CONTINUED)
     Goodwill and other intangibles, net, consists of the following:

                                                  DECEMBER 31,
                                           --------------------------
                                              1994           1995
                                           -----------    -----------
Goodwill................................   $        --    $ 9,815,000
Patents and other intangibles...........       350,000        409,000
Less accumulated amortization...........       (33,000)      (123,000)
                                           -----------    -----------
Total...................................   $   317,000    $10,101,000
                                           -----------    -----------
                                           -----------    -----------

     Accrued expenses and other consists of the following:

                                                  DECEMBER 31,
                                           --------------------------
                                              1994           1995
                                           -----------    -----------
Accrued advertising costs...............   $ 7,429,000    $ 9,459,000
Accrued royalties.......................     3,224,000      3,956,000
Income taxes payable....................     5,223,000      7,374,000
Deferred income.........................       720,000        179,000
Other accrued expenses..................     6,192,000      8,072,000
                                           -----------    -----------
Total...................................   $22,788,000    $29,040,000
                                           -----------    -----------
                                           -----------    -----------

4. RELATED PARTY TRANSACTIONS

     The notes payable-stockholders were paid with proceeds from the Initial Public Offering (the 'Offering'). Interest accrued at the prime rate, as defined, and was payable at maturity. Interest expense on the notes amounted to approximately $626,000 for the eight month period ended December 31, 1993 and $1,099,000 and $235,000 for the years ended December 31, 1994 and 1995, respectively and was added to the notes.

     During the four month period ended April 30, 1993, the Company accrued $970,000 of royalties to Marvel for a license relating to Marvel Characters. No such royalties were incurred after April 30, 1993.


     Marvel provides certain support to the Company relating to licensing agreements, promotion, legal and financial matters. The cost for these support services has been included in selling, general and administrative expenses, and amounted to $875,000 for the eight months ended December 31, 1993, and $498,000 and $306,000 for the years ended December 31, 1994 and 1995 respectively.

     An affiliate of the Company, which is wholly-owned by Mr. Perlmutter, acts as the Company's media consultant in placing the Company's advertising and, in connection therewith, receives certain fees and commissions based on the cost of the placement of such advertising. During the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995 the Company paid fees and commissions to the affiliate totalling approximately $36,000, $582,000, $859,000, and $970,000 respectively, relating to such advertisements.

     During the four month period ended April 30, 1993, the Company sold merchandise to an entity controlled by Mr. Perlmutter aggregating $618,000. Related receivables were $328,000 as of December 31, 1993. This amount was subsequently collected.

     The Company sold merchandise to a subsidiary of Marvel totalling $429,000 and $1,616,000 for the years ended December 31, 1994 and 1995, respectively. Related receivables were $121,000 and $945,000 as of December 31, 1994 and 1995, respectively. These amounts were subsequently collected.

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

4. RELATED PARTY TRANSACTIONS--(CONTINUED)

     Included in interest expense for the four month period ended April 30, 1993, is approximately $380,000, accrued to Mr. Perlmutter or entities wholly owned by Mr. Perlmutter.

     During the four month period ended April 30, 1993, Mr. Perlmutter received approximately $259,000 as compensation for his assistance in establishing relationships with significant customers of the Company. These amounts were paid to another entity wholly owned by Mr. Perlmutter and are included in selling, general and administration expenses. No such fees were incurred after April 30, 1993.

     During the four month period ended April 30, 1993, the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995, the Company accrued royalties to Mr. Arad for toys he invented or designed of $257,000, $4,063,000, $6,541,000, and $5,734,000 respectively.

     Advances to fund the initial operations of an affiliated entity amounted to approximately $394,000 at December 31, 1993. During 1994, additional advances of approximately $591,000 were made and the Company was subsequently reimbursed for all advances.


     The Company shares office space and certain general and administrative costs with affiliated entities. The Company paid rent to the affiliated entity; however, this was not subject to a formal sublease agreement. In 1994, the lease was amended and the Company became the lessee. Rent paid to the affiliated entity amounted to approximately $164,000 and $128,000 for the years ended December 31, 1993, and 1994, respectively. Rent received from affiliates was $155,000 and $172,000 for the years ended December 31, 1994 and 1995, respectively. While certain costs are not allocated among the entities, the Company believes that it bears its proportionate share of these costs.

     The results for the four month period ended April 30, 1993 are net of approximately $2,000,000 of bonuses paid by the Predecessor Company to employees in connection with the formation of the Company.

5. COMMITMENTS AND CONTINGENCIES

     Leases: The Company is a party to various noncancelable operating leases involving office and warehouse space expiring on various dates through April 30, 2004. The leases are subject to escalations based on cost of living adjustments and tax allocations. Minimum future obligations on these leases are as follows:

1996....................................   $  718,000
1997....................................      281,000
1998....................................      135,000
1999....................................      151,000
2000....................................      151,000
Thereafter..............................      502,000
                                           ----------
                                           $1,938,000
                                           ----------
                                           ----------

     Rent expense amounted to approximately $59,000 and $163,000 for the four month and eight month periods ended April 30, 1993 and December 31, 1993, respectively, and $406,000, and $522,000 for the years ended December 31, 1994 and 1995, respectively.

     Legal Matters: On December 28, 1995 G.D.L. Management Incorporated ('GDL') commenced an action against the Company, Mr. Perlmutter and the Predecessor Company in the Supreme Court of the State of New York, County of New York. The amended complaint in that action, which was served on March 19, 1996, alleges that GDL is entitled to receive ten percent of the capital stock of the Predecessor Company pursuant to an alleged 1990 agreement between GDL and Mr. Perlmutter and seeks money damages based on the value of ten percent of the Company's Class A Common Stock beneficially owned by Mr. Perlmutter, as well as other consideration

                                 TOY BIZ, INC.

                               DECEMBER 31, 1995

5. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

received by him, and a variety of equitable remedies. Mr. Perlmutter has denied all of the material allegations made in support of GDL's claims, and pursuant to the Formation Agreement, agreed to indemnify the Company in respect to any liability arising from GDL's claims. The Company intends to move to dismiss GDL's amended complaint for failure to state a cause of action. The Company does not believe that any of the claims made against it will have a material adverse effect on its financial position because it believes that all of the claims against it are without merit and because of the indemnity provided to it in the Formation Agreement.

     The Company is also involved in various legal proceedings arising in the normal course of business. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company's financial position.

6. INCOME TAXES

     The provision (benefit) for income taxes for the eight month period ended December 31, 1993 and the years ended December 31, 1994 and 1995 is summarized as follows:

                                    1993           1994           1995
                                 -----------    -----------    -----------
Current:
  Federal.....................   $ 7,538,000    $ 7,222,000    $15,429,000
  State.......................     2,183,000      2,225,000      1,923,000
  Foreign.....................       306,000          3,000      1,124,000
                                 -----------    -----------    -----------
                                  10,027,000      9,450,000     18,476,000
                                 -----------    -----------    -----------
Deferred:
  Federal.....................    (5,963,000)     2,192,000        543,000
  State.......................    (1,685,000)       619,000        153,000
                                 -----------    -----------    -----------
                                  (7,648,000)     2,811,000        696,000
                                 -----------    -----------    -----------
Provision for income taxes....   $ 2,379,000    $12,261,000    $19,172,000
                                 -----------    -----------    -----------
                                 -----------    -----------    -----------

     The differences between the statutory federal income tax rate and the effective tax rate for the eight months ended December 31, 1993 and the years ended December 31, 1994 and 1995 are attributable to the following:


                                           1993      1994      1995
                                           ----      ----      ----
Federal income tax provision computed at
  the statutory rate....................   35.0%     35.0%     35.0%
State taxes, net of Federal income tax
  effect................................    5.5       5.5       5.3
                                           ----      ----      ----
Effective rate..........................   40.5%     40.5%     40.3%
                                           ----      ----      ----
                                           ----      ----      ----

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets at December 31, 1994 and 1995 are as follows:

                                              1994          1995
                                           ----------    ----------
Allowance for future returns, other
  sales allowances and doubtful accounts
  and other allowances..................   $2,398,000    $1,377,000
Inventory valuation.....................    1,633,000     1,842,000
Depreciation............................      806,000       983,000
Amortization............................           --       (61,000)
                                           ----------    ----------
                                           $4,837,000    $4,141,000
                                           ----------    ----------
                                           ----------    ----------

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

7. CREDIT FACILITY

     The Company has a $30,000,000 revolving credit facility (the 'Facility') with a syndicate of banks with Chemical Bank as administrative agent. The Facility matures on February 21, 1998; however, the Company may voluntarily reduce the commitment from time to time with appropriate notice to the administrative agent for the syndicate of banks. Borrowings under the Facility are collateralized by substantially all Company assets. Borrowings under the Facility bear interest at either Chemical Bank's alternate base rate or at the Eurodollar rate plus the applicable margin (as defined).

     The Facility contains various financial covenants, as well as restrictions,

on new indebtedness, prepaying or amending subordinated debt, acquisitions and similar investments, the sale or transfer of assets, capital expenditures, limitations on restricted payments, dividends, issuing guarantees and creating liens. The credit facility also requires an annual reduction, commencing January 1, 1996, of outstanding borrowings to zero for a period of 45 consecutive days, commencing during the first six months of each calendar year. In addition, the credit facility also requires that (a) Marvel continue to control, as defined, the Company and (b) the toy license agreement between the Company and Marvel remain in effect. The credit facility is not guaranteed by Marvel.

     The interest rate for borrowing as of December 31, 1994 and 1995 was 8.5% and the weighted average interest rate for 1994 and 1995 was 8.4% and 8.8%, respectively. The maximum amounts outstanding during 1994 and 1995 were $23,500,000 and $21,500,000, respectively. The amount available under the Facility at December 31, 1995 was $30,000,000. The Facility requires the Company to pay a commitment fee of 3/8 of 1% per annum on the average daily unused portion.

8. CAPITAL STOCK STRUCTURE AND STOCK OPTION PLAN

     In addition to Class A and Class B common stock shown on the accompanying balance sheet, the Company has authorized 2,500 shares of preferred stock, par value $.01.

     In December, 1994, the Company's Board of Directors approved the authorization of Class A Common Stock and Class B Common Stock and the conversion of each share of the Company's former Class A common stock into 9,700 shares of its newly created Class B Common Stock and of each share of its former Class B and C common stock into 9,700 shares of its newly created Class A Common Stock, to be effected simultaneously with the closing of the Offering of the Company's Class A Common Stock.

     Two shares of the outstanding Class B Common Stock are owned of record by voting trusts of which Messrs. Perlmutter and Arad are trustees and Marvel is the sole beneficiary. Each of Messrs. Perlmutter and Arad will have the right to vote the share of Class B Common Stock held by voting trust in his absolute discretion until the termination of such trust. Certain fundamental transactions will require the unanimous consent of the holders of Class B Common Stock voting as a class.

     The Class B Common Stock has ten votes for each share outstanding for most matters brought to a vote of the stockholders; whereas, the Class A Common Stock has only have one vote per share on such matters.

     On March 2, 1995, the Company completed an initial public offering (the 'Offering') by issuing 2,750,000 new shares of its Class A Common Stock at $18.00 per share. The net proceeds of the Offering to the Company ($44,145,000) were used to repay notes payable to the principal shareholders and to increase working capital. As part of the Offering, Mr. Arad sold 700,000 shares of Class A Common Stock owned by him to pay taxes due in connection with the exercise of a stock option. See Note 9.

     The Company's 1995 Stock Option Plan (the 'Plan') provides for the issuance of Stock Options ('Options') and Stock Appreciation Rights ('SAR's') for up to

1,350,000 shares of the Company's Class A Common Stock at fair market value at the time of grant. One-third of the Options become exercisable at the date of the grant (the 'Grant Date'), and the balance of the Options become exercisable in equal increments on the first and second anniversaries of the Grant Date. During 1995, the Company granted Options for 1,049,000

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995

8. CAPITAL STOCK STRUCTURE AND STOCK OPTION PLAN--(CONTINUED)

shares of its Class A Common Stock at prices ranging from $18.00 to $22.625, of which Options for 20,130 shares were exercised and Options for 33,268 shares were cancelled. At December 31, 1995, Options for 995,602 and 329,187 shares were outstanding and exercisable, respectively. No SAR's have been granted and Options with respect to 334,268 shares are available for future grants.

9. STOCK OPTION AGREEMENT

     Pursuant to the Formation Agreement executed by the Company, Mr. Arad received the Option to acquire an additional pre-conversion 278 shares of the Company's Class C common stock at $100 per share. The Option, which expires April 30, 1998, was exercisable contingent upon the Company achieving certain operating results, as defined. At the end of 1993, it became evident that the operating results necessary for the Option to become exercisable would, in all likelihood, be achieved sometime in 1994. Therefore, the Company amended the Option so that it became exercisable March 31, 1994. Based on an independent appraisal of the value of the Option, the Company charged operations for the last quarter of 1993 $10,909,000 for this compensatory stock option and operations for the three month period ended March 31, 1994 with the remainder of the value of the Option ($4,091,000). The appraisal of the value of the Option, performed in April, 1994, determined the value of the shares issuable on exercise of the Option to be $6.19 per share. The appraisal applied market multiples of 1994 earnings estimates of publicly traded companies considered to be comparable to the Company to the Company's 1994 projected earnings and considered the Company's dependence on Mr. Arad and the illiquid nature of the shares subject to the Option.

     On June 30, 1994, Mr. Arad exercised the stock option described above. In connection with that exercise, the Company agreed to loan Mr. Arad (the 'Option Loan') an amount necessary to allow Mr. Arad to pay the incremental Federal, state and local income tax liability that he incurred as a result of the vesting and exercise of the Option. The Company advanced Mr. Arad $10,000 in 1994 under the Option Loan. Mr. Arad repaid the $10,000 advance under the Option Loan upon the consummation of the Offering and the pledge was released at that time. See
Note 8.

                                 TOY BIZ, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1995

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial information for the years ended December 31, 1994 and 1995 is as follows (dollars in thousands, except per share data):

                                              1994                                           1995
                          --------------------------------------------   --------------------------------------------
QUARTER ENDED             MARCH 31  JUNE 30  SEPTEMBER 30  DECEMBER 31   MARCH 31  JUNE 30  SEPTEMBER 30  DECEMBER 31
- ------------------------- --------  -------  ------------  -----------   --------  -------  ------------  -----------
Net Sales................ $18,136   $28,099    $ 41,308      $68,982     $27,888   $30,435    $ 58,687      $79,385
Gross Profit.............  10,836    14,912      21,226       36,061      14,490    18,420      32,227       42,861
Operating income.........     481     6,065      11,377       14,149       5,078     6,981      15,789       19,166
Net income...............     106     3,288       6,346        8,274       2,859     4,323       9,480       11,740
Net income per share..... $    --   $   .12    $    .24      $   .31     $   .11   $   .16    $    .35      $   .43
Weighted average number
  of common and common
  equivalent shares
  outstanding (in
  thousands)(2)..........  27,000    27,000      27,000       27,000      27,000    27,000      27,193       27,199

- ------------------
(1) The first quarter of 1994 includes a charge of $4,091,000 with respect to a stock option. (See Note 9)

(2) Assumes 27,000,000 common and common equivalent shares outstanding for periods prior to 1995.

(3) Certain amounts included in 1994 Financial Statements have been reclassified to conform with 1995 presentation.

11. ACQUISITION

     On September 11, 1995, pursuant to an Asset Purchase Agreement dated as of August 17, 1995, as amended, between the Company and Spectra Star, Inc. ('Spectra Star'), the Company acquired certain assets and assumed certain liabilities of Spectra Star (the 'Acquisition'). Spectra Star is the leading U.S. manufacturer and marketer of children's and performance kites. Spectra Star also manufactures other toy and recreation products, many of which feature popular children's entertainment characters. The purchase price, including estimated fees related to the Acquisition, totaled approximately $13.6 million, consisting of approximately $10.6 million of cash and assumed liabilities and a maximum of 130,303 shares of Series A Preferred Stock (the 'Preferred Stock') with a maximum redemption value of $4.3 million. The Preferred Stock is convertible at any time after March 10, 1996 at the option of the holders into 130,303 shares of Class A Common Stock or cash at the then present value of the Preferred Stock. The present value of the Preferred Stock issued was approximately $3.0 million as of December 31, 1995. The Company utilized available cash to finance the Acquisition.


     The Acquisition was accounted for using the purchase method of accounting. Based on a preliminary allocation of purchase price, the fair value of the assets acquired is summarized below.

     Current assets..........................   $ 3,470
     Noncurrent assets.......................       521
     Intangibles.............................     9,566
                                                -------
                                                $13,557
                                                -------
                                                -------

     The following unaudited pro forma consolidated financial information gives effect to the Acquisition as if it occurred at the beginning of the periods presented. These pro forma results include certain adjustments, such as increased amortization, decreased interest expense and the elimination of a discontinued product line, and are not necessarily indicative of what results would have been had the Acquisition occurred at the beginning of the respective periods.

                                           FOR THE YEARS ENDED DECEMBER
                                                 ----------------
                                                       1994
                                           ----------------------------
Net sales...............................             $173,548
Net income..............................             $ 16,500
Net income per share....................             $    .60

                                 TOY BIZ, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                     DECEMBER 31,     MARCH 31,
                                                        1995*           1996
                                                     ------------    -----------
                                                                     (UNAUDITED)
                      ASSETS
Current Assets:
  Cash and cash equivalents.......................     $ 22,484       $   8,551
  Accounts receivable, net........................       74,748          66,382
  Inventories.....................................       17,195          14,698
  Deferred income taxes...........................        4,141           4,141
  Prepaid expenses and other......................        4,476           7,750
                                                     ------------    -----------
     Total current assets.........................      123,044         101,522
Mold, tools and equipment, net....................       12,102          13,333
Product and package design costs, net.............        6,971           8,778
Goodwill and other intangibles, net...............       10,101          10,130
                                                     ------------    -----------
     Total assets.................................     $152,218       $ 133,763
                                                     ------------    -----------
                                                     ------------    -----------
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................     $  8,830       $   4,309
  Accrued expenses and other......................       29,040          13,206
                                                     ------------    -----------
     Total current liabilities....................       37,870          17,515
                                                     ------------    -----------
     Total liabilities............................       37,870          17,515
                                                     ------------    -----------
Redeemable preferred stock........................        3,016           1,611
                                                     ------------    -----------
Stockholders' equity:
  Common stock....................................          270             270
  Additional paid-in capital......................       61,158          61,290
  Retained earnings...............................       49,904          53,077
                                                     ------------    -----------
     Total stockholders' equity...................      111,332         114,637
                                                     ------------    -----------
     Total liabilities and stockholders' equity...     $152,218       $ 133,763
                                                     ------------    -----------
                                                     ------------    -----------


- ------------------

* Derived from the audited Financial Statements for the year ended December 31, 1995.

     The accompanying Notes to Condensed Consolidated Financial Statements
                   are an integral part of these statements.
                                      F-18

                                 TOY BIZ, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        THREE MONTHS
                                                      ENDED MARCH 31,
                                                     ------------------
                                                      1995       1996
                                                     -------    -------
                                                        (UNAUDITED)
Net sales.........................................   $27,888    $38,369
Cost of sales.....................................    13,398     19,733
                                                     -------    -------
  Gross profit....................................    14,490     18,636
                                                     -------    -------
Operating expenses:
  Selling, general and administrative.............     7,717     11,369
  Depreciation and amortization...................     1,695      2,144
                                                     -------    -------
     Total operating expenses.....................     9,412     13,513
                                                     -------    -------
Operating income..................................     5,078      5,123
Interest (income) expense, net....................       233       (166)
                                                     -------    -------
  Income before provision for income taxes........     4,845      5,289
Provision for income taxes........................     1,986      2,116
                                                     -------    -------
  Net income......................................   $ 2,859    $ 3,173
                                                     -------    -------
                                                     -------    -------
Net income per share..............................   $  0.11    $  0.12
                                                     -------    -------
                                                     -------    -------
Weighted average number of common and common
  equivalent shares outstanding...................    27,000     27,201
                                                     -------    -------
                                                     -------    -------

     The accompanying Notes to Condensed Consolidated Financial Statements
                   are an integral part of these statements.
                                      F-19

                                 TOY BIZ, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                        THREE MONTHS
                                                      ENDED MARCH 31,
                                                     ------------------
                                                      1995       1996
                                                     -------    -------
                                                        (UNAUDITED)
Cash flow from operating activities:
  Net income......................................   $ 2,859    $ 3,173
                                                     -------    -------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization...................     1,695      2,144
  Changes in assets and liabilities:
     Decrease in accounts receivable, net.........    27,303      8,366
     Decrease in inventories......................     2,666      2,497
     Increase in prepaid expenses and other.......    (2,453)    (3,274)
     Decrease in accounts payable.................    (3,511)    (4,521)
     Decrease in accrued expenses and other.......   (14,215)   (15,834)
                                                     -------    -------
Net cash provided by (used in) operating
  activities......................................    14,344     (7,449)
                                                     -------    -------
Cash flow from investing activities:
  Purchases of molds, tools and equipment.........    (1,867)    (2,588)
  Expenditures for product and package design
     costs........................................    (1,613)    (2,525)
  Other investments...............................       (29)       (98)
                                                     -------    -------
Net cash used in investing activities.............    (3,509)    (5,211)
                                                     -------    -------
Cash flow from financing activities:
  Redemption of preferred stock...................        --     (1,440)
  Exercise of stock options.......................        --        167
  Proceeds from initial public offering...........    45,527         --
  Net repayments under credit agreement...........   (21,500)        --
  Notes payable--stockholders.....................   (15,119)        --
                                                     -------    -------
Net cash provided by (used in) financing
  activities......................................     8,908     (1,273)
                                                     -------    -------
Net increase (decrease) in cash and cash
  equivalents.....................................    19,743    (13,933)
Cash and cash equivalents at beginning of
  period..........................................     4,142     22,484
                                                     -------    -------

Cash and cash equivalents at end of period........   $23,885    $ 8,551
                                                     -------    -------
                                                     -------    -------
Supplemental disclosures of cash flow information:
  Interest paid during the period.................   $ 2,278    $    28
  Income taxes paid during the period.............   $ 5,885    $ 6,979
Other non-cash transactions:
  Accretion of preferred dividend.................        --    $    35

  The accompanying Notes to Condensed Consolidated Financial Statements are an
                       integral part of these statements.
                                      F-20

                                 TOY BIZ, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Toy Biz, Inc. and its subsidiary (collectively, the 'Company') have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instruction to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes thereto contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed with the Securities and Exchange Commission.

2. INITIAL PUBLIC OFFERING AND CAPITAL STOCK

     On March 2, 1995, the Company completed an initial public offering ('IPO') by issuing 2,750,000 new shares of its Class A Common Stock ('Common Stock') at $18 per share. The net proceeds to the Company of $44,145, after deducting fees and expenses, were used to pay outstanding amounts due under subordinated notes which totalled $15,119 in principal and $1,961 in interest, with the balance used for working capital and general corporate purposes.

3. ACQUISITION

     On September 11, 1995, pursuant to an Asset Purchase Agreement dated as of August 17, 1995, as amended, between the Company and Spectra Star, Inc. ('Spectra Star'), the Company acquired certain assets and assumed certain liabilities of Spectra Star (the 'Acquisition'). The purchase price, including fees related to the Acquisition, totalled approximately $13.6 million, consisting of approximately $10.6 million of cash and assumed liabilities and the issuance of a maximum of 130,303 shares of Series A Preferred Stock (the 'Preferred Stock') with a maximum redemption value of $4.3 million. The Preferred Stock is convertible at any time after March 10, 1996 at the option of the holders into 130,303 shares of Class A Common Stock or cash at the then present value of the Preferred Stock. On March 18, 1996, 53,030 share of the Preferred Stock were redeemed for cash at an aggregate present value of approximately $1.4 million. The present value of the remaining Preferred Stock was approximately $1.6 million as of March 31, 1996. The Company utilized available cash to finance the Acquisition and the redemption of the Preferred Stock.

     The Acquisition was accounted for using the purchase method of accounting. Based on a preliminary allocation of purchase price, the fair value of the assets acquired is summarized below.


     Current assets................   $ 3,470
     Noncurrent assets.............       521
     Intangibles...................     9,566
                                      -------
                                      $13,557
                                      -------
                                      -------

     The following unaudited pro forma consolidated financial information gives effect to the Acquisition as if it occurred at the beginning of the period presented. These pro forma results include certain adjustments, such as increased amortization, decreased interest expense and the elimination of a discontinued product line, and are not

                                 TOY BIZ, INC.
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

3. ACQUISITION--(CONTINUED)

necessarily indicative of what results would have been had the Acquisition occurred at the beginning of the period.

                                                THREE MONTHS ENDED
                                                  MARCH 31, 1995
                                                ------------------
     Net sales...............................        $ 38,718
     Net income..............................        $  4,424
     Net income per share....................        $    .16

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                     DECEMBER 31,    MARCH 31,
                                                         1995          1996
                                                     ------------    ---------
Accounts receivable, net:
  Accounts receivable.............................     $ 86,019       $71,823
  Less allowances.................................      (11,271)       (5,441)
                                                     ------------    ---------
     Total........................................     $ 74,748       $66,382
                                                     ------------    ---------

                                                     ------------    ---------
Inventories:
  Finished goods, net.............................     $ 13,504       $11,651
  Component parts, raw materials and
     work-in-process..............................        3,691         3,047
                                                     ------------    ---------
     Total........................................     $ 17,195       $14,698
                                                     ------------    ---------
                                                     ------------    ---------
Goodwill and other intangibles, net:
  Goodwill........................................     $  9,815       $ 9,815
  Patents and other intangibles...................          409           507
  Less accumulated amortization...................         (123)         (192)
                                                     ------------    ---------
     Total........................................     $ 10,101       $10,130
                                                     ------------    ---------
                                                     ------------    ---------
Accrued expenses and other:
  Accrued advertising costs.......................     $  9,459       $ 1,723
  Accrued royalties...............................        3,956         2,158
  Income taxes payable............................        7,374         2,495
  Accrued inventory purchases.....................        4,694         3,658
  Other accrued expenses..........................        3,557         3,172
                                                     ------------    ---------
     Total........................................     $ 29,040       $13,206
                                                     ------------    ---------
                                                     ------------    ---------

5. EARNINGS PER SHARE

     Earnings per share have been computed based on the weighted average number of common and common equivalent shares assuming 27 million shares were outstanding during the period prior to the IPO in March, 1995.

                                                                     SCHEDULE II

                                  TOY BIZ INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                        BALANCE       CHARGED TO SALES    CHARGED TO                     BALANCE
                                      AT BEGINNING      OR COSTS AND        OTHER                        AT END
                                       OF PERIOD          EXPENSES         ACCOUNTS     DEDUCTIONS      OF PERIOD
                                      ------------    ----------------    ----------    -----------    -----------
DESCRIPTION
Year Ended December 31, 1993,
  Allowances included in Accounts
  Receivable, Net:
  Doubtful accounts................    $   971,000      $     73,000(1)       --        $    53,000    $   991,000
  Advertising, markdowns, returns,
     volume discounts and other....      4,246,000        12,829,000(2)       --          8,545,000      8,530,000

Year Ended December 31, 1994,
  Allowances included in Accounts
  Receivable, Net:
  Doubtful accounts................        991,000            30,000(1)       --            505,000        516,000
  Advertising, markdowns, returns,
     volume discounts and other....      8,530,000        15,493,000(2)       --         14,270,000      9,753,000

Year Ended December 31, 1995,
  Allowances included in Accounts
  Receivable, Net:
  Doubtful accounts................        516,000           443,000(1)       --            443,000        516,000
  Advertising, markdowns, returns,
     volume discounts and other....      9,753,000        21,682,000(2)       --         20,680,000     10,755,000

- ------------------
(1) Charged to costs and expenses.

(2) Charged to sales.

                                 [PHOTOGRAPHS]

                                    [LOGO]

PROSPECTUS (SUBJECT TO COMPLETION)                                   [ALTERNATE]

ISSUED AUGUST 7, 1996



                                3,200,000 SHARES

        [Logo]

                                 TOY BIZ, INC.
                              CLASS A COMMON STOCK
                            ------------------------


OF THE 3,200,000 SHARES OF CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE, OF TOY BIZ, INC. BEING OFFERED HEREBY, 640,000 SHARES ARE BEING OFFERED INITIALLY
  OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 2,560,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND
    CANADA BY THE U.S. UNDERWRITERS. SEE 'UNDERWRITERS.' OF THE 3,200,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 700,000 SHARES ARE
     BEING SOLD BY THE COMPANY AND 2,500,000 SHARES ARE BEING SOLD BY
     MARVEL (AS DEFINED HEREIN), A SELLING STOCKHOLDER. SEE 'PRINCIPAL
       AND SELLING STOCKHOLDERS.' THE COMPANY WILL NOT RECEIVE ANY OF THE
          PROCEEDS FROM THE SALE OF THE SHARES BEING SOLD BY MARVEL.



THE CLASS A COMMON STOCK ENTITLES ITS HOLDERS TO ONE VOTE PER SHARE, AND THE CLASS B COMMON STOCK GENERALLY HAS TEN VOTES PER SHARE. IMMEDIATELY AFTER THIS
  OFFERING, THE CLASS B COMMON STOCK AND THE CLASS A COMMON STOCK BENEFICIALLY OWNED BY THE PRINCIPAL STOCKHOLDERS WILL REPRESENT APPROXIMATELY 93% OF
    THE COMBINED VOTING POWER (ASSUMING THE U.S. UNDERWRITERS'
    OVER-ALLOTMENT OPTION IS NOT                EXERCISED) WITH RESPECT TO
     SUBSTANTIALLY ALL MATTERS SUBMITTED FOR THE VOTE OF ALL STOCKHOLDERS.



THE CLASS A COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL 'TBZ.' ON AUGUST 5, 1996, THE REPORTED LAST SALE PRICE
                        OF THE CLASS A COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $16 5/8 PER SHARE.


                            ------------------------

         SEE 'RISK FACTORS' BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                           CRIMINAL OFFENSE.

                            ------------------------

                             PRICE $       A SHARE
                            ------------------------

                                                  UNDERWRITING                            PROCEEDS TO
                                PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                 PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
                           ------------------  ------------------  ------------------  ------------------
Per Share................          $                   $                   $                   $
Total(3).................     $                   $                   $                   $

- ------------
     (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
     (2) Before deduction of expenses payable by the Company estimated at $500,000.

     (3) Isaac Perlmutter and Avi Arad, each a Selling Stockholder, have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 480,000 additional Shares, consisting of up to 384,000 Shares as to Mr. Perlmutter and 96,000 Shares as to Mr. Arad, at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling Stockholders will be
         $               , $               , $               and
         $               , respectively. See 'Underwriters.'

                            ------------------------


     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Kramer, Levin, Naftalis & Frankel, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about August   , 1996 at
the office of Morgan Stanley & Co. Incorporated, New York, N. Y., against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY & CO.

   INTERNATIONAL
                   CS FIRST BOSTON
                                  SMITH BARNEY INC.
                                                 JEFFERIES INTERNATIONAL LIMITED


August   , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table shows all expenses of the issuance and distribution of the securities offered hereby, other than underwriting discounts and commissions:

     Securities and Exchange Commission ('SEC') filing
       fee.............................................   $ 60,227
     National Association of Securities Dealers,
       Inc. ('NASD')...................................     17,966
     NYSE listing fee..................................      3,500
     Transfer agent's and registrar's fee..............      3,500
     Printing and engraving expenses...................    150,000
     Legal fees and expenses...........................    150,000
     Accounting fees and expenses......................     90,000
     Blue Sky filing fees and expenses (including
       counsel fees)...................................     20,000
     Miscellaneous expenses............................      4,807
                                                          --------
          Total........................................   $500,000
                                                          --------
                                                          --------

     All amounts listed above, except for the SEC filing fee, NASD filing fee and NYSE listing fee, are estimates. All expenses will be paid by the Company.

15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 6 of the Company's By-Laws provides for the indemnification of directors, officers or incorporators of the Company to the maximum extent permitted by the Delaware General Corporation Law ('DGCL'). Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     The Underwriting Agreement, included in Exhibit 1.1 hereto, provides that each of the Underwriters will indemnify the Directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act').

16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The pages contained in the manually signed Registration Statement filed with exhibits thereto have been numbered sequentially in the lower right hand corner of each page. The exhibits described below may be found in such Registration Statement at the relevant page described under the column 'Sequential Page Number' on the Exhibit Index attached hereto.

     (a) Exhibits:


EXHIBIT
NUMBER   DESCRIPTION
- ------   ------------------------------------------------------------------
 1.1      --   Form of Underwriting Agreement.*

 2.1      --   Amended and Restated Asset Purchase Agreement, dated August
               17, 1995, between the Company and Spectra Star, Inc., as
               amended by the First, Second, Third, Fourth and Fifth
               Amendments thereto. (Incorporated by reference to Exhibits
               2.1, 2.2, 2.3, 2.4 and 2.5 to the Company's Current Report
               on Form 8-K, filed with the Commission on September 26,
               1995.)

 3.1      --   Certificate of Amendment to Restated Certificate of
               Incorporation.+
 4.1      --   Specimen Copy of Stock Certificate for shares of Class A
               Common Stock. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1,
               File No. 33-87268.)
 5.1      --   Opinion of Battle Fowler LLP regarding the legality of
               securities being registered.*
10.1      --   Stockholders Agreement, dated as of March 2, 1995, by and

               among the Company, Isaac Perlmutter T.A., Marvel
               Entertainment Group, Inc., Avi Arad and Zib Inc.
               (Incorporated by reference to Exhibit 10.1 to the Company's
               Quarterly Report on Form 10-Q for the quarter ended March
               31, 1995.)
10.2      --   Registration Rights Agreement, dated as of March 2, 1995, by and among the Company, Marvel Entertainment Group, Inc., and
               Isaac Perlmutter and Avi Arad. (Incorporated by reference to
               Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q
               for the quarter ended March 31, 1995.)
10.3      --   Assignment and Assumption of Sublease by and between Job Lot of West 45th St., Inc. and the Company, as amended by First
               Amendment of Sublease, dated May 26, 1994, by and between
               Kallir, Philips, Ross, Inc. and the Company; Agreement of
               Sublease, dated May 6, 1991, by and between Kallir, Philips,
               Ross, Inc. and Job Lot of West 45th St., Inc.; Agreement of
               Sublease, dated January 1989, by and between 673 First
               Realty Company and Kallir, Philips, Ross, Inc. (Incorporated
               by reference to Exhibit 10.3 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)
10.4      --   Lease, dated December 3, 1993, by and between 200 Fifth
               Avenue Associates and the Company. (Incorporated by
               reference to Exhibit 10.4 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)
10.5      --   Letter Agreement, effective March 1, 1994, by and between
               Regal West Warehouse Trucking and the Company. (Incorporated
               by reference to Exhibit 10.5 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)
10.6      --   Credit Agreement, dated as of February 22, 1995 among the
               Company, the Banks (as defined therein) and Chemical Bank as administrative agent for the Banks, as amended by First
               Amendment and Consent Number 1, dated as of August 29, 1995.
               (Incorporated by reference to Exhibit 10.3 to the Company's
               Quarterly Report on Form 10-Q for the quarter ended March
               31, 1995 and Exhibit 10.7 to the Company's Current Report on
               Form 8-K filed on September 26, 1995.)
10.7      --   License Agreement, dated April 30, 1993, by and between the
               Company and Marvel Entertainment Group, Inc., as amended by
               Amendments thereto, dated December 1, 1994, and February 22,
               1995. (Incorporated by reference to Exhibits 10.9 and
               10.9(b) to the Company's Registration Statement on Form S-1,
               File No. 33-87268 and to Exhibit 10.4 to the Company's
               Quarterly Report on Form 10-Q for the Quarter ended March
               31, 1995.)
10.8      --   License Agreement, dated July 1, 1994, between Marvel
               Entertainment Group, Inc. and the Company. (Incorporated by
               reference to Exhibit 10.12 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)


EXHIBIT
NUMBER   DESCRIPTION
- ------   ------------------------------------------------------------------
10.9      --   License Agreement, dated March 1, 1993, by and between the
               Company and Gerber Products Company as amended by Amendment thereto, dated April 5, 1995. (Incorporated by reference to
               Exhibit 10.13 to the Company's Registration Statement on
               Form S-1, File No. 33-87268 and Exhibit 10.6 to the
               Company's Quarterly Report on Form 10-Q for the quarter
               ended June 30, 1995.), (Confidential treatment has been
               requested for a portion of this exhibit).
10.10     --   Distribution Agreement, dated July 29, 1993, by and between the Company and Tyco Industries, Inc. (Incorporated by
               reference to Exhibit 10.17 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)
10.11     --   Services Agreement, dated as of March 2, 1995, by and
               between the Company and Marvel Entertainment Group, Inc.
               (Incorporated by reference to Exhibit 10.18 to the Company's
               Registration Statement on Form S-1, File No. 33-87268.)
10.12     --   Showroom Sharing Agreement, dated as of March 2, 1995, by
               and among the Company, Marvel Entertainment Group, Inc.,
               Classic Heroes, Inc. and REC Sound Incorporated.
               (Incorporated by reference to Exhibit 10.20 to the Company's
               Registration Statement on Form S-1, File No. 33-87268.)
10.13     --   Master License Agreement, dated as of April 30, 1993,
               between Avi Arad & Associates and the Company. (Incorporated by reference to Exhibit 10.21 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)
10.14     --   Amended and Restated Consulting Agreement by and between the
               Company and Avi Arad. (Incorporated by reference to Exhibit
               10.22 to the Company's Registration Statement on Form S-1,
               File No. 33-87268.)**
10.15     --   Amended and Restated Employment Agreement between New World
               Animation, Ltd. and Avi Arad. (Incorporated by reference to
               Exhibit 10.23 to the Company's Registration Statement on
               Form S-1, File No. 33-87268.)
10.16     --   Stock Option Agreement, dated as of April 30, 1993, between the Company and Avi Arad as amended. (Incorporated by
               reference to Exhibits 10.25, 10.26 and 10.26(b) to the
               Company's Registration Statement on Form S-1, File No.
               33-87268.)
10.17     --   Employment Agreement, by and between Joseph M. Ahearn and
               the Company. (Incorporated by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1, File No.
               33-87268.)**
10.18     --   Employment Agreement, by and between Andrew R. Gatto and the
               Company. (Incorporated by reference to Exhibit 10.18 to the
               Company's Annual Report on Form 10-K, filed on April 1,
               1995.)**
10.19     --   Sales Representative Agreement by and between Bole
               Enterprises and the Company. (Incorporated by reference to
               Exhibit 10.29 to the Company's Registration Statement on

               Form S-1, File No. 33-87268.)
10.20     --   1995 Stock Option Plan. (Incorporated by reference to
               Exhibit 10.30 to the Company's Registration Statement on
               Form S-1, File No. 33-87268.)**
10.21     --   Registration Rights Agreement, dated September 11, 1995, by and between the Company and Spectra Star, Inc. (Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed on September 26, 1995.)
10.22     --   Option Agreement, dated September 11, 1995, by and between the Company and Spectra Star, Inc. (Incorporated by
               reference to Exhibit 10.9 to the Company's Current Report on
               Form 8-K, filed on September 26, 1995.)
10.23     --   Purchase and Option Agreement, dated September 11, 1995, by and between the Company, Frank Alonso, Jr. and Estrella
               Maquiladoras, S.A. DE C.V. (Incorporated by reference to
               Exhibit 10.10 to the Company's Current Report on Form 8-K,
               filed on September 26, 1995.)

EXHIBIT
NUMBER   DESCRIPTION
- ------   ------------------------------------------------------------------
10.24     --   Maquila and Technical Assistance Agreement, dated September
               11, 1995, by and between the Company and Estrella
               Maquiladoras, S.A. DE C.V. (Incorporated by reference to
               Exhibit 10.11 to the Company's Current Report on Form 8-K,
               filed on September 26, 1995.)
10.25     --   Second Amendment and Consent No. 1, dated as of October 18,
               1995, to the Credit Agreement, dated as of February 22,
               1995, among the Company, the Banks (as defined therein) and
               Chemical Bank as administrative agent for the Banks.*
10.26     --   Third Amendment and Consent No. 3, dated as of July 24,
               1996, to the Credit Agreement, dated as of February 22,
               1995, among the Company, the Banks (as defined therein) and
               Chemical Bank as administrative agent for the Banks.*
21.1      --   Subsidiaries of the Company. (Incorporated by reference to
               Exhibit 21.1 to the Company's Annual Report on Form 10-K,
               filed on April 1, 1996.)
23.1      --   Consent of Ernst & Young LLP.*
23.2      --   Consent of Battle Fowler LLP. (Included in its opinion filed as Exhibit 5.1 hereto.)*
24.1      --   Powers of Attorney. (Included on the signature pages
               hereto.)+


 * Filed herewith.
** Management contract or compensatory plan or arrangement.

 + Filed previously.

     (b) Financial Statement Schedules. The following financial statement schedule is filed as part of this Registration Statement:

SCHEDULE
 NUMBER    DESCRIPTION
- --------   --------------------------------------------------------------------------------------------------------
    II     Valuation and Qualifying Accounts.

17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 7, 1996.


                                          TOY BIZ, INC.
                                          (Registrant)


                                          By: /s/       DANIEL J. WERTHER
                                              ---------------------------------
                                                    Daniel J. Werther
                                                 Executive Vice President,
                                             Senior Legal Officer and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        SIGNATURE                         TITLE                         DATE
- -------------------------  -----------------------------------   -------------------
            *              Chairman of the Board of Directors        August   , 1996
- -------------------------  and Director
   Ronald O. Perelman

            *              President, Chief Executive Officer        August   , 1996
- -------------------------  and Director (principal executive
    Joseph M. Ahearn       officer)

            *              Chief Financial Officer, Treasurer        August   , 1996
- -------------------------  and Director (principal financial
    Bobby G. Jenkins       and accounting officer)

            *              Director                                  August   , 1996
- -------------------------
        Avi Arad

            *              Director                                  August   , 1996
- -------------------------
    William C. Bevins


            *              Director                                  August   , 1996
- -------------------------
    Donald G. Drapkin

            *              Director                                  August   , 1996
- -------------------------
     James F. Halpin

            *              Director                                  August   , 1996
- -------------------------
    Isaac Perlmutter

            *              Director                                  August   , 1996
- -------------------------
  Alfred A. Piergallini

        SIGNATURE                         TITLE                         DATE
- -------------------------  -----------------------------------   -------------------
            *              Director                                  August   , 1996
- -------------------------
       Lynn Schenk

            *              Director                                  August   , 1996
- -------------------------
    Terry C. Stewart

            *              Director                                  August   , 1996
- -------------------------
     Paul R. Verkuil

*By: /s/       DANIEL J.                                              August 7, 1996
         WERTHER
- -------------------------
    Daniel J. Werther
    Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION                                                PAGE
- ------   --------------------------------------------------------   -----
 1.1      --   Form of Underwriting Agreement.*
 2.1      --   Amended and Restated Asset Purchase Agreement,
               dated August 17, 1995, between the Company and
               Spectra Star, Inc., as amended by the First,
               Second, Third, Fourth and Fifth Amendments
               thereto. (Incorporated by reference to Exhibits
               2.1, 2.2, 2.3, 2.4 and 2.5 to the Company's
               Current Report on Form 8-K, filed with the
               Commission on September 26, 1995.)
 3.1      --   Certificate of Amendment to Restated Certificate
               of Incorporation.+
 4.1      --   Specimen Copy of Stock Certificate for shares of
               Class A Common Stock. (Incorporated by reference
               to Exhibit 4.1 to the Company's Registration
               Statement on Form S-1,
               File No. 33-87268.)
 5.1      --   Opinion of Battle Fowler LLP regarding the
               legality of securities being registered.*
10.1      --   Stockholders Agreement, dated as of March 2, 1995,
               by and among the Company, Isaac Perlmutter T.A.,
               Marvel Entertainment Group, Inc., Avi Arad and Zib
               Inc. (Incorporated by reference to Exhibit 10.1 to
               the Company's Quarterly Report on Form 10-Q for
               the quarter ended March 31, 1995.)
10.2      --   Registration Rights Agreement, dated as of March
               2, 1995, by and among the Company, Marvel
               Entertainment Group, Inc., and Isaac Perlmutter
               and Avi Arad. (Incorporated by reference to
               Exhibit 10.2 to the Company's Quarterly Report on
               Form 10-Q for the quarter ended March 31, 1995.)
10.3      --   Assignment and Assumption of Sublease by and
               between Job Lot of West 45th St., Inc. and the
               Company, as amended by First Amendment of
               Sublease, dated May 26, 1994, by and between
               Kallir, Philips, Ross, Inc. and the Company;
               Agreement of Sublease, dated May 6, 1991, by and
               between Kallir, Philips, Ross, Inc. and Job Lot of
               West 45th St., Inc.; Agreement of Sublease, dated
               January 1989, by and between 673 First Realty
               Company and Kallir, Philips, Ross, Inc.
               (Incorporated by reference to Exhibit 10.3 to the
               Company's Registration Statement on Form S-1, File
               No. 33-87268.)

10.4      --   Lease, dated December 3, 1993, by and between 200
               Fifth Avenue Associates and the Company.
               (Incorporated by reference to Exhibit 10.4 to the
               Company's Registration Statement on Form S-1, File
               No. 33-87268.)
10.5      --   Letter Agreement, effective March 1, 1994, by and
               between Regal West Warehouse Trucking and the
               Company. (Incorporated by reference to Exhibit
               10.5 to the Company's Registration Statement on
               Form S-1, File No. 33-87268.)
10.6      --   Credit Agreement, dated as of February 22, 1995
               among the Company, the Banks (as defined therein)
               and Chemical Bank as administrative agent for the
               Banks, as amended by First Amendment and Consent
               Number 1, dated as of August 29, 1995.
               (Incorporated by reference to Exhibit 10.3 to the
               Company's Quarterly Report on Form 10-Q for the
               quarter ended March 31, 1995 and Exhibit 10.7 to
               the Company's Current Report on Form 8-K filed on
               September 26, 1995.)
10.7      --   License Agreement, dated April 30, 1993, by and
               between the Company and Marvel Entertainment
               Group, Inc., as amended by Amendments thereto,
               dated December 1, 1994, and February 22, 1995.
               (Incorporated by reference to Exhibits 10.9 and
               10.9(b) to the Company's Registration Statement on
               Form S-1, File No. 33-87268 and to Exhibit 10.4 to
               the Company's Quarterly Report on Form 10-Q for
               the Quarter ended March 31, 1995.)
10.8      --   License Agreement, dated July 1, 1994, between
               Marvel Entertainment Group, Inc. and the Company.
               (Incorporated by reference to Exhibit 10.12 to the
               Company's Registration Statement on Form S-1, File
               No. 33-87268.)

EXHIBIT
NUMBER   DESCRIPTION                                                PAGE
- ------   --------------------------------------------------------   -----
10.9      --   License Agreement, dated March 1, 1993, by and
               between the Company and Gerber Products Company as
               amended by Amendment thereto, dated April 5, 1995.
               (Incorporated by reference to Exhibit 10.13 to the
               Company's Registration Statement on Form S-1, File
               No. 33-87268 and Exhibit 10.6 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended June 30, 1995.), (Confidential treatment has
               been requested for a portion of this exhibit).
10.10     --   Distribution Agreement, dated July 29, 1993, by
               and between the Company and Tyco Industries, Inc.

               (Incorporated by reference to Exhibit 10.17 to the
               Company's Registration Statement on Form S-1, File
               No. 33-87268.)
10.11     --   Services Agreement, dated as of March 2, 1995, by
               and between the Company and Marvel Entertainment
               Group, Inc. (Incorporated by reference to Exhibit
               10.18 to the Company's Registration Statement on
               Form S-1, File No. 33-87268.)
10.12     --   Showroom Sharing Agreement, dated as of March 2,
               1995, by and among the Company, Marvel
               Entertainment Group, Inc., Classic Heroes, Inc.
               and REC Sound Incorporated. (Incorporated by
               reference to Exhibit 10.20 to the Company's
               Registration Statement on Form S-1, File No.
               33-87268.)
10.13     --   Master License Agreement, dated as of April 30,
               1993, between Avi Arad & Associates and the
               Company. (Incorporated by reference to Exhibit
               10.21 to the Company's Registration Statement on
               Form S-1, File No. 33-87268.)
10.14     --   Amended and Restated Consulting Agreement by and
               between the Company and Avi Arad. (Incorporated by
               reference to Exhibit 10.22 to the Company's
               Registration Statement on Form S-1, File No.
               33-87268.)**
10.15     --   Amended and Restated Employment Agreement between
               New World Animation, Ltd. and Avi Arad.
               (Incorporated by reference to Exhibit 10.23 to the
               Company's Registration Statement on Form S-1, File
               No. 33-87268.)
10.16     --   Stock Option Agreement, dated as of April 30,
               1993, between the Company and Avi Arad as amended.
               (Incorporated by reference to Exhibits 10.25,
               10.26 and 10.26(b) to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)
10.17     --   Employment Agreement, by and between Joseph M.
               Ahearn and the Company. (Incorporated by reference
               to Exhibit 10.27 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)**
10.18     --   Employment Agreement, by and between Andrew R.
               Gatto and the Company. (Incorporated by reference
               to Exhibit 10.18 to the Company's Annual Report on
               Form 10-K, filed on April 1, 1995.)**
10.19     --   Sales Representative Agreement by and between Bole
               Enterprises and the Company. (Incorporated by
               reference to Exhibit 10.29 to the Company's
               Registration Statement on Form S-1, File No.
               33-87268.)
10.20     --   1995 Stock Option Plan. (Incorporated by reference
               to Exhibit 10.30 to the Company's Registration
               Statement on Form S-1, File No. 33-87268.)**
10.21     --   Registration Rights Agreement, dated September 11,
               1995, by and between the Company and Spectra Star,
               Inc. (Incorporated by reference to Exhibit 10.8 to

               the Company's Current Report on Form 8-K, filed on
               September 26, 1995.)
10.22     --   Option Agreement, dated September 11, 1995, by and
               between the Company and Spectra Star, Inc.
               (Incorporated by reference to Exhibit 10.9 to the
               Company's Current Report on Form 8-K, filed on
               September 26, 1995.)
10.23     --   Purchase and Option Agreement, dated September 11,
               1995, by and between the Company, Frank Alonso,
               Jr. and Estrella Maquiladoras, S.A. DE C.V.
               (Incorporated by reference to Exhibit 10.10 to the
               Company's Current Report on Form 8-K, filed on
               September 26, 1995.)
10.24     --   Maquila and Technical Assistance Agreement, dated
               September 11, 1995, by and between the Company and
               Estrella Maquiladoras, S.A. DE C.V. (Incorporated
               by reference to Exhibit 10.11 to the Company's
               Current Report on Form 8-K, filed on September 26,
               1995.)

EXHIBIT
NUMBER   DESCRIPTION                                                PAGE
- ------   --------------------------------------------------------   -----
10.25     --   Second Amendment and Consent No. 1, dated as of
               October 18, 1995, to the Credit Agreement, dated
               as of February 22, 1995, among the Company, the
               Banks (as defined therein) and Chemical Bank as
               administrative agent for the Banks.*
10.26     --   Third Amendment and Consent No. 3, dated as of
               July 24, 1996, to the Credit Agreement, dated as
               of February 22, 1995, among the Company, the Banks
               (as defined therein) and Chemical Bank as
               administrative agent for the Banks.*
21.1      --   Subsidiaries of the Company. (Incorporated by
               reference to Exhibit 21.1 to the Company's Annual
               Report on Form 10-K, filed on April 1, 1996.)
23.1      --   Consent of Ernst & Young LLP.*
23.2      --   Consent of Battle Fowler LLP. (Included in its
               opinion filed as Exhibit 5.1 hereto.)*
24.1      --   Powers of Attorney. (Included on the signature
               pages hereto.)+


 * Filed herewith.

** Management contract or compensatory plan or arrangement.

 + Filed previously.